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05005748

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hang Lung Properties

*CURRENT ADDRESS

PROCESSED

**FORMER NAME FEB 16 2005

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 3410   FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 2/15/05

穹蒼無盡 夢想無限......

The Sky is our limit...

恒隆地產
HANG LUNG PROPERTIES

03/04 年報 Annual Report





Located above the Airport Railway's Kowloon Station, The HarbourSide consists of three 80-storey luxury residential towers containing 1,122 apartments. The development is a focal point of West Kowloon and boasts superb views across Victoria Harbour. Built at the heart of an efficient road and rail network, transport across Hong Kong and to the city's international airport is easy.

臨天下位於機場鐵路九龍站上蓋，包括三幢樓高八十層
豪宅大廈，提供一千一百二十二個單位。該項目巍峨矗
西九龍，盡覽維港秀景，並位於四通八達之道路和鐵
路網絡樞紐，往返港九各地及香港國際機場均甚為便捷。



從今天起…… 我們繼續邁向高峰

from now on, no dream will be too tall... we will always aspire to new heights



恒隆地產擁有清晰的目標和抱負。我們矢志在市場內發展各類優質物業，並預先為市況的任何轉變作出未雨綢繆。作為一個有責任感之企業，定必以香港及社會的整體利益為重。

At Hang Lung Properties, we know where we want to go and what we want to be. Our aim is to develop quality property across the spectrum of our market place, have contingencies in place ready for any change in market conditions and to act as a responsible corporate citizen with the interests of Hong Kong and its community at heart.

請開啟 OPEN ▶

恒隆地產有限公司

Hang Lung Properties Limited

目錄 CONTENTS

公司簡介
Corporate Profile

恒隆地產有限公司

恒隆地產為香港最具規模之物業發展及投資公司之一，擁有位於香港交通要塞之多類物業。本公司乃恒隆集團有限公司之附屬公司，於二零零零年接手負責恒隆集團未來之物業發展業務。

於二零零二年，本集團收購恒隆集團所持有格蘭酒店集團有限公司之股權。其擁有之兩幢酒店物業已分別改作為服務式寓所及寫字樓/商場。

HANG LUNG PROPERTIES LIMITED

Hang Lung Properties is one of Hong Kong's largest property development and investment companies boasting a diverse range of properties located along the city's major transport arterial routes. It is a subsidiary of Hang Lung Group Limited and in 2000 assumed corporate and investment responsibility for the Group's future property development business.

In 2002, we acquired Hang Lung Group's shareholding in Grand Hotel Holdings Limited which owned two hotel buildings. These properties have been converted into serviced apartments and an office/commercial building respectively.



恒隆地產
HANG LUNG PROPERTIES
恒隆集團
HANG LUNG GROUP

恒隆地產以卓越之策略經營其多元化之物業組合。本集團不時檢察旗下物業之租戶組合，於有需要時作出質量提升；並定期翻新現有物業，以配合市場需求之變化。本集團之物業廣受歡迎，乃由於本集團注重增值服務及優異配套，因此旗下物業甚受租戶追捧。

本集團不斷向前瞻部署。多項新物業均集中於九龍之主要住宅區，包括位於西九龍填海區座落於機場鐵路九龍站之君臨天下物業、深盛路之碧海藍天物業及海輝道之浪澄灣物業，以及何文田之君逸山項目。此等項目將持續提升本集團享有善於發展優質及位置優越之物業之美譽。

Hang Lung Properties' diverse portfolio is supported by sound strategic initiatives. The tenant mix of our properties is constantly reviewed and, where necessary, upgraded; existing developments are regularly refurbished to meet the changing demands of the marketplace. Our properties remain popular and, as a result of our emphasis on value-added services and incentives, are often highly sought after by tenants.

We are constantly looking to the future. A new concentration of properties in residential areas in Kowloon, such as The HarbourSide at the Airport Railway Kowloon Station, AquaMarine at Sham Shing Road and The Long Beach at Hoi Fai Road - all on the West Kowloon Reclamation, and Carmel-on-the-Hill at Ho Man Tin, will continue to enhance our reputation for high quality and well-located developments.

公司資料
Corporate Information

董事
陳啟宗 *(主席)*
殷尚賢* *(副主席)*
袁偉良 *(董事總經理)*
夏佳理* 太平紳士
陳樂怡*
鄭漢鈞* 金紫荊星章、OBE、太平紳士
何世良 *(執行董事)*
廖柏偉* 銀紫荊星章
吳士元 *(執行董事)*

* 獨立非執行董事

Directors
Ronnie C. Chan *(Chairman)*
S.S. Yin* *(Vice Chairman)*
Nelson W.L. Yuen *(Managing Director)*
Ronald J. Arculli*, *JP*
Laura L.Y. Chen*
H.K. Cheng*, *GBS, OBE, JP*
Wilfred S.L. Ho *(Executive Director)*
P.W. Liu*, *SBS*
Terry S.Y. Ng *(Executive Director)*

* Independent Non-Executive Director

審核委員會
鄭漢鈞 金紫荊星章、OBE、太平紳士 *(主席)*
陳樂怡
廖柏偉 銀紫荊星章

Audit Committee
H.K. Cheng, *GBS, OBE, JP* *(Chairman)*
Laura L.Y. Chen
P.W. Liu, *SBS*

提名及薪酬委員會
廖柏偉 銀紫荊星章 *(主席)*
夏佳理 太平紳士
陳樂怡
鄭漢鈞 金紫荊星章、OBE、太平紳士

Nomination and Remuneration Committee
P.W. Liu, *SBS* *(Chairman)*
Ronald J. Arculli, *JP*
Laura L.Y. Chen
H.K. Cheng, *GBS, OBE, JP*

授權代表
吳士元
程式榮

Authorised Representatives
Terry S.Y. Ng
Robin S.W. Ching

公司秘書
程式榮

Company Secretary
Robin S.W. Ching

註冊辦事處
香港中環德輔道中四號
渣打銀行大廈二十八樓
電話：2879 0111
傳真：2868 6086

Registered Office
28th Floor, Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Tel : 2879 0111
Fax : 2868 6086

互聯網網址
網址 ：http://www.hanglung.com
電郵地址：HLProperties@hanglung.com

Internet Address
Website : http://www.hanglung.com
Email address : HLProperties@hanglung.com

核數師
畢馬威會計師事務所

Auditors
KPMG

財務摘要
Financial Briefs



盈利及普通股股息
Earnings and Ordinary Dividends
截至六月三十日止年度
for the year ended 30 June
(百萬元 $Million)
盈利 Earnings
普通股股息 Ordinary Dividends
3,000
2,500
2,000
1,500
1,000
500
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

		2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)
總資產(附註4)	Total assets (Note 4)	47,144	40,800
投資物業	Investment properties	30,432	27,172
待售物業	Properties for sale		
- 已建成	- Completed	7,005	-
- 發展中	- Under development	5,018	10,775
現金及銀行存款	Cash and deposits with banks	1,063	1,104
總負債(附註1及4)	Total liabilities (Notes 1&4)	14,235	14,889
銀行貸款及透支(附註4)	Bank loans and overdrafts (Note 4)	9,593	7,874
可換股債券	Convertible bonds	-	3,414
股東權益／資產淨值(附註1)	Shareholders' funds /Net assets (Note 1)	31,974	24,633
營業額	Turnover	4,533	2,143
普通股股東 應佔純利(附註1)	Net profit attributable to ordinary shareholders (Note 1)	2,065	875
股息	Dividends		
普通股	Ordinary shares	1,439	1,156
優先股	Preference shares	38	48
每股普通股資料	Per ordinary share data		
盈利 - 基本(附註1)	Earnings - Basic (Note 1)	68.5¢	30.3¢
- 攤薄(附註1)	- Diluted (Note 1)	68.4¢	30.3¢
股息 - 中期	Dividends - Interim	11¢	11¢
- 末期	- Final	33¢	29¢
- 全年	- Total for the year	44¢	40¢
資產淨值(附註1及3)	Net assets (Notes 1&3)	$9.7	$8.5
負債率(附註2)	Gearing ratio (Note 2)	23%	31%
派息比率(普通股)(附註1)	Pay-out ratio (ordinary shares) (Note 1)	64%	132%
已發行普通股股數(百萬)	Number of ordinary shares outstanding (in million)	3,300	2,889

附註 Notes

1. 為符合會計實務準則第十二號"所得稅"(經修訂)之規定，二零零三年之有關數字已作出調整。二零零二年及以前之年度並未重列。
Figures for 2003 have been restated to conform with Statement

2. 負債率為淨債項與股權加淨債項之比較。淨債項指銀行貸款及透支、可換股債券、浮息票據及融資租約承擔，減現金及銀行存款。股權則包括股東權益及少數股東權益。



股東權益及淨債項
Shareholders' Funds and Net Debt
於六月三十日
at 30 June



(百萬元 $Million)
■ 股東權益 Shareholders' Funds
淨債項 Net Debt
40,000
30,000
20,000
10,000
0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

負債率
Gearing Ratio
於六月三十日
at 30 June



(%)
35
30
25
20
15
10
5
0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

2002 百萬元 $Million	2001 百萬元 $Million	2000 百萬元 $Million	1999 百萬元 $Million	1998 百萬元 $Million	1997 百萬元 $Million	1996 百萬元 $Million	1995 百萬元 $Million
39,458	40,546	37,912	35,414	35,501	42,400	36,120	35,384
24,986	25,024	23,048	21,750	25,714	35,410	32,491	32,145
-	-	-	-	-	-	-	-
8,490	7,290	3,787	2,541	-	-	-	-
3,146	3,725	4,854	5,461	4,712	2,577	191	1,065
12,884	12,302	9,365	8,274	4,909	3,026	4,725	4,691
6,372	8,952	5,027	5,010	2,211	680	2,465	2,367
3,390	-	-	-	-	-	-	-
26,112	27,857	28,229	26,872	30,352	39,155	31,198	30,492
2,383	2,523	1,846	2,245	3,587	3,686	2,427	2,434
1,207	1,384	1,218	1,896	2,653	2,490	1,580	1,548
1,156	1,156	1,041	985	1,366	1,358	1,088	1,061
48	48	48	53	71	87	115	121
41.8¢	47.9¢	42.1¢	66.2¢	92.5¢	91.7¢	63.3¢	66.6¢
41.5¢	-	-	65.4¢	91¢	90.1¢	62.8¢	65.8¢
11¢	11¢	10¢	14¢	17¢	16¢	15.0¢	14.5¢
29¢	29¢	26¢	20¢	31¢	31¢	28.5¢	28¢
40¢	40¢	36¢	34¢	48¢	47¢	43.5¢	42.5¢
$9.0	$9.6	$9.8	$9.3	$10.6	$13.6	$12.5	$12.2
23%	19%	5%	2%	N/A	N/A	9%	7%
96%	84%	86%	51%	52%	51%	69%	64%
2,889	2,891	2,891	2,894	2,853	2,888	2,501	2,495

3. 根據於結算日之資產淨值除已發行普通股股數。
Based on net assets divided by number of ordinary shares outstanding on the balance sheet date.

4. 於二零零四年及二零零三年，銀行貸款及透支已扣除未攤銷之財務費用。
Bank loans and overdrafts have been net off unamortised front end fees for 2004 and 2003.

業務簡述 BUSINESS DESCRIPTION

物業發展及銷售 Property Development and Sales



香港
- 君臨天下
- 君逸山
- 碧海藍天
- 浪澄灣

Hong Kong
- The HarbourSide
- Carmel-on-the-Hill
- AquaMarine
- The Long Beach

上海
- 恒隆廣場第二幢辦公室大樓

Shanghai
- Plaza 66 Office Tower 2

物業租賃 Property Leasing



香港
- 商場及商舖
- 寫字樓
- 住宅及寓所
- 停車場

Hong Kong
- Commercial & Retail Sector
- Office Sector
- Residential & Apartment Sector
- Car Park Sector

上海
- 恒隆廣場
- 港匯廣場

Shanghai
- Plaza 66
- The Grand Gateway

2003/04 業務回顧 BUSINESS REVIEW

香港

- 君逸山項目於二零零三年十月取得入伙紙
- 於二零零三年十一月與香港房屋協會就有關碧海藍天單位售出後之收益分賬達成協議
- 碧海藍天項目於二零零三年十二月取得入伙紙
- 於二零零四年六月底，已售出一百六十九個君臨天下單位，平均價錢為每平方呎九千六百元

Hong Kong

- Received occupation permit of Carmel-on-the Hill in October 2003
- An agreement on the sharing of sales proceeds of AquaMarine units had been reached with Hong Kong Housing Society in November 2003
- Received occupation permit of AquaMarine in December 2003
- Already sold 169 units of The HarbourSide at an average price of $9,600 p.s.f. at the end of June 2004

上海

- 地基工程進展順利

Shanghai

- Foundation work was progressing smoothly

2004/05 展望 OUTLOOK

香港

- 於二零零四年七月售出十二個君臨天下單位，平均價錢為每平方呎一萬零八百元，預期不久將繼續銷售計劃
- 於八月三星期內已售出一百六十五個君逸山單位（百分之八十八）
- 碧海藍天單位預期將於未來兩至三年推出市場
- 浪澄灣項目估計將於二零零五年完工

Hong Kong

- Sold 12 units of The HarbourSide at an average price of $10,800 p.s.f. in July 2004, and expect to continue the sales programme in the near future
- Sold 165 units (88%) of Carmel-on-the-Hill in just 3 weeks in August
- AquaMarine units are expected to be released to market in the next two to three years
- The Long Beach development is expected to be completed in 2005

上海

- 地基工程將於本財政年度完成

Shanghai

- Foundation work will be completed in the financial year

2003/04 業務回顧 BUSINESS REVIEW

香港

- 商場及商舖之租金收入維持穩定
- 雅蘭中心改建工程已完成，商場租出率達百分之一百
- 御峰之租出率達百分之八十，而租金收入顯著上升
- 康蘭酒店已由一所酒店改裝為服務式寓所物業，營業溢利增加
- 來自碧海藍天及君逸山約二萬五千平方米之商場面積加入集團旗下之投資物業組合

Hong Kong

- Rental income of commercial & retail sector remained stable
- Conversion of Grand Tower completed and occupancy of retail floors had reached 100%
- Occupancy of The Summit reached 80% with rental income significantly rose
- Grand Plaza Hotel had been converted from a hotel to a service apartment development and operating profit increased
- Approx. 25,000 sq.m. commercial spaces from the AquaMarine and Carmel-on-the-Hill projects were added to the portfolio

上海

- 租金收入增加百分之五十二
- 所有寫字樓及商場物業均已全部租出

Shanghai

- Rental income increased 52%
- All office and commercial spaces were fully let

2004/05 展望 OUTLOOK

香港

- 因新雅蘭中心租金收益增加，故商場及商舖之租金收入亦將會進一步上升
- 浪澄灣項目將來完成後，可供租賃之商場/寫字樓面積將增加二萬平方米

Hong Kong

- Rental income of commercial & retail sector will rise further as rental yield from the new Grand Tower is increasing
- An additional 20,000 sq.m. commercial/office spaces will be for lease after completion of The Long Beach project soon

上海

- 繼續將現有寫字樓租戶由跨國企業替代
- 繼續改進商場之租戶組合

Shanghai

- Continue to replace existing office tenants by multinational companies
- Continue to improve the tenant-mix of the shopping malls





力臻完美

A Feeling of Achievement

每個匠心獨運的傑作，都有賴無限創意及優秀策劃來完成，兩者相輔相成。

A masterpiece that begins with a concept and accomplishes in a development of quality and stature.



陳啟宗先生，集團主席（右二）
Mr Ronnie Chichung Chan, *Chairman (second right)*

袁偉良先生，董事總經理（左二）
Mr Nelson Wai Leung Yuen, *Managing Director (second left)*

何世良先生，執行董事（左）
Mr Wilfred Sai Leung Ho, *Executive Director (left)*

吳士元先生，執行董事（右）
Mr Terry Sze Yuen Ng, *Executive Director (right)*

主席報告
Chairman's Statement

致各股東

業績及股息

截至二零零四年六月三十日止財政年度之營業額為港幣四十五億三千三百四十萬元，增加百分之一百一十一點六；普通股股東應佔純利為港幣二十億六千五百萬元，較去年度上升百分之一百三十六。每股普通股盈利為六角八點五仙，較去年度增加百分之一百二十六點一。

董事局建議派發末期股息每股普通股三角三仙，較去年度增加百分之十三點八。如獲股東通過，全年度每股普通股股息總額將為四角四仙，較去年度增加百分之十。

業務回顧

過去數年，受市況之規限，營業額和溢利均主要來自物業租賃業務。此情況在未來數年應不再如是—物業發展項目之銷售，可望對業績增加影響。回顧期之溢利已升逾一倍，倘無不可預見之情況，未來三年之溢利當可再有理想之增長。

正如本人十二個月前預測，香港之樓宇銷售已經回升。樓價於二零零三年第四季開始上揚，於今年頭四個月更為堅挺，其後稍為回軟。豪宅之表現尤其出色，部份豪宅物業於六至八個月內漲價逾五成。

TO OUR SHAREHOLDERS

RESULTS & DIVIDENDS

For the fiscal year ended 30 June 2004, turnover grew 111.6% to HK$4,533.4 million. Net profit attributable to ordinary shareholders was HK$2,065 million, or 136% above last year. Earnings per ordinary share was 68.5 cents, representing a rise of 126.1% over the year before.

Your Board recommends a final dividend of 33 cents per ordinary share, or 13.8% over last year. If approved, total dividends for the full year will be 44 cents per ordinary share, representing an increase of 10% from a year ago.

BUSINESS REVIEW

For the past several years, market conditions dictated that both turnover and profit should come overwhelmingly from rental activities. It should no longer be so in the next few years--sales of development projects are expected to increasingly impact results. Just as profit has more than doubled in the period under review, it is conceivable that barring unforeseen circumstances, it will again grow satisfactorily in the coming three years.

As predicted twelve months ago, property sales in Hong Kong have picked up. Price appreciation began in the fourth quarter of 2003 and picked up momentum in the first four months of this year before retreating slightly. Luxury apartments have especially performed well; in some cases, prices rose by over 50% in a matter of six to eight months.



本公司實為此新市況下最大受惠者之一，所銷售之樓面面積當中，約有八成可列為豪宅。吾等掌握樓價上升之良機，於臨近去年底推出旗下之濱海物業君臨天下，並於二月份開始正式銷售，其頂層單位錄得之最高售價為每平方呎逾港幣二萬元，此價格在僅僅數月前乃難以想像。然而，管理層並不急於趕快沽售，在總數一千一百二十二個單位之中，吾等售出約一百八十一個單位。由於所有售出之單位均面對海港，故其每平方呎之平均售價幾達港幣一萬元。吾等會視乎市況之變化，按部就班銷售餘下單位，冀能取得最大之利潤。

Your Company is certainly one of the biggest beneficiaries of this new market condition. About 80% of the floor area for sale can be categorized as luxury. We took advantage of the price rise and began marketing our waterfront project, The HarbourSide, towards the end of last year. Actual sales commenced in February and the highest prices achieved for the penthouses were over HK$20,000 per square foot. Such numbers were unthinkable only months before. Management, however, was not keen to sell out quickly. We parted with about 181 out of the total of 1,122 units. Since all the units sold faced the harbor, the average price achieved approached HK$10,000 per square foot. Sales will continue as we see market conditions evolve which will hopefully maximize profit.

君逸山以每平方呎逾港幣五千元之平均價售出約九成單位，較吾等原來之預期為佳。擁有一千六百一十六個單位之碧海藍天及擁有一千八百二十九個單位之浪澄灣項目均已可供發售，吾等同樣會採取適時而售之策略，以便取得最佳成果。碧海藍天有可能在臨近今年年底時先行推出。

About 90% of Carmel-on-the-Hill was sold at an average price of over HK$5,000 per square foot. It is higher than our original projections. AquaMarine which is a 1,616-unit development as well as the 1,829-unit The Long Beach are both ready for sale. Again, we will time the release so as to generate the best results. AquaMarine will likely go on sale first, perhaps towards the end of the year.

本公司之香港物業租金收入總額，自一九九七至九八年度起持續下降，但近兩年已開始回穩。從二零零一年迄今，租金收入總額之增長，幾乎單靠上海物業支撐。此情況現正轉變，管理層相信香港之租金來年將逐步回升。

Total rents collected from our Hong Kong properties have been falling since 1997-98, but have begun to stabilize some two years ago. Growth in total rental revenue since 2001 has come almost exclusively from Shanghai. Now the situation is different. Management believes that Hong Kong rents will gradually rise in the coming year.

香港物業組合之租出率仍穩企於百分之九十二點三之水平。隨著本地消費信心回復，商舖物業錄得特別出色之表現，而內地旅客亦為零售市道帶來支持。本公司之中國投資物業在租金和租出率方面均表現甚佳，所有物業基本上已全部租出。

Occupancy rates have remained steady at 92.3% for our Hong Kong portfolio. Retail space has particularly performed well as consumer confidence returns. Mainland tourists are another source of strength underpinning the market. Our mainland investment properties have done very well both in terms of rents and occupancy. All buildings are basically full.



卓越之財務策劃乃任何業務成功之要訣，這在資本密集行業例如地產業更屬關鍵。在過去十多年來，本公司在該方面均有優異之表現。

Success in any business must be accompanied by sound financial planning. This is especially critical in a capital intensive industry like ours. Over the past decade and more, we have performed well in this area.

二零零二年春季，本公司發行兩批可換股債券，集資近港幣三十四億五千萬元。該項交易訂明，倘本公司股價於今年三月升逾某水平時，本公司可開始要求等同強制性之換股。於發行有關債券時，管理層估計樓市今年初應可復甦，足以讓本公司重新進行物業銷售。吾等較任何人清楚，本公司所有物業項目之邊際利潤，當為香港芸芸中之最佳者，而此應對本公司之股價有利好作用，令可換股債券之換股成事。歷史證明吾等正確，百分之九十九點七之債券持有人換取本公司之普通股。因此，本公司無須償還該筆債務，令本公司之資產負債表進一步增強。吾等亦繼續把握低息環境所賦予之良機，以較低成本和較長償還期之貸款來取代原有之貸款。

In the spring of 2002, we issued convertible bonds (CB) in two tranches. They brought in almost HK$3.45 billion. The transaction stipulated that by March of this year, if our share price rises above a certain level, we can begin to basically force conversion. At the time of issue, management estimated that by early this year, the real estate market should have recovered enough to resume property sales. We know more than anyone that profit margins for all of our projects are perhaps the best in Hong Kong. That should have a positive effect on our share price which makes the CB conversion possible. History has proven us correct-- 99.7% of bond holders took our common stock. Thus, the need to repay is removed, and our balance sheet is further strengthened. We have also continued to take advantage of the low interest rate environment to replace existing loan facilities with cheaper and longer term ones.

展望

本公司去年度之純利跌至僅略高於十億元，乃一九九三年以來之最低水平；而股東權益亦低於一九九四年之水平。此等情況均為一九九七年爆發之亞洲金融風暴直接造成。管理層相信，形勢如今終於好轉，而基於本公司在風暴前後採取之審慎決定，只要市況保持穩定，本公司未來數年應處於良好位置，可取得可觀之成果。

PROSPECTS

Last year, we saw net profit fall to barely over one billion dollars. That was the lowest since 1993. Shareholder's Fund was below that of 1994. All of these were the direct result of the Asian Crisis which started in 1997. Management believes that the tide has finally turned. Due to prudent decisions made both before and after the crisis, we have positioned ourselves well for a promising few years as long as the market holds up.

睿智的國際投資者如今普遍認同，過去十多年來，論持續準確掌握市場時機，本公司也許勝過香港任何一家大型地產公司。吾等不僅能避開湧至之厄困，亦能掌握湧現之良機。股市亦因而為本公司之股東提供回報，自一九九七年大市見頂迄今，比起各主要競爭對手，本公司之股價表現最佳。

It is now common knowledge among sophisticated international investors that perhaps more than any other major Hong Kong real estate company, we have consistently called the market correctly in the past ten years and more. We not only avoided trouble when trouble came, but we also took advantage of opportunities. Consequently, the stock market has rewarded our shareholders. Since the market height of 1997, our shares have been the best performer compared to our major competitors.

在整個九十年代(事實上也適用於七十年代和八十年代)，本公司一直是大型地產公司中市盈率最低之公司之一。表面上，此乃由於本公司欠缺龐大土地儲備所致，尤其本公司並無大量當時之土地交換權利或乙種換地權益書。至二零零一年，一項基本轉變出現，如今本公司持續為市盈率最高之地產公司，而這亦部份解釋了為何本公司享有較競爭對手為佳之股價升幅，再加上本公司之派息率一直處於最高行列，故股東之總回報率在所有地產股中位居首席。

Throughout the 1990's, (and in fact the 1970's and 1980's as well), our price-earnings ratio was consistently among the lowest of the major property companies. Ostensibly it was due to our lack of a large land bank, especially of the then existing land-exchange entitlements or Letter B's. By 2001, a fundamental change took place. Now we consistently trade at the highest price-earnings ratio. This partly explains why we have enjoyed better share price appreciation than our competitors. Coupled with the fact that we have always had one of the highest dividend yields, total return to shareholders tops the list of all real estate counters.

下列數據可說明此點。以香港其他十三家最大之上市地產公司作為比較，把彼等於一九九七年(亞洲金融風暴席捲前)創出之最高股價，與其昨天(二零零四年九月七日)之收市價相比，所有該等公司之股價均有下挫，跌幅為百分之二十五至百分之八十五。同期間，本公司乃當中唯一一家股價報升之公司，升幅為百分之八。母公司恒隆集團期內之股價下跌百分之二十四，仍較所有其他該等公司之股價表現為佳。

The following numbers will illustrate the point. Take the other thirteen biggest publicly listed property companies in Hong Kong and compare their respective highest share prices achieved in 1997 (before the Asian Crisis was in full swing) with those of yesterday (September 7, 2004). All fell between -25% and -85%. In the same period, we were the only company which recorded a rise and that of 8%. Our parent company HLG retreated by 24% which was still better than all the others.

以股東總回報率作為比較，本公司再次跑贏所有該等公司。同期間，把派發之股息總額加上股價之變動計算，本公司再次成為唯一一家報升之公司，升幅高達百分之三十四。所有其他該等公司均報跌，跌幅為百分之十二至百分之八十一。母公司恒隆集團錄得百分之四之溫和跌幅，再次較所有其他該等公司為佳。

We also top the list when total return to shareholders is compared. When total dividends paid is added to stock price movements for the same period, we again were the only company which recorded a rise, and at an impressive 34%. All fell between -12% to -81%. Our parent company was slightly set back by -4% which again was much better than the others.

在地產行業，公司之規模亦舉足輕重。以現今項目之大型程度及中國內地之潛在機會來看，規模較大之公司享有明顯優勢。按市值計算，同樣以一九九七年高峰期與昨天相比，本公司之市值增加百分之二十三；其他十二家公司當中，市值表現最佳者錄得百分之十之跌幅，而最差者則錄得百分之七十五之跌幅。期內，並無任何增加股數之恒隆集團，其市值下跌百分之二十五，但仍較該等其他公司(除兩家外)之表現為佳，而該兩家公司期內均發行了新股。

The size of a company is also important to this business. Given the large size of projects these days as well as potential opportunities in the mainland of China, bigger firms have a distinct advantage. Looking at market capitalization and again comparing the height of 1997 with yesterday, your Company grew by 23%. The best of the other twelve diminished by 10% and the worst by 75%. HLG, which did not have any increase in the number of shares in the period, fell by 25%. It was better than all but two in that group, and both of them had issued new shares.

簡略回顧本公司如何取得如此卓越之表現，對本公司如何邁向未來應具有啓發性。首先，吾等於一九九五年至一九九七年地價漲升時堅拒誘惑，並不隨波逐流，其時吾等被指保守，甚至被一名西方基金經理譏為怠惰。歷史證明吾等實乃審慎行事，而在該等歲月裏，吾等亦斷非苟且偷安。吾等竭盡所能籌集資金，包括配售股份、借取較長期之貸款、以及以利潤豐厚之價格出售投資物業。這並非運氣，而是技巧。

A brief review of how such a stellar performance was achieved might be instructive for the future. First, we resisted temptation to follow the crowd back in 1995-1997 when land prices were rising. We were called conservative, and worst yet, lazy, by one western fund manager. History proved that we were prudent. Of course, we were not inactive during those years. We raised cash in every way we knew how: placed shares, took out longer term loans, and sold investment properties at great profits. It was not luck; it was skill.



去年年初，吾等抗拒壓力之能耐和意志再受到考驗，惟箇中涉及之取向則有所不同。一份分析員報告指斥吾等不像許多競爭對手般出售接近落成之房宅物業。雖然吾等知道須聽取部份分析員之意見，但吾等絕不應對所有分析員均言聽計從！歷史證明許多發展商當時乃在市況之谷底沽售單位。吾等於樓價回升時可推出物業單位，反觀競爭對手可供銷售之單位卻所餘無幾，這是喜上加喜，彼等許多均過早銷售。在地產行業，跟隨大隊可能得不償失。

由於本公司在亞洲金融風暴前已積存現金，當機會湧現時，本公司在財政上和心理上均有較佳之準備，藉以掌握良機。此項部署於一九九九年三月至二零零零年十二月期間付諸實行，現時本公司銷售或行將銷售之所有大型項目均在當時購入。能在市場谷底購置土地，乃本公司今天享有最佳邊際利潤之最重要單一原因。競爭對手在二零零一年和二零零二年政府暫停賣地十三個月前購入之部份土地，仍應有利可圖，但按管理層之判斷，該等項目之預期回報較低，意味著其風險較高，並不值得本公司參與。倘把財務資源投放在這些收益欠佳之項目，會妨礙本公司在財政上和心理上全面掌握良機之能力，而這些良機可稍後會在香港或內地湧現。

Early last year, the ability and willingness to resist pressure was again called upon, albeit in a different direction. An analyst report accused us of not selling almost-completed apartments like many of our competitors. While we are cognizant of the need to heed the advice of some analysts, we should certainly not listen to all! History shows that many developers sold units at the bottom of the market. It was doubly satisfying for us since we had products to sell after prices rose while our competitors were left with little. Many of them sold too early. In this business, following the pack can be hazardous.

Because we hoarded cash before the Asian Crisis, we were financially as well as psychologically more prepared to seize opportunities when they arrived. This took place between March 1999 and December 2000. All our major projects now or soon-to-be for sale were purchased at that time. Buying land at the bottom of the market was the single most important reason for our having the best profit margin today. Certain land acquisitions by our competitors in 2001 and 2002 before the 13-month government land sale moratorium should still be profitable. However, it was your management's judgment that the expected low return, and hence higher risks, did not justify our participation. Committing financial resources to poor yielding projects will prevent us--again both financially and psychologically--from taking full advantage of opportunities which may come later, be they in Hong Kong or in the mainland.

部份香港分析員把本公司之成功歸因於保守，對此本人並不苟同。誠然，在某些時刻，為避開逼在眉睫之危險，確須小心翼翼行事，本公司在這方面亦卓然有成。但純粹保守，意味著思想頑固及行事缺乏深思，這套諸本公司乃絕對偏離事實。本公司暫停購置土地或銷售房宅，絕非因為吾等偏好無為，反之，此乃經過大量分析和內部討論後之決定，並經深思熟慮後總結為最適合當時情況之正確行動。最終而言，關鍵在於能經常適時地作適當之舉，本人相信，吾等之記錄足以為此提供明證。管理層之工作乃為股東持續創值，並把有關風險控制在合理水平，這吻合吾等所列明之目標 — 令本公司成為業內其中一家項目邊際利潤最佳之大型地產公司。吾等近數年已達到此項目標，今後會繼續力爭上游。

Some Hong Kong analysts attribute our success to conservatism. That I disagree. Of course, there are times to be cautious in order to avoid impending danger. That, we did well. However, mere conservatism implies a rigid state of mind and thoughtlessness in action. In our case, that is farthest from the truth. We withheld from buying land or selling apartments not because we had a propensity towards inaction. Rather, it was a conscientious decision made after much analyses and internal debate, and concluding that that was the right course of action for that moment in time. Ultimately what counts is to always do the right thing at the right time. I like to think that our track record justifies past actions. The job of management is to consistently create shareholders' value at reasonable risks. This dovetails with our stated goal of becoming a major real estate company with one of the best development profit margins in the industry. We have achieved that in recent years and will continue to strive for it.

但本公司將何去何從？無可否認，倘本公司未來一兩年間無法增加土地儲備，本公司三年後之溢利可能出現罅隙。管理層現正採取雙管齊下對策，同時進軍香港和中國內地市場，但策略則甚為不同。

But where will the Company go from here? It is undeniable that if we fail to replenish our land bank in the next year or two, there may be a gap in our profit in three years' time. Management's response is a two-prong one. We will attack both the Hong Kong and the mainland China markets, but with very different approaches.

香港方面，吾等會以一貫之嚴謹準則評估每項具有潛力之土地交易。每個項目必須通過以下審核：其能否提供吾等要求之最低回報？其涉及之風險是否與吾等所期許者相稱？倘無法找到此等機會，吾等會在其他地方即中國內地進行物色，但決不會因而降低審核標準。歷史顯示，為數眾多之項目（大部份由本公司之競爭對手投資）均虧損纍纍，部份項目甚至把其發展商拖垮。即使某些項目可帶來微薄回報，亦不足抵銷其過大之風險及機會成本。本人知道有一家具規模之發展商，由於一項此類大型發

In Hong Kong, every potential land transaction will be evaluated employing our usual stringent standards. It must pass the test: will the project bring the minimal required return commensurate with expected risks? If we cannot find such opportunities, we will look elsewhere, namely, the mainland of China. We will not lower our standards. History shows that all too many projects (mostly done by our competitors) lost huge amounts of money. Some of them even brought the developer down with it. Even if a project manages to eke out a meager return, the risks and opportunity costs are too great to justify it. I know of a sizeable developer who because of one such major development was prevented from



展項目而在約十年間無法增長。較大之公司自然可承受少數不利交易，但很快便會疊合成為對公司增長的沉重負累。因此，就本公司而言，維持發展項目之高邊際利潤好比一項教條，吾等罕會違反此項守則。

growing for some ten years. Naturally a bigger company can withstand a few bad deals, but they will very soon add up to a serious impediment to corporate growth. So for us, to maintain a high profit margin for development projects is like a religion. We will only very rarely break the rule.

以現今之市道而論，部份分析員有可能再次指斥吾等保守。除非管理層獨立地作出相同結論 -- 吾等應在香港更進取地購置土地，否則，吾等將一如過往，對該等分析員置若罔聞。彼等過往已錯誤判斷市場，如今大有可能再次犯錯。

Given today's market conditions, it is possible that some analysts will again accuse us of conservatism. We will as before ignore them, unless management independently comes to the same conclusion that we should be more aggressive in land acquisition in Hong Kong. Those analysts were wrong in the past and may well be wrong again now.

另一方面，本公司在內地將甚為進取。吾等相信，本公司已找到合適定位，能在可見將來為股東創值。過去十二年來，本公司專注於一個內地城市，但今後將會大幅張網。

In the mainland, on the other hand, we will be very aggressive. We believe that we have found a niche which should create shareholders' value for the foreseeable future. For the past twelve years, we have concentrated on one city, but will now cast our net a lot wider.

回顧本公司過去十二年在上海之部署，乃屬其時之正確策略。在此期間，很少中國城市能媲美上海發展步伐之迅速有序。吾等充份把握良機，獲取甚為豐厚之成果 — 恒隆廣場和港匯廣場兩個項目，去年為本公司帶來港幣四億七千五百萬元之租金收入，提供近港幣三億四千六百萬元之利潤。

In hindsight, what we did in Shanghai in the past twelve years was the right strategy at the time. Few cities in China had developed as fast and as well during that period. We capitalized on the opportunity and have done superbly--last year we collected about HK$475 million in rent from our two projects, Plaza 66 and The Grand Gateway, and netted almost HK$346 million in profit.

論價值計，從上海所得之經驗超乎純粹之金錢收益。吾等於中國孕育了專才，學懂了如何與政府打交道，打造了一枝能幹的管理隊伍，建造了兩項世界級的項目(本人認為其質量置身於中國之最佳行列)，並把恒隆建成一個備受業內推崇及在上海以外地方亦廣被知曉的優質品牌。所有這些元素均利好本公司之未來發展。

What we had gained from the Shanghai experience, however, went beyond mere dollars and cents. We have harvested expertise in the mainland; learned to deal with the government; welded a competent management team; built two world class developments whose quality, I like to think, is among the best in the country; and established Hang Lung as a highly respected brand name in the industry which is known well beyond Shanghai. All these augur well for the future.



中國之外部環境亦遠勝於本公司九十年代初首次踏足之時。其整體經濟已大幅增強，涉及地產和相關行業之法例規條已較為完善，各地政府官員均有較佳之教育水平及更為知情，而基建設施亦已顯著改善。這些因素令吾等有信心跨出下一大步。

吾等已界定約三十個中國主要城市為目標，並希望在未來數年進行最少七個至八個大型項目，理想數目則為九個或十個大型項目。吾等會把在香港和上海取得之專才引進當地，並建立當地發展商所未能比擬之頂級發展項目。部份樓面或會供銷售，但大部份樓面將作為長期持有。未來兩至三年，本公司預期有超過港幣二百億元流動現金，故財務方面絕非問題。

事實上，本公司之同事一年多前已開始在中國尋找具有發展潛力之地方。此乃艱巨之工作，而要找到符合本公司嚴格要求之項目亦非易事。利好之處是中國有許多人民生活水平頗佳之大城市，本人相信本公司有良好之成功機會。

除發展新項目外，本公司將繼續積極管理旗下之投資物業。儘管香港物業之租金收入及溢利均有可能於本財政年度上升，但升幅不會可觀。然而，基於高消費之內地旅客為香港零售業提供支持，加上本公司之商場均座落於黃金地段，故吾等可以安心。最近由一家知名國際地產代理公司發表之研究報告指出，銅鑼灣及旺角為大中華區內租金最高之購物區。（研究之城市除香港外，尚包括北京、上海、廣洲及台北）。列位股東均知道，本公司在該兩個購物區擁有龐大數量之物業。

The external environment in China has also improved substantially from the time we first entered in the early 1990's. The overall economy has been greatly strengthened; rules and regulations pertaining to real estate and related disciplines are further established; government officials everywhere are better educated and more informed; and physical infrastructure has improved tremendously. These also give us confidence to make the next big move.

We have identified some thirty major cities in China and hope to do at least seven to eight, and preferably nine or ten, sizeable projects in the coming few years. We will bring the expertise gained in Hong Kong and in Shanghai, and do first class developments which local developers have yet to emulate. Some space may be for sale but most will be for long term hold. With over HK$20 billion of cash flow expected in the coming two to three years, financing will not be a problem at all.

In fact, our staff have started over a year ago to search for potential sites all over China. It is hard work and finding a project which meets our stringent requirements is not easy. The good thing is that there are many big cities in China with reasonably well-to-do citizens. I believe that we have a fair chance of success.

New project developments aside, we will continue to actively manage our existing investment properties. Whereas it is likely that Hong Kong rental revenue and profit will both go up in the present financial year, growth rates will not be spectacular. Nevertheless, we can take comfort in the fact that high spending mainland tourists are underpinning the city's retail trade, and that our shopping centers are all in excellent locations. A recent research report by a reputable international estate agency stated that Causeway Bay and Mongkok command the top two highest rents among all shopping districts in the Greater China region. (Cities studied include Beijing, Shanghai, Guangzhou and Taipei, in addition to Hong Kong.) As you may know, we have dominant positions in these two districts.

本公司上海物業之租金增長料將於來年放緩。經過三至四年之營運後，吾等對市場及旗下物業已有更佳理解，並已在租戶組合等各方面作出所需之改變。如今情況經已穩定，而未來一年簽定新租約之數目亦有限。恒隆廣場之第二幢辦公室大樓應在二零零六年年底落成，從而為本公司開展下一輪之租金增長。

The growth rate of our Shanghai rents in the coming year is expected to slow down. After three to four years of operation, we have a better understanding of the market and of our properties. Necessary changes such as tenant mix were made and now things have stabilized. The number of rent renewals will also be limited in the coming year. The second office tower of Plaza 66 should be completed by late 2006, thus starting another round of rental growth.

正如上文所述，本公司將繼續進行物業銷售。由於本公司之物業組合並非龐大，故本公司之目標一如以往乃為每個項目爭取最大利潤。因此，市場推廣計劃有可能視乎管理層對市道之看法而張弛。部份人士憂慮市場內有太多競爭產品，但這對本公司應不構成問題，因本公司之項目均處於優質地點，並擁有優質之設計及施工。事實上，本公司之物業組合內有許多海景單位，這在今天頗為罕有，甚具賣點。

Property sales will continue as discussed earlier. Since we do not have a huge portfolio, our goal as before is to maximize profit in every project. As a result, marketing campaigns may ebb and flow depending on management's view regarding market sentiments. Some people worry that there may be too many competing products in the market. That however should not be a problem since our developments are all superbly located, in addition to being well designed and constructed. In fact, many of the units in our portfolio have a seaview which is a rarity these days and is a great selling point.

總括而言，本公司未來三年之前景應頗為美好。

All in all, the prospect for the group over the next three years should be quite favorable.

主席
陳啟宗
香港，二零零四年九月八日

Ronnie C. Chan
Chairman
Hong Kong, 8 September 2004



獨具慧眼

From Vision to Reality

君臨天下之落成標誌着一個優質年代的誕生。

The HarbourSide represents a legacy of quality.



管理層之討論及分析
Management Discussion and Analysis

概覽

於剛過去之財政年度，本集團各項業務均有水準表現。隨著物業市場回復信心，集團之整體業績亦更上一層樓。旗下主要之新項目如君臨天下等銷售計劃，均獲得市場之踴躍反應，而上海租務亦有強勁表現。君臨天下之成功，特別反映了集團基本策略之得當—不以高昂價格購置土地、選擇優越地點發展項目，並採用優質設計。同時，集團不斷監察市道，確保於有信心取得高投資回報時，方會展開物業銷售計劃。再者，沙士平息後香港市面回復生氣，加上大量內地旅客來港，令香港之商舖物業顯著受惠。另位於九龍之新啟業項目雅蘭中心，亦有助增加集團財政年度下半年之業績。

集團之兩項上海物業均持續表現強勁，而集團在港匯廣場購物商場所增持之股東權益，更加添集團之收益。

基於上述原因，普通股股東應佔純利上升百分之一百三十六，達港幣二十億六千五百萬元。董事局建議派發末期股息每股普通股三角三仙，較上年度增加百分之十四。全年度普通股股息為四角四仙，較上年度增加百分之十。

由於集團絕大部份之可換股債券在財政年度下半年被轉換為普通股股份，因此集團之財政狀況進一步改善，發行股本增加百分之十一點六[1]，負債率則由百分之三十一下降至百分之二十三。

[1] 與截至二零零四年五月三十一日止假設無債券被轉換之發行股本比較

OVERVIEW

The past financial year has resulted in a level of performance across all sectors of the Group's business. Overall results were boosted by a return in general confidence to the property market. This resulted in a strong response to the marketing campaigns for new developments, primarily The HarbourSide and the strong performance of rental properties in Shanghai. In particular, the success of The HarbourSide reflects our underlying strategy of not paying excessively high prices for land, building in prime locations and applying quality design. At the same time, we are constantly monitoring market conditions to ensure that we start our sales campaigns only when we are confident that we can obtain high rates of return on our investments. Moreover, Hong Kong's retail space clearly benefited from the post-SARS business recovery and the influx of tourists from Mainland China. The opening of Grand Tower development in Kowloon also bolstered figures in the second half of the financial year.

Our two Shanghai properties continued their strong performance and provided additional income from our increased stakeholder interest in The Grand Gateway shopping mall.

As a result, net profit attributable to ordinary shareholders increased 136% to HK$2,065 million. The Directors propose a final dividend of 33 cents per ordinary share, which is 14% above last year. The total ordinary dividend for the year is 44 cents, 10% above last year.

The Group has also improved its financial position with a capital base that has been expanded by 11.6%[1] and a gearing ratio that has been reduced from 31% to 23% after the conversion of substantially all convertible bonds into ordinary shares during the second half of the financial year.

[1] *Compared to issued capital assuming without conversion as at 31 May 2004*

可供發展之土地儲備 (於香港以供銷售)
Development Land Bank (for sale in Hong Kong)
於二零零四年六月三十日
at 30 June 2004



87%
13%

■ 住宅 Residential
□ 商舖／寫字樓 Commercial / Office

營業額及除稅前溢利
Turnover and Profit before Taxation
截至六月三十日止年度
for the year ended 30 June



(百萬元 $Million)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2000
2001
2002
2003
2004

■ 營業額 Turnover
□ 除稅前溢利 Profit before Taxation

集團表現 GROUP PERFORMANCE

		2004 百萬元 $Million	2003 百萬元 $Million	變動 Change 百萬元 $Million	百分率 %
營業額	**Turnover**				
物業銷售	Property Sales				
發展物業	Development Properties	**2,287.0**	-	+2,287.0	N/A
投資物業	Investment Properties	**53.9**	118.4	-64.5	-54
		2,340.9	118.4	+2,222.5	+1,877
物業租賃	Property Leasing	**2,192.5**	2,024.1	+168.4	+8
		4,533.4	2,142.5	+2,390.9	+112
除稅前溢利	**Profit before Taxation**				
物業銷售	Property Sales				
發展物業	Development Properties	**1,296.3**	-	+1,296.3	N/A
投資物業	Investment Properties	**12.3**	37.8	-25.5	-67
		1,308.6	37.8	1,270.8	+3,362
物業租賃	Property Leasing	**1,602.6**	1,473.5	+129.1	+9
		2,911.2	1,511.3	+1,399.9	+93
其他收入	Other Income	**74.2**	60.4	+13.8	+23
行政費用	Administrative Expenses	**(122.7)**	(88.3)	-34.4	+39
財務費用	Finance Costs	**(187.4)**	(272.2)	+84.8	-31
應佔合營公司業績	Share of Results of Jointly Controlled Entities	**25.4**	52.9	-27.5	-52
		2,700.7	1,264.1	+1,436.6	+114
普通股股東應佔純利	**Net Profit attributable to Ordinary Shareholders**	**2,065.0**	874.9	+1,190.1	+136

集團繼續秉持在各個年度大致均勻地派發股息之政策。這個「攤分」方式，可避免股息與年度溢利掛鈎，後者有可能因物業銷售之時間而出現波動。有關方式令本公司近年來持續成為股息率最高之香港主要地產公司。

We are continuing a policy to spread out more-or-less evenly the payment of dividends from year to year. This "smoothing out" process avoids the pegging of dividend to annual profits which might fluctuate due to the timing of property sales. In recent years, this process has enabled the company to consistently achieve the highest dividend yield among Hong Kong's major property companies.

物業發展及銷售

PROPERTY DEVELOPMENT AND SALES

香港

HONG KONG

本財政年度內，集團四項優質住宅新項目有三項落成。當中，君臨天下之單位推出市場時反應踴躍，買家認為物有所值，興趣極為濃厚。餘下之新項目浪澄灣施工進度理想，可望於二零零五年完工。

Hang Lung Properties has completed three of its four new prime residential projects during this financial year. The HarbourSide units, when released to the market, achieved a remarkable buyer response in terms of both price and interest levels. The development of The Long Beach is progressing well and is expected to be completed in 2005.

君臨天下

君臨天下位於機場鐵路九龍站上蓋，包括三幢樓高八十層之豪宅大廈，下設五層停車場。該項目已於二零零三年七月獲發入伙紙，提供一千一百二十二個住宅單位，其中包括二十四個相連單位及三十六個複式單位，每個單位之面積介乎九十六平方米至二百七十二平方米，部份單位設有露台。

該項目於二零零四年首季展開銷售計劃，市場反應極為踴躍。集團以獨家形式向特選買家推銷該項目，以平均價每平方呎港幣九千六百元售出一百六十九個單位，佔其全部一千一百二十二個單位百分之十五。餘下單位將按合適價格推出市場。

The HarbourSide

Located above the Airport Railway's Kowloon Station, The HarbourSide consists of three blocks of 80-storey luxury residential towers built over a 5-storey car park podium. The development, which received its occupation permit in July 2003, comprises 1,122 flats including 24 combined units and 36 duplex units. Each of these units ranges in size from 96 sq.m. to 272 sq.m. and some include balconies.

The sales programme began in the first quarter of 2004 with a very good response in the market. We sold 169 units or 15% of the total 1,122 units through exclusive offers made to valued buyers at an average price of HK$9,600 p.s.f. Units that remain unsold will be released on to the market at appropriate prices in the future.

君臨天下
The HarbourSide

地點	柯士甸道西1號		
總樓面面積	約130,000平方米		
住宅單位數目	1,122		
車位數目	864		
單位面積	兩睡房	—	383 單位 @由 96平方米至 99平方米
	三睡房	—	679 單位 @由 129平方米至 136平方米
	相連	—	24 單位 @由 196平方米至 204平方米
	複式	—	36 單位 @由 195平方米至 272平方米
簽發入伙紙	2003年7月		

Location	1 Austin Road West		
Total Gross Floor Area	Approx. 130,000 sq.m.		
No. of Residential Units	1,122		
No. of Carparking Spaces	864		
Size of Units	2 bedroom	—	383 units @from 96 sq.m. to 99 sq.m.
	3 bedroom	—	679 units @from 129 sq.m. to 136 sq.m.
	Combined	—	24 units @from 196 sq.m. to 204 sq.m.
	Duplex	—	36 units @from 195 sq.m. to 272 sq.m.
Issue of Occupation Permit	July 2003		

君逸山
Carmel-on-the-Hill

地點	迦密村街9號		
總樓面面積	約12,800平方米（包括住宅面積10,700平方米及商場面積2,100平方米）		
住宅單位數目	188		
車位數目	58		
單位面積	兩睡房	—	184 單位 @約 61平方米
	複式	—	4 單位 @約 143平方米
簽發入伙紙	2003年10月		

Location	9 Carmel Village Street		
Total Gross Floor Area	Approx. 12,800 sq.m. (including 10,700 sq.m. for residential and 2,100 sq.m. for commercial)		
No. of Residential Units	188		
No. of Carparking Spaces	58		
Size of Units	2 bedroom	—	184 units @approx. 61 sq.m.
	Duplex	—	4 units @approx. 143 sq.m.
Issue of Occupation Permit	October 2003		





碧海藍天
AquaMarine

地點	深盛路8號
總樓面面積	約120,000平方米（包括住宅面積97,000平方米及商場面積23,000平方米）
住宅單位數目	1,616
車位數目	516
單位面積	兩睡房 — 1,206 單位 @約 62平方米 三睡房 — 402 單位 @約 73平方米 複式 — 8 單位 @約 150平方米
簽發入伙紙	2003年12月

Location	8 Sham Shing Road
Total Gross Floor Area	Approx. 120,000 sq.m. (including 97,000 sq.m. for residential and 23,000 sq.m. for commercial)
No. of Residential Units	1,616
No. of Carparking Spaces	516
Size of Units	2 bedroom — 1,206 units @approx. 62 sq.m. 3 bedroom — 402 units @approx. 73 sq.m. Duplex — 8 units @approx. 150 sq.m.
Issue of Occupation Permit	December 2003

浪澄灣
The Long Beach

地點	海輝道
總樓面面積	約151,500平方米（包括住宅面積131,300平方米及商場面積20,200平方米）
住宅單位數目	1,829
車位數目	305
單位面積	兩睡房 — 1,388 單位 @約 62平方米 三睡房 — 410 單位 @約 93平方米 四睡房 — 10 單位 @約 186平方米 複式 — 21 單位 @約 186平方米
簽發入伙紙	即將簽發

Location	Hoi Fai Road
Total Gross Floor Area	Approx. 151,500 sq.m. (including 131,300 sq.m. for residential and 20,200 sq.m. for commercial)
No. of Residential Units	1,829
No. of Carparking Spaces	305
Size of Units	2 bedroom — 1,388 units @approx. 62 sq.m. 3 bedroom — 410 units @approx. 93 sq.m. 4 bedroom — 10 units @approx. 186 sq.m. Duplex — 21 units @approx. 186 sq.m.
Issue of Occupation Permit	Will issue soon



君逸山

位於何文田之優質物業君逸山，於二零零四年八月推出市場，由於買家反應踴躍，在三星期內已售出一百六十五個單位，佔總數一百八十八個單位百分之八十八。

該項目乃一幢樓高二十四層之住宅大廈，下設四層停車場及商場，提供一百八十八個單位，每個單位之面積介乎六十一平方米至一百四十三平方米，並於二零零三年十月獲發入伙紙。

Carmel-on-the-Hill

Introduced to the marketplace in August 2004, Carmel-on-the-Hill, a prominent development located in Ho Man Tin received a good response from buyers with 165 units or 88% out of 188 units sold within three weeks.

The 24-storey residential tower, which received its occupation permit in October 2003, is built over a 4-storey car park and a retail podium. It contains 188 residential units at 61 sq.m. to 143 sq.m. each.

碧海藍天

碧海藍天位於西九龍填海區深盛路，於二零零三年十二月獲發入伙紙。

該物業包括五幢住宅大廈，下設五層停車場和商場及一層地庫，並包括會所及康樂設施。其單位將於兩至三年內逐步推出市場。

此項目乃香港特區政府夥拍私人發展商共同發展之混合式房屋計劃。按原定協議，項目落成後之約三成住宅面積須交回政府。集團其後與政府就項目銷售後之收益分賬達成新協議，並由集團全權負責市場推廣活動。

AquaMarine

Located on the West Kowloon Reclamation area at Sham Shing Road, AquaMarine received its occupation permit in December 2003.

Its five residential towers over a 5-storey car park and retail podium and one level basement contain a clubhouse and recreational facilities. Units will be released gradually onto the market over the next two to three years.

The project is a mixed-housing scheme undertaken in partnership with the Hong Kong SAR Government. Under the original agreement, about 30% of the residential area was to be returned to the Government once the development had been constructed. A new agreement was later reached with the Government on the sharing of property sales proceeds. This agreement left the Group responsible for the entire marketing of AquaMarine.



Plaza 66, an award-winning design. Its quality and style set new benchmarks for multi-commercial complex developments.

恒隆廣場綜合商業大樓，劃時代的優質設計，蜚聲國際，為同類型綜合商業大樓重新定位。

浪澄灣

浪澄灣位於西九龍填海區海輝道，鄰近地鐵奧運站。該項目包括八幢樓高四十三層之住宅大廈，共一千八百二十九個單位，每個單位之面積介乎六十二平方米至一百八十六平方米，均享有海景。該項目還包括三層停車場、寫字樓及商場，以及面積達四千平方米之獨立會所和康樂設施，並估計於二零零五年完工。

與集團其他項目一樣，集團將於兩至三年內逐步把單位推出市場。

The Long Beach

The Long Beach is located on the West Kowloon Reclamation area at Hoi Fai Road and near the MTR Olympic Station. Its eight blocks of 43-storey residential towers, contain 1,829 residential flats ranging in size from 62 sq.m. to 186 sq.m. with seaviews. The development, which is expected to be completed in 2005, also includes a three-storey car park, office and retail podium and a 4,000 sq.m. detached clubhouse with recreational facilities.

Like our other developments, it will be released gradually onto the market over the next two to three years.

上海

恒隆廣場

隨著興建其第二幢辦公室大樓，恒隆廣場不久將呈現新面貌。整個項目包括一個大型商場及兩幢辦公室大樓，其中樓高六十六層之首幢辦公室大樓已在過去兩年內租出。

現正施工之第二幢辦公室大樓，樓高五十一層，總樓面面積達八萬一千四百平方米，將以特別設計之橋樑與首幢辦公室大樓連接。該項目正如期進行施工及落實各項建築合約，可望於二零零六年落成。

SHANGHAI

Plaza 66

The Plaza 66 development continues to evolve with the second of its office towers under construction. The development includes a major shopping mall and two office towers, of which the 66-storey Office Tower 1 has been leased over the past two years.

Office Tower 2, now under development, will have 51 floors with a gross floor area of 81,400 sq.m. and will be linked to Office Tower 1 by a specially designed bridge. Work on this latest development is progressing on schedule and various construction contracts are being finalized. It is expected to be completed in 2006.

名店坊


Fashion Walk

Fashion Walk

名店廊



Fashion Island

物業租賃

集團之物業租金收入，較去年上升百分之八或港幣一億六千八百四十萬元，主要由於集團兩項上海物業恒隆廣場和港匯廣場購物商場之租金收入(以實際基準計算)增長百分之二十一所致。

集團之香港租賃物業組合續有安穩之表現。由雅蘭酒店成功改建而成的寫字樓及商場物業雅蘭中心，於財政年度下半年為集團帶來新增租金收入。相比其前身之酒店業務，雅蘭中心和康蘭居均取得較佳之租金回報。

香港

商場及商舖

集團於回顧年度之整體租金收入維持穩定。從二零零四年第二季開始，繼沙士平息後香港市面已回復生氣，加上大量內地旅客來港，令集團得見其位於銅鑼灣、旺角、金鐘及山頂之主要商場租金收入有所增長。另集團位於其他地區之商場租金收入亦見回穩。

- ***銅鑼灣***
  名店廊／名店坊之租金收入微升百分之二，租出率較去年增加一個百分點，達百分之九十九。**恒隆中心**現已全部租出，租金收入上升百分之六。隨著一間著名化妝品連鎖店遷入，該物業之租戶組合已煥然一新。

PROPERTY LEASING

Rental revenue on our properties increased 8% or $168.4 million as compared to last year. This was due primarily to the 21% increase in absolute terms in rental income from our two Shanghai properties, Plaza 66 and The Grand Gateway shopping mall.

The performance of our Hong Kong portfolio remains stable. The successful conversion of the Grand Tower Hotel into an office and commercial complex known as the Grand Tower contributed additional rental income in the second half of the financial year. Rental yield on both Grand Tower and Grand Plaza Apartments has improved compared to the yield gained when the buildings operated as hotels.

HONG KONG

Commercial and Retail Sector

Overall rental revenue for the financial period under review remains stable. Since the second quarter of 2004, we have seen rents at our prime retail areas such as Causeway Bay, Mongkok, Admiralty and the Peak improve as a result of the post-SARS business recovery and the influx of tourists from Mainland China. Retail rents at our regional shopping malls have also stabilized.

- ***Causeway Bay***
  At **Fashion Island/Fashion Walk**, rental income has slightly increased by 2% with occupancy levels reaching 99%. This represents a 1% improvement over last year. **Hang Lung Centre** is now fully let with rental income up 6%. The tenant mix has been refreshed with the arrival of a famous cosmetics chain.


Plaza 66
恒隆廣場

恒隆廣場，匯聚全球頂尖品牌，令購物樂趣昇華至另一新境界。

Boasting an intoxicating blend of world famous brands and boutiques, Plaza 66 is Shanghai's retail paradise.

維港景觀，世界知名；山頂廣場揉合購物、娛樂及美食於一身，是消閒及旅遊的熱點。

With irresistible views over Hong Kong, The Peak Galleria is a premier tourist destination.

THE PEAK GALLERIA

山頂廣場

淘大商場



Amoy Plaza

雅蘭中心



Grand Tower

- ***鰂魚涌***

康怡廣場座落於太古地鐵站上蓋，交通方便，其租金收入上升百分之六，租出率維持在百分之百水平。

- ***山頂***

山頂廣場之租出率達至百分之百，租金收入與去年相若。

- ***九龍灣***

淘大商場之租出率回升至百分之九十九，但租金收入下降百分之九，仍處於改善階段。由於租出率穩定，明年之租金收入可望上升。

- ***旺角***

於上財政年度由酒店物業改建為寫字樓後，新面貌之**雅蘭中心**包括十四層寫字樓、七層商場及一層停車場，其商場租出率達百分之百。儘管該項目之租金收入在改建期內減少，但全年度之租金收入仍與去年相若。與其前身之酒店物業相比，雅蘭中心之租金回報有所改善，並正持續增加，突顯了改建計劃之成果。

- ***Quarry Bay***

Kornhill Plaza is the convenient shopping mall located above the Tai Koo MTR Station. Here rental income is up by 6% with occupancy standing at 100%.

- ***The Peak***

At **The Peak Galleria**, occupancy reached 100% while rental income remains at the same level as last year.

- ***Kowloon Bay***

Occupancy at **Amoy Plaza** has gradually increased to 99% but rental income is still in an evolutionary phase and has decreased by 9%. This figure is expected to improve next year with steady occupancy.

- ***Mongkok***

The **Grand Tower** shopping mall has reached 100% occupancy after the conversion project last financial year which resulted in hotel floors being converted into office space producing a new profile of 14 floors of offices, seven floors for retail and one floor as a car park. Despite the short-term loss of revenue from this renovation, rental income remained at a similar level to last year. The rental yield from the new Grand Tower has improved and is increasing in comparison to the previous hotel operations, emphasizing the success of the conversion project.

御峰



The Summit

康蘭居



Grand Plaza Apartments

寫字樓

由於寫字樓物業市場依然面對困境，集團旗下寫字樓物業之整體租金收入下降百分之七。租金收入已回穩，但對新寫字樓的需求仍然疲弱。

集團位於中環之四幢寫字樓大廈，其租金收入下跌百分之十二，但租出率則升至百分之九十七。由於供應充裕及缺乏新需求，集團位於中環之寫字樓租金收入因此下降。雖然對於寫字樓之需求情況有所改善，但短期內寫字樓租金仍然受壓。位於中環以外之寫字樓租金收入下跌百分之六，租出率亦降至百分之八十七。

Office Sector

Overall rental revenue dropped 7% as the office market continued to face difficult market conditions. Rents have stabilized but the pick up for new office space still remains weak.

Rental income from our four office properties in Central decreased 12% while occupancy increased to 97%. The decrease in rental income from our Central office properties was due to the combination of abundant supply and lack of new demand. Although sentiment towards the office sector has improved, it is expected that office rents may still be under pressure in the near term. Rental income from office properties in areas other than Central has fallen 6% with occupancy also decreased to 87%.

住宅及寓所

集團位於港島半山區之**御峰**豪宅，租出率達百分之八十，租金收入顯著上升。該項優質物業設有多用途之閣樓宴會廳、豪華會所及宏大之室內泳池，繼續吸引尊貴企業和領事館人員成為租戶。

位於太古地鐵站上蓋之**康蘭居**，由酒店改為服務式寓所後大幅減省營業費用，營業溢利按同期比較因而上升百分之二十一。

集團繼續銷售位於半山區之**花園臺**住宅單位。截至本報告日，集團已售出花園臺七十四個四睡房單位其中七十二個，包括年內售出之三個單位在內。

Residential and Apartment Sector

At **The Summit**, our luxury residential property situated in Mid-Levels on Hong Kong Island, occupancy reached 80% with rental income significantly increased. This prestigious development with its luxurious multi-purpose penthouse function room, clubhouse and sizeable indoor swimming pool continues to attract quality corporate and consular tenants.

Grand Plaza Apartments, located above the Tai Koo MTR Station, has accrued significant savings in operating expenses following its conversion from a hotel to a serviced apartment development. This has resulted in a 21% increase in operating profit on a like-to-like comparison.

We have continued our programme of selling residential flats at **Garden Terrace** in Mid-Levels. We sold three of the 74 four-bedroom units in the development during the year. A total of 72 units have been sold to date.



御峰豪宅座落於跑馬地半山，盡享尊貴，更顯優越不凡氣派。

The Summit, a prestigious address in the mid-levels residential district.


投資物業面積
Investment Property Size
於六月三十日
at 30 June
(千平方米 '000 sq. m.)
800
700
600
500
400
300
200
100
0
住宅／寓所
Residential / Apartment
寫字樓／工業
Office / Industrial
商舖 Commercial
2000
2001
2002
2003
2004
物業總值
Property Value
於六月三十日
at 30 June
(百萬元 $Million)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
發展中物業
Properties under Development
投資物業
Investment Properties
2000
2001
2002
2003
2004

按類分析 SEGMENTAL ANALYSIS

		樓面面積# Gross Floor Area# (平方米 sq.m.)		租金收入 Rental Revenue (百萬元 $Million)	
		2004	2003	**2004**	2003
投資物業 －香港	**Investment Properties – Hong Kong**				
商舖	Commercial				
銅鑼灣	Causeway Bay	**40,800**	40,800	**224.5**	216.9
鰂魚涌	Quarry Bay	**54,100**	54,100	**223.2**	209.2
山頂及金鐘	The Peak & Admiralty	**22,600**	22,600	**157.7**	155.9
旺角及尖沙咀	Mongkok & Tsimshatsui	**60,900**	36,400	**166.7**	165.7
東九龍及其他	East Kowloon & others	**63,700**	63,700	**226.5**	253.2
寫字樓	Office				
中環	Central	**40,500**	40,500	**124.3**	140.7
其他	Others	**170,400**	170,400	**304.9**	323.1
工業／寫字樓	Industrial/Office	**35,000**	35,000	**22.2**	22.1
住宅／寓所	Residential/Apartment	**79,200**	80,100	**173.5**	120.8
投資物業 －中國大陸	**Investment Properties – Mainland China**				
商舖	Commercial	**153,600**	153,600	**312.2**	157.5
寫字樓	Office	**78,200**	78,200	**163.1**	155.0
發展中項目	**Projects under Development**				
商舖	Commercial	**20,200**	44,700	–	–
寫字樓	Office	**81,400**	81,400	–	–
住宅	Residential	**131,300**	367,600	–	–
		1,031,900	1,269,100	**2,098.8**	1,920.1
		車位數目 No. of Carparking Spaces			
停車場	Car Parks	**6,306**	6,304	**93.7**	104.0
總計	Total			**2,192.5**	2,024.1

包括本集團之應佔權益
Including the Group's attributable interest


租金收入
Rental Revenue
截至六月三十日止年度
for the year ended 30 June
(百萬元 $Million)
2,500
2,000
1,500
1,000
500
0
停車場
Car Parks
住宅／寓所
Residential / Apartment
寫字樓／工業
Office / Industrial
商舖
Commercial
2000
2001
2002
2003
2004

按地域性分析之投資物業
GEOGRAPHICAL ANALYSIS OF INVESTMENT PROPERTIES

於二零零四年六月三十日 at 30 June 2004

		樓面面積 (千平方米) Gross Floor Area ('000 sq.m.)				車位數目 No. of Carparking Spaces
		C	O/I	R/A	總計 Total	CP
香港	**Hong Kong**					
港島：	Hong Kong Island:					
中環及金鐘	Central and Admiralty	10.1	40.5	-	50.6	16
銅鑼灣及灣仔	Causeway Bay and Wanchai	40.8	38.8	18.9	98.5	418
康山及鰂魚涌	Kornhill and Quarry Bay	54.1	37.3	35.3	126.7	1,159
山頂及半山區	The Peak and Mid-Levels	12.5	-	15.7	28.2	573
港島南區	Hong Kong South	-	-	9.2	9.2	89
九龍：	Kowloon:					
旺角及何文田#	Mongkok and Ho Man Tin#	32.4	69.6	-	102.0	1,473
尖沙咀及西九龍	Tsimshatsui and West Kowloon	28.5	11.1	0.1	39.7	-
牛頭角及觀塘	Ngau Tau Kok and Kwun Tong	60.6	6.5	-	67.1	785
長沙灣及葵涌	Cheung Sha Wan and Kwai Chung	3.1	42.1	-	45.2	199
上海	**Shanghai**					
徐匯區	Xuhui District	101.9	-	-	101.9	1,100
靜安區	Jing An District	51.7	78.2	-	129.9	494
總計	Total	**395.7**	**324.1**	**79.2**	**799.0**	**6,306**

代表本集團之應佔權益 Representing the Group's attributable interest
C: 商舖 Commercial　O/I: 寫字樓／工業 Office/Industrial　R/A: 住宅／寓所 Residential/Apartment　CP: 停車場 Car Parks



Plaza 66

上海

集團之上海物業繼續有出類拔萃之表現，租金收入上升百分之五十二或港幣一億六千二百八十萬元至港幣四億七千五百三十萬元。自二零零三年一月起，集團在港匯廣場購物商場之股東權益已由約百分之四十七增至約百分之六十六，因而為集團帶來新的租金收入。倘調整股東權益之影響，租金收入上升百分之二十一或港幣八千三百三十萬元。

SHANGHAI

Our Shanghai interests continue to perform with strength and depth. Rental revenue rose 52% or HK$162.8 million to HK$475.3 million; with an additional contribution from the increase in stakeholders' interests in The Grand Gateway shopping mall from approximately 47% to 66% since January 2003. After adjusting the shareholding effect for The Grand Gateway, the increase is 21% or HK$83.3 million.

恒隆廣場

恒隆廣場位於上海歷史悠久之浦西區之南京西路。該優質項目現包括樓高六十六層之第一幢甲級辦公室大樓，下設五層高級購物商場。恒隆廣場現為浦西之最高大廈，其建築極具特色。

該項目之辦公室大樓及購物商場均保持全數租出，租金收入較去年分別上升百分之五及百分之三十五。辦公室大樓由跨國公司租用作為其上海總部，而購物商場之租戶則包括貝瑪蓮、寶格麗、卡地亞、Cavali、賽琳、香奈兒、克麗絲汀廸奥、登喜路、阿瑪尼、杰尼亞、愛斯卡達、芬迪、Gieves & Hawkes、愛馬仕、萊儷、蘭姿、Laurel、羅威、路易威登、莫斯奇諾、普拉達、TOD'S及范思哲。

Plaza 66

Located at Nan Jing Xi Lu in the historic Puxi district of Shanghai, this prestigious shopping area includes Office Tower 1 which provides 66 storeys of Grade A office space located over a 5-storey superior retail podium. This is currently the tallest building in Puxi and boasts remarkable architectural features.

Both the office space and the retail podium remain fully let with respective rental revenue rising 5% and 35% compared to last year. Offices are used by multinational companies as their headquarters in Shanghai while the retail podium is full of world famous brands such as Blumarine, Bvlgari, Cartier, Cavali, Celine, Chanel, Christian Dior, Dunhill, Emporio Armani, Ermenegildo Zegna, Escada, Fendi, Gieves & Hawkes, Hermes, Lalique, Lancel, Laurel, Loewe, Louis Vuitton, Moschino, Prada, TOD'S, and Versace.

港匯廣場

港匯廣場購物商場位於上海最大之地鐵站徐家匯地鐵站之上蓋，總樓面面積達十萬一千九百二十四平方米，設施包括百貨公司、多類型影劇院、食肆、完善之家庭消閒配套及各專門店，現已全部租出，租金收入較去年上升百分之三十。

The Grand Gateway

Located above Shanghai's largest subway station, Xujiahui Station, The Grand Gateway shopping mall comprises a total gross floor area of 101,924 sq.m. with department store, multiplex theatres, restaurants, fully integrated family leisure facilities and specialty shops. It is now fully occupied with rental revenue up 30%.


HANG LUNG PROPERTIES LIMITED
Syndicated loan signing ceremony

財務及資金管理

可換股債券之轉換

本金總額港幣三十四億五千萬元、可於二零零四年三月至二零零七年三月贖回之可換股債券，絕大部份已於財政年度下半年被轉換為普通股股份，餘下之部份已按面值以現金贖回。隨著發行股本增加及負債率下降，集團之財政狀況顯著改善。於本年度結算日，集團之負債率為百分之二十三，較去年同期之百分之三十一大幅下降，而本年度集團之全年利息支出亦減少達港幣六千一百一十萬元。

流動資金及資本資源

來自君臨天下之銷售收益達港幣二十三億元，對集團之現金流量帶來顯著裨益; 當中港幣五億元乃於財政年度下半年收取。年內營業運作所動用之現金為港幣二億元，主要用作集團四項物業發展項目之建築費。

年內，集團與十九間國際及本地銀行簽訂一項港幣六十億元銀團貸款，其中港幣二十億元為五年期之循環貸款，港幣四十億元為七年期之定期借款。此項目受到各銀行熱烈支持，並於承包及籌措時獲超額認購。安排此備用信貸額之目的為減省借貸成本，及透過長期融資加長債項還款期。

於二零零四年六月三十日，本集團尚未動用之銀行信貸額連同銀行存款合共為港幣八十八億八千三百萬元，其中港幣十億六千三百萬元為銀行存款、港幣六十六億八千二百萬元為承諾信貸額，而港幣十一億三千八百萬元為活期信貸。

FINANCE AND TREASURY OPERATIONS

Convertible Bonds Conversion

Convertible bonds valued at HK$3.45 billion and which were redeemable from March 2004 to March 2007, were substantially converted into ordinary shares during the second half of the financial year and the balance was redeemed by cash at par. There has been a marked improvement in the company's financial position with its equity base enlarged and gearing ratio reduced. The gearing ratio has fallen from 31% last year to 23% at the end of this financial year. Interest savings of HK$61.1 million were recorded over the current year.

Liquidity and Capital Resources

Sales proceeds from The HarbourSide worth HK$2.3 billion aided our cash inflow significantly. HK$0.5 billion of this figure was received during the second half of the financial year. Meanwhile, cash used in operating activities amounted to HK$0.2 billion for the year. This was mainly used to meet the construction costs of four property development projects.

During the year, the Group signed a HK$6 billion syndicated loan facility with 19 international and local banks. This comprised a HK$2 billion 5-year revolving loan and a HK$4 billion 7-year term loan. The facility was very well received by the banks and was oversubscribed at both the underwriting and general syndicated stages. The main objectives for arranging the facility are to reduce the costs of funds and to extend debt maturity profiles by securing longer term financing.

As at 30 June 2004, undrawn banking facilities together with bank deposits amounted to HK$8,883 million, comprising HK$1,063 million bank deposits, HK$6,682 million committed facilities and HK$1,138 million demand facilities.

股東權益回報率

來自租賃業務及物業發展項目銷售之盈餘現金，乃投資在本金有保障及具有流動性之投資工具，藉此為盈餘現金帶來最大收益及為股東增加投資回報。

Return on Shareholders' Fund

Surplus cash generated from leasing operations and the sale of property developments is invested in principal protected and liquid investment devices. This maximizes the yield on surplus funds, improving the investment return to our shareholders.

風險管理

RISK MANAGEMENT

土地儲備

年內集團於香港積極參與投地，並繼續採取審慎之態度購置土地，於價錢及地點均合適時才買地。集團在香港現擁有四百四十萬平方呎之土地；若以目前市價計算，估計約佔集團現時三分之二之市值。

集團已就發展中國內地業務制定投資計劃，其中包括對目標城市設定明確之甄選準則，重點為各主要城市之發展狀況、是否擁有繁庶之地點、政府是否為商業增長提供強大支持，以及土地價格是否合理等。集團在香港和中國內地之土地購置計劃均由高級管理層統籌，彼等積極參與有關項目及緊密監察項目進展。

Land Bank

During the year, we actively participated in land auctions in Hong Kong and continued with our proven and prudent approach towards land acquisition, by purchasing land only if the price and the location was right. The group's existing land bank in Hong Kong is 4.4 million sq.ft. and, based on today's selling prices, is estimated to be approximately two- thirds of the group's current market capitalization.

The group developed an investment plan in Mainland China which included unambiguous criteria for the selection of target cities. This was based on the development status of major cities and whether they had a prosperous location, strong support from government for business growth and reasonable land prices. Our senior management teams, who actively participate in and supervise project progress, lead our land acquisition projects in Hong Kong and Mainland China.

利率及匯率風險

集團之一貫政策，乃以長期銀行信貸為集團在香港和中國內地之長期投資計劃提供融資，此舉可令集團避免為長期投資計劃承擔短期信貸之較高借貸成本。此外，集團之利率風險管理政策，亦涉及對利率變動作出緊密監察，並於良好之議價機會出現時，為原有貸款再融資或訂立新的銀行信貸。當情況恰當時，集團採用利率掉期為其浮息風險作出對沖。此外，集團亦以本地貨幣作為貸款之貨幣單位，藉此配合有關項目須以同樣貨幣所作之開支，從而降低匯率波動帶來的風險。

Interest Rate and Exchange Rate Risks

We have followed a policy of developing long term banking facilities to match our long-term investment plans in Hong Kong and Mainland China. This enables us to avoiding high borrowing costs from short term financing for long-term investment. Our policy on interest rate risk management also involves close monitoring interest rate movements and replacing and entering into new banking facilities when good pricing opportunities arise. Interest rate swaps to hedge exposure to floating rates are used where appropriate. Borrowings are also designated in local currencies to match the corresponding payment currencies to mitigate exposure on exchange rate fluctuations.

零售市道及收租管理

集團於節日和假期均舉辦多項推廣活動，為旗下商場增加顧客人流，並致力避免捲入割喉式之減租競爭旋風。集團經常審閱旗下商場之租戶組合、收租政策及租金拖欠情況。管理層每星期均會就有關個案作出跟進，並於適當情況下向遲繳租金之租戶徵收罰款。年內，潛在租金呆壞賬僅佔集團整體應收賬款之極小部份。

Retail Climate and Rental Collection

We have continued to organize various promotional events during holiday seasons to improve customer traffic at our retail centers. We have also actively avoided entering the spiral of cutthroat competition of rent reduction. The tenant mix at our retail outlets remains under constant review, along with policies on the collection of rental and outstanding debts. Cases are reviewed weekly by management and penalties are imposed for late payment where appropriate. Potential bad debts are maintained at a minimal percentage of total debtors throughout the year.

保險及保養

集團所有投資物業，均已就各項可能帶來損失之意外事故購買保險。集團定期審閱旗下物業，當發現有耗損跡象時，會立即採取預防措施。集團每年均為旗下所有物業實施保養計劃，亦定期為住宅物業和商場進行大型清潔行動。

Insurance and Maintenance

All investment properties are well insured for any loss from casualties. Regular reviews of individual properties are undertaken and precautionary works are carried out immediately when problems arising from physical obsolescence are identified. We have an ongoing maintenance programme throughout the year to enhance all buildings. Large-scale cleaning exercises are also carried out at regular intervals in both residential properties and shopping malls.

董事簡介
Profile of Directors

陳啟宗先生
主席

陳先生現年五十四歲，於一九七二年加盟恒隆，一九八六年獲委任加入恒隆地產有限公司董事局，一九九一年出任主席。彼亦為恒隆集團有限公司之主席。陳先生為香港地產建設商會副會長、亞洲協會副主席兼其香港分會主席，及中華人民共和國國務院屬下中國發展研究基金會常務理事。陳先生亦為多個國際智庫和大學的董事局或顧問委員會成員，包括香港科技大學及美國南加州大學等。彼持有美國南加州大學工商管理學系碩士。

殷尚賢先生
副主席(獨立非執行董事)

殷先生現年七十三歲，於一九七零年加盟恒隆，一九八零年獲委任加入恒隆地產有限公司董事局，自一九九二年卸任董事總經理後出任副主席。殷先生在物業投資及發展方面積逾二十年經驗，且為資深銀行家，並於英國倫敦獲英國銀行學會頒授銀行學文憑。彼亦兼任恒隆集團有限公司之副主席。

袁偉良先生
董事總經理

袁先生現年五十三歲，於一九七八年加盟恒隆出任財務總監。一九八零年當恒隆地產有限公司成為恒隆集團之附屬公司時，袁先生開始協助處理恒隆地產有限公司各類業務。彼於一九八六年出任恒隆地產有限公司執行董事，繼而於一九九二年獲委任為董事總經理。加盟恒隆前，袁先生在英格蘭及香港之執業會計師行任職共四年。彼畢業於英國曼徹斯特大學，為英格蘭和威爾斯特許會計師協會資深會員，亦為香港會計師公會會員。袁先生擔任多項社會及行業相關之職務，包括香港地產建設商會董事及執行委員會委員、香港房屋協會成員和土地及建設諮詢委員會土地小組委員。袁先生亦為恒隆集團有限公司之董事總經理。

Mr. Ronnie Chichung Chan

Chairman

Aged 54, Mr. Chan joined Hang Lung in 1972, was appointed to the Board of Hang Lung Properties Limited in 1986 and became Chairman in 1991. He is also Chairman of Hang Lung Group Limited. Mr. Chan is a Vice-President of The Real Estate Developers Association of Hong Kong, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Center, and a board member of the China Development Research Foundation of the State Council of the People's Republic of China. Mr. Chan also serves on the governing or advisory bodies of several think-tanks and universities, including the Hong Kong University of Science and Technology and the University of Southern California, U.S.A., where he received his MBA.

Mr. Shang Shing Yin

Vice Chairman

(Independent Non-Executive Director)

Aged 73, Mr. Yin joined Hang Lung in 1970 and was appointed to the Board of Hang Lung Properties Limited in 1980. A past Managing Director, he has been the Vice Chairman since 1992. He has over 20 years of experience in the fields of property investment and development and is a qualified banker with a Banking Diploma from The Chartered Institute of Bankers in London, U.K. Mr. Yin is also the Vice Chairman of Hang Lung Group Limited.

Mr. Nelson Wai Leung Yuen

Managing Director

Aged 53, Mr. Yuen has been with Hang Lung since 1978 when he joined as its Financial Controller. When Hang Lung Properties Limited became a member of Hang Lung Group in 1980, he began to assume operating responsibility in various areas of Hang Lung Properties Limited's activities. In 1986 he became an Executive Director of Hang Lung Properties Limited and was appointed Managing Director in 1992. Prior to joining Hang Lung, Mr. Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, U.K., a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Institute of Certified Public Accountants. Mr. Yuen holds several public and industry-related positions including being a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of the Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the Managing Director of Hang Lung Group Limited.

夏佳理先生 *太平紳士*

獨立非執行董事

夏先生現年六十五歲，於一九八零年加入董事局。夏先生為執業律師，並自一九八八年起至二零零零年止擔任香港立法局議員，於一九九一年至二零零零年期間代表地產及建造界功能組別。彼曾擔任多個政府委員會及諮詢團體成員，熱心社會事務工作。夏先生現亦為本港多間主要公司之董事。

陳樂怡女士

獨立非執行董事

陳女士現年五十六歲，於一九九七年四月加盟恒隆。在本港及美國之銀行、地產及金融服務行業工作逾二十年，自一九九三年起出任私人投資企業常興集團之董事，積極管理環球資本市場之投資組合，尤其是新興市場及高息產品。除從事商務外，彼亦為中美中心(約翰霍普金斯大學與南京大學之合作計劃)、以及亞洲協會(香港分會)之顧問委員會成員，並參與多項慈善工作。陳女士為華盛頓州喬治華盛頓大學工商管理學系碩士，並持有維珍尼亞大學國際銀行學深造證書。彼亦為恒隆集團有限公司之獨立非執行董事。

鄭漢鈞博士

金紫荊星章、OBE、太平紳士

獨立非執行董事

鄭博士現年七十七歲，於一九九三年加盟恒隆。鄭博士持有天津大學工程學學士學位及英國倫敦皇家學院深造文憑，並為英國倫敦皇家學院資深院士。彼為香港工程師學會之前主席及該會名譽資深會員，亦為香港工程科學院資深會員、英國結構工程師學會前副主席、該會資深會員及金獎章，以及英國土木工程師學會資深會員。鄭博士為香港建築物條例之認可人士及香港註冊結構工程師，並身兼多間公司之董事。鄭博士曾為行政及立法兩局議員。彼亦為恒隆集團有限公司之獨立非執行董事。

Mr. Ronald Joseph Arculli, *JP*

Independent Non-Executive Director

Aged 65, Mr. Arculli joined the Board in 1980. Mr. Arculli is a practising solicitor and was a Member of the Legislative Council of Hong Kong from 1988 to 2000, representing the Real Estate and Construction functional constituency between 1991 and 2000. He has a distinguished record of public service and has served on numerous government committees and advisory bodies. Mr. Arculli is a director of several other major local companies.

Ms. Laura Lok Yee Chen

Independent Non-Executive Director

Aged 56, Ms. Chen joined Hang Lung in April 1997. She has been involved in the banking, real estate, and financial service industries for over twenty years, both in Hong Kong and in the U.S. Since 1993 she has been a director of the Sterling Group - a private investment entity - and actively manages investment portfolios in global capital markets, with special interests in emerging markets and high-yield products. In addition to her business commitments, she serves on the advisory councils of the Hopkins-Nanjing Center - a joint program between the Johns Hopkins and Nanjing Universities, the Asia Society Hong Kong Center, and participates in numerous philanthropic activities. Ms. Chen holds an MBA from the George Washington University in Washington, DC, and a post-graduate certificate in International Banking from the University of Virginia. Ms. Chen is also an Independent Non-Executive Director of Hang Lung Group Limited.

Dr. Hon Kwan Cheng,

GBS,OBE, JP

Independent Non-Executive Director

Aged 77, Dr. Cheng joined Hang Lung in 1993. Dr. Cheng obtained an engineering degree from Tianjin University and a post-graduate diploma from Imperial College, London, U.K., of which he is a Fellow. He is a past President and Honorary Fellow of The Hong Kong Institution of Engineers, Fellow of the Hong Kong Academy of Engineering Sciences, and past Vice President, Fellow and Gold Medallist of The Institution of Structural Engineers, and Fellow of The Institution of Civil Engineers, U.K. An Authorised Person and Registered Structural Engineer in Hong Kong, Dr. Cheng holds a number of directorships. He was a Member of both the Executive and Legislative Councils. Dr. Cheng is also an Independent Non-Executive Director of Hang Lung Group Limited.

何世良先生

執行董事

何先生現年六十六歲，於一九七七年加盟恒隆，並於一九九三年起出任恒隆集團有限公司之執行董事。彼於二零零零年八月獲委任為恒隆地產有限公司之執行董事。何先生獲香港大學頒授建築學學士學位，並為英國皇家建築師協會、澳洲皇家建築師學會及香港建築師學會之會員。何先生為英國及澳洲註冊建築師，並為香港建築物條例認可人士(第一名冊)之建築師。於加入恒隆前，何先生乃前港府之建築師。

廖柏偉教授 *銀紫荊星章*

獨立非執行董事

廖教授現年五十六歲，於一九九八年加入董事局為獨立非執行董事。廖教授在美國普林斯頓大學及史丹福大學接受教育，現為香港中文大學副校長兼經濟學系講座教授。彼出任多項經濟研究要職，包括擔任香港亞太研究所香港及亞太經濟研究計劃主任及於二零零零至零一年度獲委任為美國富布賴特(Fulbright)傑出訪問學人。廖教授為太平洋經濟合作理事會香港委員會創會會員，並曾服務多個政府諮詢機構。現為仲裁委員會、證券及期貨事務監察委員會程序覆檢委員會、技能提升計劃督導委員會、人力發展委員會、香港特別行政區行政會議成員及立法會議成員薪津獨立委員會，以及土地及建設諮詢委員會之委員，並為香港金融研究中心之董事。彼於一九九九年獲授勳銀紫荊星章。

Mr. Wilfred Sai Leung Ho

Executive Director

Aged 66, Mr. Ho joined Hang Lung in 1977, and became an Executive Director of Hang Lung Group Limited since 1993. He was appointed as an Executive Director of Hang Lung Properties Limited in August 2000. Mr. Ho has a Bachelor's degree in Architecture from the University of Hong Kong and is a Member of the Royal Institute of British Architects, the Royal Australian Institute of Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Australia, and an Authorised Person (List 1) in Hong Kong. Prior to joining Hang Lung, Mr. Ho was an architect with the Hong Kong Government.

Professor Pak-Wai Liu, *SBS*

Independent Non-Executive Director

Aged 56, Professor Liu joined the Board as an Independent Non-Executive Director in 1998. Educated at Princeton University and Stanford University, U.S.A., Professor Liu is Professor of Economics and Pro-Vice-Chancellor of the Chinese University of Hong Kong. He holds a number of positions related to his field of study, including Director of the Hong Kong and Asia-Pacific Economies Research Programme of the Hong Kong Institute of Asia-Pacific Studies and Distinguished Fulbright Scholar in 2000-01. Professor Liu is a Founding Member of the Hong Kong Committee on Pacific Economic Co-operation. He serves on many government advisory bodies and is currently a Member of the Panel of Arbitrators, the Process Review Panel for the Securities and Futures Commission, the Skills Upgrading Scheme Steering Committee, the Manpower Development Committee, the Independent Commission on Remuneration for Members of the Executive Council and the Legislative Council of the HKSAR, and the Land and Building Advisory Committee. He is also a Director of the Hong Kong Institute for Monetary Research. He was awarded the Silver Bauhinia Star (SBS) in 1999.

吳士元先生

執行董事

吳先生現年四十四歲，於二零零一年加盟恒隆出任執行董事，現負責本集團兩方面之運作。作為財務及行政總監，彼掌管本集團之策略及企業規劃、財務投資，以及投資者關係，因而同時負責管理本集團之組織及支援運作；而作為租務及物業管理總監，彼掌管本集團之投資組合。

加盟恒隆前，吳先生曾於一九九三年起任職佐丹奴國際有限公司之執行董事。吳先生於香港聯合交易所有限公司之財務科及上市科任職逾五年，期間並委派到倫敦證券交易所上市部。在此之前，吳先生曾於羅兵咸永道會計師事務所擁有資深的核數經驗。吳先生為澳洲會計師公會資深會員，彼持有澳洲新南威爾斯大學商科學士學位及亞洲國際公開大學工商管理碩士學位。吳先生亦為恒隆集團有限公司之執行董事。

Mr. Terry Sze Yuen Ng

Executive Director

Aged 44, Mr. Ng has been with Hang Lung as an Executive Director since 2001, and is responsible for two areas of the Group's activities. As head of Finance and Administration, he leads the Group's strategic and corporate planning, financial investments, and relations with the investment community. In this role, he also manages the Group's organisational and support functions. As head of Leasing and Management, Mr. Ng oversees management of the Group's investment portfolio.

Prior to joining Hang Lung, Mr. Ng was an Executive Director of Giordano International Limited, where he had been employed since 1993. Mr. Ng also worked in the Finance and Listing Divisions of The Stock Exchange of Hong Kong Limited for a period of over five years, where he was seconded to the Listing Group of the London Stock Exchange. Prior to that, he gained extensive experience in the auditing field at PricewaterhouseCoopers. Mr. Ng is a Fellow of CPA Australia and holds a Bachelor's degree in Commerce from the University of New South Wales, Australia, as well as a Master's degree in Business Administration from the Asia International Open University. Mr. Ng is also an Executive Director of Hang Lung Group Limited.

高級行政人員簡介
Profile of Senior Executives

程式榮先生
公司秘書

程先生現年五十四歲，於一九八八年加盟恒隆出任集團財務總監，一九九一年獲委任為恒隆地產有限公司之公司秘書，二零零二年獲委任為助理董事。彼持有澳洲工商管理學學士學位，並為特許公認會計師公會、特許管理會計師公會、特許秘書及行政人員公會、香港會計師公會及香港稅務學會資深會員，以及英國銀行學會會員及澳洲註冊會計師。彼亦持有由中國當局發出之中國法律證書。

高伯遒先生
助理董事 — 工程策劃

高先生現年四十五歲，於一九九四年加盟恒隆出任高級工程策劃經理，二零零二年獲委任為助理董事，負責工程策劃管理。彼持有英國利物浦大學(榮譽)文學學士學位及(榮譽)建築學學士學位。彼亦持有美國西北大學 Kellogg School of Management以及香港科技大學工商管理學院聯合頒授之行政人員工商管理碩士學位。彼為英國皇家建築師協會及香港建築師學會之會員，並為英國及香港註冊建築師。加盟恒隆前，高先生曾在英國、美國及香港從事建築實務。

Mr. Robin Sik Wing Ching

Company Secretary

Aged 54, Mr. Ching joined Hang Lung in 1988 as Group Financial Controller and was appointed Assistant Director in 2002, having been appointed Company Secretary of Hang Lung Properties Limited in 1991. He holds a Bachelor of Business degree from Australia, is a Fellow of The Association of Chartered Certified Accountants, The Chartered Institute of Management Accountants, The Institute of Chartered Secretaries and Administrators, the Hong Kong Institute of Certified Public Accountants and The Taxation Institute of Hong Kong, an Associate of The Chartered Institute of Bankers, and a Certified Practising Accountant of CPA Australia. He also holds a Certificate in Chinese Laws issued by the Chinese authorities.

Mr. William Pak Yau Ko

Assistant Director - Project Management

Aged 45, Mr. Ko joined Hang Lung in 1994 as Senior Project Manager and was appointed Assistant Director in 2002 with responsibility for project management. He has a Bachelor of Arts degree (Hons.) and a Bachelor of Architecture degree (Hons.) from the University of Liverpool, U.K. He also has an Executive MBA degree jointly awarded by Kellogg School of Management of Northwestern University in the U.S.A. and The School of Business and Management of the Hong Kong University of Science and Technology. He is a Member of the Royal Institute of British Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Hong Kong. Prior to joining Hang Lung, Mr. Ko practised architecture in the United Kingdom, U.S.A. and Hong Kong.

伍綺琴女士
助理董事 — 財務

伍女士現年四十七歲，於二零零三年加盟恒隆出任助理董事—財務。彼過往受僱於香港交易及結算所有限公司，曾在該公司擔任多項高級職位，離職時為上市科高級總監。彼曾在德勤•關黃陳方會計師行工作，在核數方面取得寶貴經驗。

伍女士為合資格會計師，並持有香港科技大學工商管理碩士學位。彼為特許公認會計師公會資深會員、特許秘書及行政人員公會會員、香港會計師公會資深會員，以及美國會計師協會會員。伍女士亦撥冗擔任多項公職，包括出任醫院管理局審計委員會增選成員，以及擔任香港會計師公會專業水平監察委員會副主席。

黃為山先生
助理董事 — 市務

黃先生現年五十四歲，於一九七零年代曾在恒隆服務，並於一九八二年再度加盟出任市務經理。彼於一九九零年獲委任為恒隆地產代理有限公司之董事，於二零零二年獲委任為恒隆地產之助理董事—市務，負責各項物業發展項目之銷售及市務。彼持有加拿大英屬哥倫比亞大學科學學士學位以及城市經濟及按揭貸款深造文憑。彼為持牌地產代理人，並為香港地產行政學會資深會員、香港地產建設商會法律小組成員。

張錦齡先生
高級經理 — 租務及物業管理

張先生現年四十八歲，於一九八三年加盟恒隆出任行政助理。彼於一九八四年獲調入租務及物業管理部，並於一九九四年晉升為高級物業經理。張先生持有加拿大維多利亞大學經濟學學士學位及美國南伊利諾大學工商管理碩士學位。

Ms. Estella Yi Kum Ng

Assistant Director - Finance

Ms. Ng, aged 47, joined Hang Lung in 2003 as Assistant Director - Finance. She was previously employed by Hong Kong Exchanges and Clearing Limited in a number of senior positions, most recently as Senior Vice President of the Listing Division. Prior to that she gained valuable auditing experience with Deloitte Touche Tohmatsu.

Ms. Ng is a qualified accountant and holds a Master of Business Administration degree from the Hong Kong University of Science and Technology. She is a Fellow Member of the Chartered Association of Certified Accountants, an Associate Member of The Institute of Chartered Secretaries and Administrators, a Fellow Member of the Hong Kong Institute of Certified Public Accountants and a Member of the American Institute of Certified Public Accountants. She has also contributed her time to various public service appointments including being a co-opted member of the Audit Committee of the Hospital Authority and deputy chairman of Professional Standards Monitoring Committee of the Hong Kong Institute of Certified Public Accountants.

Mr. Wilson Wong

Assistant Director - Marketing

Aged 54, Mr. Wong worked in Hang Lung in the 1970s and rejoined in 1982 as Marketing Manager. He was appointed Director of Hang Lung Real Estate Agency Ltd. in 1990 prior to being appointed Assistant Director - Marketing of Hang Lung Properties in 2002, with responsibility for sales and marketing of development projects. He holds a Bachelor of Science degree from the University of British Columbia, Canada, and post-graduate qualifications from the same university in Urban Land Economics and Mortgage Lending. A licenced estate agent and a Fellow Member of the Hong Kong Institute of Real Estate Administration, Mr. Wong serves as a Member of the Legal SubCommittee of The Real Estate Developers Association of Hong Kong.

Mr. Henry Kam Ling Cheung

Senior Manager - Leasing & Management

Aged 48, Mr. Cheung joined Hang Lung as an Executive Assistant in 1983. He moved into Leasing and Management Division in 1984 and was promoted to Senior Property Manager in 1994. Mr. Cheung has a Bachelor's degree in Economics from the University of Victoria, Canada and an MBA degree from the Southern Illinois University, U.S.A.

蔡潔紅女士

高級經理 — 租務及物業管理

蔡女士現年五十歲，於二零零一年加盟恒隆出任高級物業經理，具備各類地產業務之經驗。彼持有美國紐波特大學頒授之工商管理學士學位及美國紐約城市大學行政人員市場學碩士學位。

何磐光先生

高級物業經理 — 中國業務

何先生現年五十三歲，於一九九二年加盟恒隆出任物業經理。自一九九三年以來，何先生一直負責恒隆位於中國大陸之物業項目。彼於二零零二年二月晉升為高級物業經理。何先生持有美國太平洋大學之博士學位。

黎鎮昌先生

高級經理 — 內部審計

黎先生現年四十七歲，在一間主要國際性會計師行工作逾八年後於一九八八年加盟恒隆為總會計主任，一九九二年出任Grand Hotel Group Limited執行董事 — 財務及行政，並於二零零零年亦協助處理酒店管理業務，於二零零三年一月調職回恒隆地產為高級經理—內部審計。黎先生持有西澳洲大學商科學士學位，為香港會計師公會資深會員及澳洲會計師公會高級會員。

李蕙蘭女士

高級經理 — 集團財務

李女士現年三十九歲，於一九九七年加盟恒隆出任會計經理，二零零零年晉升為集團總會計主任。自二零零二年四月以來，李女士一直出任高級集團財務經理。彼曾在倫敦及香港之金融界及核數界工作。李女士畢業於英國倫敦Imperial College of Science, Technology and Medicine，現為英格蘭和威爾斯特許會計師協會會員。

Ms. Raina Kit Hung Choy

Senior Manager - Leasing & Management

Aged 50, Ms. Choy joined Hang Lung in 2001 as Senior Property Manager, bringing with her experience in the real estate field. She has a Bachelor of Business Administration degree from Newport University, U.S.A. and an Executive MSc degree in Marketing from The City University of New York, U.S.A.

Mr. Roy Poon Kwong Ho

Senior Property Manager - China

Aged 53, Mr. Ho joined Hang Lung as a Property Manager in 1992, and has been responsible for projects in Mainland China since 1993. He was promoted to Senior Property Manager in February 2002. Mr. Ho holds a Doctorate from the University of the Pacific, U.S.A.

Mr. Desmond Chun Cheong Lai

Senior Manager - Internal Audit

Aged 47, Mr. Lai joined Hang Lung in 1988 as Chief Accountant after working for over eight years in a major international accounting firm. He was appointed Executive Director - Finance and Administration of Grand Hotel Group Limited in 1992 and in 2000 also assumed responsibilities for hotel operation. In January 2003, Mr. Lai was transferred to Hang Lung Properties as Senior Manager - Internal Audit. He has a Bachelor's degree in Commerce from the University of Western Australia, is a Fellow of the Hong Kong Institute of Certified Public Accountants and a CPA member of CPA Australia.

Ms. Velencia Lee

Senior Manager - Corporate Finance

Aged 39, Ms. Lee joined Hang Lung as Accounting Manager in 1997, was promoted to Group Chief Accountant in 2000 and has been Senior Corporate Finance Manager since April 2002, having previously worked in the finance and auditing field in London and Hong Kong. Ms. Lee, a graduate of the Imperial College of Science, Technology and Medicine, London, U.K., is an Associate of The Institute of Chartered Accountants in England and Wales.

黃林美芳女士
高級經理 — 人力資源

黃太現年五十六歲，於二零零三年十一月加盟恒隆出任高級經理—人力資源。彼過往於香港交易及結算所有限公司工作十四年，在人力資源管理方面擁有逾二十五年寶貴經驗。黃太持有浸會大學工商管理學士學位。彼現為香港人力資源管理學會資深會員及亞洲太平洋集團 -人力資源之會員。

司徒永康先生
高級經理 — 市務

司徒先生現年三十六歲，於一九九二年加盟恒隆，並於二零零四年六月晉升為高級經理—市務。 彼擁有豐富物業發展經驗，並負責銷售及推廣物業發展項目。司徒先生持有加拿大西安大略大學經濟學學士學位、香港城市大學資訊系統碩士學位以及香港大學測量學(房地產發展)研究文憑。

葉順榮先生
高級經理 — 工程策劃

葉先生現年五十九歲，於一九八七年加盟恒隆出任發展經理，並於一九八九年晉升為高級物業經理。自一九九三年以來，葉先生一直出任高級工程策劃經理。彼持有澳洲昆士蘭大學測量學學士學位及新加坡管理學會之管理學文憑。

庾鳳婷女士
高級經理 — 市務

庾女士現年五十歲，於一九八六年加盟Grand Hotel Group Limited，一九九二年晉升為其執行董事— 市務及營業。 彼加盟本集團前曾接受酒店及旅遊業培訓，在本港旅遊業及酒店管理深富經驗。 庾女士於二零零三年一月調職至恒隆地產為高級經理 — 酒店及住宅，並於二零零四年六月出任高級經理 — 市務。

Mrs. Isabel Mei Fong Ooi

Senior Manager - Human Resources

Aged 56, Mrs. Ooi joined Hang Lung as Senior Manager - Human Resources in November 2003. She has more than 25 years' experience in human resources, including 14 years with Hong Kong Exchanges and Clearing Limited before joining the Group. Mrs. Ooi holds a Bachelor's degree of Business Management from Hong Kong Baptist University. She is a Fellow of the Hong Kong Institute of Human Resources Management and a Member of Asia Pacific Group - Human Resources.

Mr. Eric Wing Hong Szeto

Senior Manager - Marketing

Aged 36, Mr. Szeto joined Hang Lung in 1992 and was promoted to Senior Manager - Marketing in June 2004. He has extensive experience in properties development and responsible for sales and marketing of development projects. Mr. Szeto holds a Bachelor's degree in Economics from the University of Western Ontario, Canada, a Master's degree in Information Systems from the City University of Hong Kong and a Postgraduate Diploma in Surveying (Real Estate Development) from the University of Hong Kong.

Mr. Francis Soon Weng Yip

Senior Manager - Project Management

Aged 59, Mr. Yip joined Hang Lung in 1987 as a Development Manager, was promoted to Senior Property Manager in 1989 and has been a Senior Project Manager since 1993. He has a Bachelor's degree in Surveying from the University of Queensland, Australia, and a Diploma in Management Studies from the Singapore Institute of Management.

Ms. Polly Kathen Fung Ting Yu

Senior Manager - Marketing

Aged 50, Ms. Yu joined Grand Hotel Group Limited in 1986 and was promoted to Executive Director - Marketing and Sales in 1992. She had previously trained in the hotel and tourism business in Hong Kong and later gained extensive experience at management level before joining the Group. Ms. Yu was transferred to Hang Lung Properties as Senior Manager - Hotel & Residential in January 2003 and was appointed Senior Manager - Marketing in June 2004.

集團主要物業
Major Group Properties

■ 投資物業
Investment Properties

★ 發展中物業
Properties under Development

⬟ 已建成待售物業
Properties Completed For Sale

1 ■ 長沙灣及葵涌
Cheung Sha Wan and Kwai Chung

2 ■ ⬟ 何文田
Ho Man Tin

3 ■ 旺角
Mongkok

4 ■ 牛頭角及觀塘
Ngau Tau Kok and Kwun Tong

5 ■ ★ ⬟ 西九龍
West Kowloon

6 ■ 尖沙咀
Tsimshatsui

7 ■ 中環及金鐘
Central and Admiralty

8 ■ ★ 銅鑼灣，灣仔及跑馬地
Causeway Bay, Wanchai and Happy Valley

9 ■ 康山及鰂魚涌
Kornhill and Quarry Bay

10 ■ 山頂及半山區
The Peak and Mid-Levels

11 ■ 港島南區
Hong Kong South

九廣鐵路 – 東鐵
KCRC – East Railway

九廣鐵路 – 西鐵
KCRC – West Railway

輕便鐵路
Light Transit Railway

機場鐵路
Airport Railway

九廣鐵路 – 馬鞍山鐵路（未來路綫）
KCRC – Ma On Shan Railway (Future Lane)

地下鐵路
Mass Transit Railway

山頂纜車
Peak Tram

集團主要物業
Group Major Properties



君臨天下 The HarbourSide
御峰 The Summit
浙江第一銀行中心 Chekiang First Bank Centre
淘大商場 Amoy Plaza
印刷行 Printing House
渣打銀行大廈 Standard Chartered Bank Building
樂基中心 Stanhope House
栢裕商業中心 Park-In Commercial Centre
雅蘭中心 Grand Tower
濱景園 Burnside Estate
金鐘廊 Queensway Plaza
樂成行 Baskerville House
格蘭中心 Grand Centre
名店坊 Fashion Walk
食街 Food Street
恒隆廣場 Plaza 66
港匯廣場 The Grand Gateway
名店廊 Fsahion Island
山頂廣場 The Peak Galleria



新界
New Territories
荃灣
Tsuen Wan
九龍
Kowloon
長沙灣
Cheung Sha Wan
九龍塘
Kowloon Tong
旺角
Mongkok
觀塘
Kwun Tong
西九龍
West Kowloon
尖沙咀
Tsimshatsui
鰂魚涌
Quarry Bay
上環
Sheung Wan
銅鑼灣
Causeway Bay
香港島
Hong Kong Island
柴灣
Chai Wan
淺水灣
Repulse Bay
1
2
3
4
5
6
7
8
9
10
11


大嶼山
Lantau Island

集團主要物業
Major Group Properties

(A) 主要發展中物業 Major Properties Under Development

於二零零四年六月三十日
at 30 June 2004

地點 Location	地盤面積 (平方米) Site Area (sq.m.)	主要用途 Main Usage	總樓面面積 (平方米) Total Gross Floor Area (sq.m.)	集團應佔權益 (百分率) Group's Attributable Interest (%)	施工階段 Stage of Completion	預計落成日期 Expected Completion Date
香港 Hong Kong						
浪澄灣 西九龍填海區，海輝道， 九龍內地段11152號 The Long Beach, Hoi Fai Road, West Kowloon Reclamation, KIL 11152	20,200	R C/O	131,300 20,200	100	建築上蓋 Superstructure	2004
藍塘道， 內地段5747號 Blue Pool Road, IL 5747	7,850	R	審批中 Pending Approval	100	計劃中 Planning	不適用 N/A
上海 Shanghai						
恒隆廣場 靜安區 南京西路1266號 Plaza 66, 1266 Nan Jing Xi Lu, Jing An District	31,100	O	81,400	79	OT2 地基工程 Foundation	2006

C: 商舖 Commercial　O: 寫字樓 Office　OT2: 寫字樓第二座 Office Tower 2　R: 住宅 Residential

(B) 已建成待售物業
Properties Completed For Sale

於二零零四年六月三十日

at 30 June 2004

地點 Location	主要用途 Main Usage	總樓面面積 (平方米) Total Gross Floor Area (sq.m.)	集團應佔權益 (百分率) Group's Attributable Interest (%)	住宅單位及車位數目 No. of residential units & carparking spaces
香港 Hong Kong				
君臨天下 柯士甸道西1號，九龍內地段11080號 The HarbourSide KIL 11080, 1 Austin Road West	R	128,845	100	1,122 units 864 carparking spaces
碧海藍天 深盛路8號，新九龍內地段6338號 AquaMarine NKIL 6338, 8 Sham Shing Road	R C	96,850* 22,350	90	1,616 units 516 carparking spaces
君逸山 迦密村街9號，九龍內地段11122號 Carmel-on-the-Hill KIL 11122, 9 Carmel Village Street	R C	10,654 2,131	100	188 units 58 carparking spaces

* *按原定協議，約三成住宅面積須交回政府。集團其後與政府就項目銷售後之淨收益分賬達成新協議。*
Under the original agreement, about 30% of the residential area was to be returned to the Government. A new agreement was later reached with the Government on the sharing of the net proceeds on property sales.

C : 商舖 Commercial
R : 住宅 Residential

(C) 主要投資物業
Major Investment Properties

於二零零四年六月三十日
at 30 June 2004

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	 寫字樓/工業 Office/Industrial	 住宅/寓所 Residential/Apartment	車位數目 No. of Carparking Spaces
香港 Hong Kong					
中環及金鐘 Central and Admiralty					
都爹利街6號印刷行，內地段339號 Printing House, 6 Duddell Street, IL339	2848	1,709	5,980	–	–
都爹利街1號浙江第一銀行中心，內地段7310號 Chekiang First Bank Centre, 1 Duddell Street, IL7310	2848	–	9,007	–	–
雪廠街22號樂成行，內地段644號 Baskerville House, 22 Ice House Street, IL644	2880	1,473	3,379	–	–
德輔道中4-4A號渣打銀行大廈，海傍地段103號A段及B段 Standard Chartered Bank Building, 4-4A Des Voeux Road Central, Sections A&B of ML103	2854	4,814**	23,730**	–	16
金鐘道93號金鐘廊 Queensway Plaza, 93 Queensway	2012	6,923	–	–	–

(C) 主要投資物業 *(續)*
Major Investment Properties *(Continued)*

於二零零四年六月三十日
at 30 June 2004

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商鋪 Commercial	 寫字樓／工業 Office/Industrial	 住宅／寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
銅鑼灣及灣仔 Causeway Bay and Wanchai					
百德新街2-20號恒隆中心， 內地段524號及749號 Hang Lung Centre, 2-20 Paterson Street, IL524 & IL749	2864	8,613	22,161	–	126
銅鑼灣物業， 百德新街、厚誠街、 記利佐治街、加寧街、 京士頓街、告士打道， 海傍地段231號及52號， 內地段469號及470號 Causeway Bay Properties, Paterson Street, Houston Street, Great George Street, Cleveland Street, Kingston Street, Gloucester Road, ML231, ML52, IL469 & IL470	2842, 2864 & 2868	31,072	–	7,935	–
英皇道1號栢景臺， 內地段8560號 Park Towers, 1 King's Road, IL 8560	2060*	1,101	–	–	250
港灣道6-8號 瑞安中心15至28樓， 內地段8633號 15/F-28/F, Shui On Centre, 6-8 Harbour Road, IL8633	2060*	–	16,722	–	42

(C) 主要投資物業 *(續)* Major Investment Properties *(Continued)*

於二零零四年六月三十日
at 30 June 2004

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓/工業 Office/Industrial	住宅/寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
康山及鰂魚涌 Kornhill and Quarry Bay					
康山道1-2號康怡廣場，內地段8566號 Kornhill Plaza, 1-2 Kornhill Road, IL8566	2059*	53,080	10,577	–	1,069
康山道2號康蘭居，內地段8566號 Grand Plaza Apartments, 2 Kornhill Road, IL8566	2059*	–	–	35,275	–
英皇道734號樂基中心，內地段3507號 Stanhope House, 734 King's Road, IL3507	2007*	1,051	26,720	–	70
山頂及半山區 The Peak and Mid-Levels					
山頂道118號山頂廣場，市郊地段3號 The Peak Galleria, 118 Peak Road, RBL3	2047	12,500	–	–	493
花園道花園臺2-3號第二座，內地段896號及2850號 Block 2, Nos. 2&3 Garden Terrace, Garden Road, IL896 & IL2850	2078 & 2886	–	–	558	26
司徒拔道41C號御峰，內地段8870號 The Summit, 41C Stubbs Road, IL8870	2047	–	–	15,225	54

(C) 主要投資物業 *(續)* Major Investment Properties *(Continued)*

於二零零四年六月三十日
at 30 June 2004

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.)			車位數目 No. of Carparking Spaces
		商舖 Commercial	寫字樓/工業 Office/Industrial	住宅/寓所 Residential/ Apartment	
港島南區 Hong Kong South					
南灣道9號濱景園，市郊地段994號 Burnside Estate, 9 South Bay Road, RBL994	2072	–	–	9,212	89
旺角及何文田 Mongkok and Ho Man Tin					
彌敦道688號旺角中心第一期，九龍內地段1262號 Argyle Centre, Phase I, 688 Nathan Road, KIL1262	2060	50	2,300	–	–
彌敦道627-641A號雅蘭中心，九龍內地段10246號 Grand Tower, 627-641A Nathan Road, KIL10246	2060	19,276	22,637	–	40
彌敦道625號麗斯大廈，九龍內地段10234號 Ritz Building, 625 Nathan Road, KIL10234	2060	1,629	8,614	–	–
廣東道1112-1120號恒通大廈，九龍內地段9708號 Hang Tung Building, 1112-1120 Canton Road, KIL9708	2045*	–	–	–	955
登打士街56號栢裕商業中心，九龍內地段9590號 Park-In Commercial Centre, 56 Dundas Street, KIL9590	2044*	6,297	29,966	–	478

(C) 主要投資物業 *(續)* Major Investment Properties *(Continued)*

於二零零四年六月三十日
at 30 June 2004

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓/工業 Office/Industrial	住宅/寓所 Residential/Apartment	車位數目 No. of Carparking Spaces
旺角及何文田 *(續)* Mongkok and Ho Man Tin *(Continued)*					
彌敦道610號荷李活商業中心,九龍內地段11024號(集團所佔權益為其中之百分之三十三點三) Hollywood Plaza, 610 Nathan Road, KIL11024 (Group's interest 33.3% thereof)	2047	9,136	17,974	–	–
迦密村街9號君逸山,九龍內地段11122號 Carmel-on-the-Hill, 9 Carmel Village Street, KIL11122	2050	2,131	–	–	–
尖沙咀及西九龍 Tsimshatsui and West Kowloon					
堪富利士道8號格蘭中心,九龍內地段7725號及8026號 Grand Centre, 8 Humphreys Avenue, KIL7725 & KIL8026	2038	3,688	7,198	–	–
彌敦道221B-E號恒福商業大廈,九龍內地段10619號及8132號 Hanford House, 221B-E Nathan Road, KIL10619 & KIL8132	2037	2,443	3,892	–	–
深盛路8號碧海藍天,新九龍內地段6338號 AquaMarine, 8 Sham Shing Road, NKIL6338	2050	22,350	–	–	–

(C) 主要投資物業 (續) Major Investment Properties (Continued)

於二零零四年六月三十日 at 30 June 2004

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓／工業 Office/Industrial	住宅／寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
牛頭角及觀塘 Ngau Tau Kok and Kwun Tong					
牛頭角道77號淘大商場，新九龍內地段53號、1482號、2660號及3947號 Amoy Plaza, 77 Ngau Tau Kok Road, NKIL53, NKIL1482, NKIL2660 & NKIL3947	2047	44,951	-	-	620
牛頭角道7號淘大工業中心，新九龍內地段1744號 Amoycan Industrial Centre, 7 Ngau Tau Kok Road, NKIL1744	2047	-	6,547	-	-
茶果嶺道麗港城商場，新九龍內地段6055號 Laguna Plaza, Cha Kwo Ling Road, NKIL6055	2047	15,619	-	-	165
長沙灣及葵涌 Cheung Sha Wan and Kwai Chung					
青山道476號百佳大廈，新九龍內地段1761號 Park Building, 476 Castle Peak Road, NKIL1761	2047	-	13,522	-	-

(C) 主要投資物業 *(續)* Major Investment Properties *(Continued)*

於二零零四年六月三十日
at 30 June 2004

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓/工業 Office/Industrial	住宅/寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
長沙灣及葵涌 *(續)* Cheung Sha Wan and Kwai Chung *(Continued)*					
荔景山道荔灣花園1A1、1A2、5A、6A及6B號商鋪,測量約分4號地段3336號 Shops 1A1, 1A2, 5A, 6A & 6B, Laichikok Bay Garden, Lai King Hill Road, Lot 3336 of SD4	2047	3,109	–	–	172
青山道443-451號紅A中心,丈量約分445號地段690號A段 Star Centre, 443-451 Castle Peak Road, Section A of Lot 690 in DD445	2047	–	28,512	–	27
上海 Shanghai					
徐匯區 徐家匯虹橋路1號港匯廣場 (集團所佔權益為其中之百分之六十六) The Grand Gateway, 1 Hong Qiao Lu, Xujiahui, Xuhui District (Group's interest 66% thereof)	2043	101,924	–	–	1,100
靜安區 南京西路1266號恒隆廣場 (集團所佔權益為其中之百分之七十九) Plaza 66, 1266 Nan Jing Xi Lu, Jing An District (Group's interest 79% thereof)	2044	51,700	78,200	–	494

* 可續期七十五年
With an option to renew for a further term of 75 years

** 集團現擁有面積二萬二千一百零一平方米寫字樓之租金收入,其餘樓面之收租權益將於二零一二年交回本集團。
The Group is now entitled to rental on 22,101 sq.m. of office area. The rights to rental entitlement in the remaining area will revert to the Group in 2012.

董事局欣然提呈截至二零零四年六月三十日止年度其報告及已審核財務報表以供省覽。

THE DIRECTORS HAVE PLEASURE IN SUBMITTING THEIR REPORT TOGETHER WITH THE AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2004.

主要業務

本公司之主要業務為控股投資，並透過其附屬公司投資物業以供收租、發展物業以供出售及租賃，以及停車場管理與物業管理。

按業務及地域性分析之本集團營業額及業績載於賬項附註第二項內。

Principal Activities

The principal activities of the Company are investment holding, and through its subsidiaries, property investment for rental income, property development for sale and leasing, car park management and property management.

An analysis of the Group's turnover and trading results by business and geographical segments during the financial year is set out in Note 2 on the Accounts.

主要附屬公司及合營公司

本集團之主要附屬公司及合營公司，其營業及註冊地點、已發行股本／註冊資本等資料載於賬項附註第三十二及三十三項內。

Principal Subsidiaries and Jointly Controlled Entities

A list of principal subsidiaries and jointly controlled entities, together with their countries of operations and incorporation and particulars of their issued share capital/registered capital, is set out in Notes 32 and 33 on the Accounts.

業績

本集團截至二零零四年六月三十日止年度之溢利及本公司與本集團於該日之財政狀況載於第九十六至一百四十八頁之財務報表內。

Financial Results

The profit of the Group for the year ended 30 June 2004, and the state of affairs of the Company and of the Group at that date are set out in the financial statements on pages 96 to 148.

十年財務概要

本集團過去十個財政年度之業績、資產及負債概要載於本年報第四及五頁內。

Ten Year Summary

A summary of the results and of the assets and liabilities of the Group for the last ten financial years is set out on pages 4 and 5 of the annual report.

股息

董事現建議派發末期股息每股普通股三角三仙，連同於二零零四年四月二十三日已派發之中期股息每股普通股一角一仙，截至二零零四年六月三十日止年度之全年派息將合共為每股普通股四角四仙。擬派發之普通股末期股息倘於二零零四年十一月二十三日舉行之股東週年大會中獲股東通過，將於二零零四年十一月二十六日派發予於二零零四年十一月十日名列股東名冊之股東。

主要供應商及客戶

年內本集團五大供應商合共所佔之購貨額百分比及本集團五大客戶合共所佔之營業額或銷售額百分比各不超過本集團本年度總購貨額及總營業額或銷售額百分之三十。

儲備

年內本公司及本集團之儲備變動情況載於賬項附註第二十三項內。

捐款

年內本集團之捐款為港幣六百三十萬元(二零零三年：港幣一千二百二十萬元)。

固定資產

年內固定資產之變動情況載於賬項附註第九項內。

銀行貸款及透支

本集團於二零零四年六月三十日之銀行貸款及透支情況載於賬項附註第十五項內。

資本化之借貸支出

年內本集團資本化之借貸支出款項為港幣一億二千七百二十萬元(二零零三年：港幣一億七千萬元)。

集團主要物業

本集團主要物業於二零零四年六月三十日之詳情載於本年報第六十至六十八頁內。

Dividends

The directors now recommend a final dividend of 33 cents per ordinary share which, together with the interim dividend of 11 cents per ordinary share paid on 23 April 2004, makes a total of 44 cents per ordinary share in respect of the year ended 30 June 2004. The proposed final ordinary dividend, if approved by the shareholders at the Annual General Meeting on 23 November 2004, will be paid on 26 November 2004 to shareholders whose names appear on the Register of Members on 10 November 2004.

Major Suppliers and Customers

During the year, both the percentage of purchases attributable to the Group's 5 largest suppliers combined and the percentage of turnover or sales attributable to the Group's 5 largest customers combined were less than 30% of the total purchases and turnover or sales of the Group respectively.

Reserves

Movements in the reserves of the Company and of the Group during the year are set out in Note 23 on the Accounts.

Donations

Donations made by the Group during the year amounted to HK$6.3 million (2003: HK$12.2 million).

Fixed Assets

Details of movements in fixed assets during the year are set out in Note 9 on the Accounts.

Bank Loans and Overdrafts

Particulars of bank loans and overdrafts of the Group as at 30 June 2004 are set out in Note 15 on the Accounts.

Borrowing Costs Capitalisation

Borrowing costs capitalised by the Group during the year amounted to HK$127.2 million (2003: HK$170.0 million).

Major Group Properties

Details of major properties of the Group as at 30 June 2004 are set out on pages 60 to 68 of the annual report.

股本

於本年度內，三萬七千二百八十五股(二零零三年：無)可換股累積優先股獲轉換為普通股股份，因而發行二千八百五十六萬零三百一十股(二零零三年：無)普通股。

年內由於本公司之全資附屬公司 HLP International Treasury Limited 發行之三點四厘於二零零七年到期之擔保可換股債券(「債券」)獲行使附有之轉換權，已發行及繳足股本因而再增加發行三億八千二百萬零六千五百五十三股(二零零三年：無)普通股。於二零零四年六月三十日，所有債券已獲轉換或贖回。

年內本公司股本之變動詳情載於賬項附註第二十二項內。

董事

於本報告日之本公司董事如下，彼等之簡歷載於本年報第四十二至四十九頁內。

姓名	職銜	年齡	擔任本公司董事之時間(年計)
陳啟宗	主席	54	18
殷尚賢	副主席(獨立非執行董事)	73	24
袁偉良	董事總經理	53	18
夏佳理	獨立非執行董事	65	24
陳樂怡	獨立非執行董事	56	7
鄭漢鈞	獨立非執行董事	77	11
何世良	執行董事	66	4
廖柏偉	獨立非執行董事	56	6
吳士元	執行董事	44	3

遵照本公司組織章程細則第一百零三、一百零四及一百一十八條規定，夏佳理先生、廖柏偉先生及吳士元先生輪值告退，惟願膺選連任。

Share Capital

During the year, 37,285 (2003: Nil) Convertible Cumulative Preference Shares of the Company were converted which resulted in the issue of 28,560,310 (2003: Nil) ordinary shares of the Company.

The issued and fully paid ordinary share capital was further increased during the year by an additional issue of 382,006,553 (2003: Nil) ordinary shares as a result of the exercise of conversion rights attaching to the 3.4% Guaranteed Convertible Bonds due 2007 issued by the Company's wholly-owned subsidiary, HLP International Treasury Limited ("Convertible Bonds") in 2002. All Convertible Bonds have been converted or redeemed as at 30 June 2004.

Details of movements in share capital of the Company during the year are set out in Note 22 on the Accounts.

Directors

The directors of the Company as at the date of this report are as follows and their brief biographical details are set out on pages 42 to 49 of the annual report.

Name	Position Held	Age	Length of Directorship (in years)
Ronnie C. Chan	Chairman	54	18
S.S. Yin	Vice Chairman (Independent Non-Executive Director)	73	24
Nelson W.L. Yuen	Managing Director	53	18
Ronald J. Arculli	Independent Non-Executive Director	65	24
Laura L.Y. Chen	Independent Non-Executive Director	56	7
H.K. Cheng	Independent Non-Executive Director	77	11
Wilfred S.L. Ho	Executive Director	66	4
P.W. Liu	Independent Non-Executive Director	56	6
Terry S.Y. Ng	Executive Director	44	3

In accordance with Articles 103, 104 and 118 of the Company's Articles of Association, Mr. Ronald J. Arculli, Mr. P.W. Liu and Mr. Terry S.Y. Ng retire from the board by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

董事之服務合約

獨立非執行董事之任職屆滿日期與彼等遵照本公司組織章程細則之條文之預期輪值告退日期一致。執行董事概無與本公司訂立一年內倘終止則須作出賠償(法定賠償除外)之服務合約。

股東於股東週年大會上授權董事局釐定董事袍金，而本公司之提名及薪酬委員會將建議金額並交由董事局採納。每位執行董事之薪酬總額亦由提名及薪酬委員會決定。

擬於即將舉行之股東週年大會上膺選連任之董事概無與本公司或其控股公司或其任何附屬公司訂立於一年內倘終止則須作出賠償(法定賠償除外)之服務合約。

董事之合約權益

於年結日或年內任何時間，概無任何本公司董事在本公司或其控股公司或其任何附屬公司之任何重要合約中直接或間接擁有重大權益。

董事於股份、相關股份及債權證之權益及淡倉

於二零零四年五月二十日，本公司及本公司之控股公司恒隆集團有限公司分別根據各自之股份期權計劃，向下列董事授予可認購本公司普通股股份及控股公司股份之期權。有關期權可分四期行使，於二零零五年五月二十日起可行使第一個百分之二十五，二零零六年五月二十日起可行使第二個百分之二十五，二零零七年五月二十日起可行使第三個百分之二十五，二零零八年五月二十日起可行使餘下之百分之二十五，而全部股份期權之行使期將於二零一四年五月十九日屆滿。

	本公司			恒隆集團有限公司		
董事姓名	股份期權股數	每股普通股股份行使價	獲授股份期權而支付之代價	股份期權股數	每股股份行使價	獲授股份期權而支付之代價
陳啟宗	5,090,000	9.20港元	1.00港元	5,090,000	9.45港元	1.00港元
袁偉良	7,126,000	9.20港元	1.00港元	3,000,000	9.45港元	1.00港元
何世良	3,239,000	9.20港元	1.00港元	1,388,000	9.45港元	1.00港元
吳士元	3,239,000	9.20港元	1.00港元	1,388,000	9.45港元	1.00港元

Directors' Service Contracts

The appointments of independent non-executive directors are for specific terms which coincide with their expected dates of retirement by rotation in accordance with the provisions of the Company's Articles of Association. The executive directors do not have any service contract with the Company which is not determinable within one year without payment of compensation (other than statutory compensation).

The shareholders authorised the board of directors to fix the directors' fee at the annual general meeting. The Nomination and Remuneration Committee of the Company will recommend the amount for adoption by the board of directors. The remuneration package of each executive director is also determined by the Nomination and Remuneration Committee.

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company, its holding company or any of their subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

Directors' Interests in Contracts

No contract of significance to which the Company, its holding company or any of their subsidiaries was a party, and in which a director of the Company was materially interested, whether directly or indirectly, subsisted at any time during the year or at the end of the year.

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

On 20 May 2004, the following directors had been granted options to subscribe for ordinary shares in the Company and for shares in the Company's holding company, Hang Lung Group Limited under their respective Share Option Schemes. The options granted are exercisable in 4 tranches, i.e. the first 25% from 20 May 2005, the second 25% from 20 May 2006, the third 25% from 20 May 2007 and the balance 25% from 20 May 2008 , all expiring on 19 May 2014, as follows:

	The Company			Hang Lung Group Limited		
Name of Directors	No. of Option Shares	Exercise Price Per Ordinary Share	Consideration paid for the Option Granted	No. of Option Shares	Exercise Price Per Share	Consideration paid for the Option Granted
Ronnie C. Chan	5,090,000	HK$9.20	HK$1.00	5,090,000	HK$9.45	HK$1.00
Nelson W.L. Yuen	7,126,000	HK$9.20	HK$1.00	3,000,000	HK$9.45	HK$1.00
Wilfred S.L. Ho	3,239,000	HK$9.20	HK$1.00	1,388,000	HK$9.45	HK$1.00
Terry S.Y. Ng	3,239,000	HK$9.20	HK$1.00	1,388,000	HK$9.45	HK$1.00

根據證券及期貨條例(「證券條例」)第XV部或根據上市公司董事進行證券交易的標準守規須知會本公司及香港聯合交易所有限公司，或根據證券條例第三百五十二條規定須予備存之登記冊所記錄，董事及其聯繫人於二零零四年六月三十日持有本公司及其相聯法團之股份及相關股份之權益如下：

	本公司			恒隆集團有限公司		
	每股面值港幣一元之普通股股份		股份期權#	每股面值港幣一元之股份		股份期權#
董事姓名	股份權益	已發行股本之百分率	股份數目	股份權益	已發行股本之百分率	股份數目
陳啟宗	-	-	5,090,000	-	-	5,090,000
殷尚賢	-	-	-	-	-	-
袁偉良	-	-	7,126,000	-	-	5,500,000
夏佳理	724,346	0.022	-	1,089,975	0.082	-
陳樂怡	-	-	-	-	-	-
鄭漢鈞	-	-	-	-	-	-
何世良	-	-	3,239,000	-	-	2,638,000
廖柏偉	-	-	-	-	-	-
吳士元	-	-	3,239,000	-	-	2,638,000

 # 尚未行使

除以上所披露外，並無本公司董事或彼等之任何聯繫人持有本公司或任何相聯法團之股份、相關股份或債權證中之權益及淡倉。

除以上所述外，於年內任何時間，本公司或其控股公司或其任何附屬公司概無作出任何安排使本公司董事(包括彼等之配偶及未滿十八歲之子女)可藉購入本公司或任何其他機構之股份或債權證而獲益。

As at 30 June 2004, the directors and their associates had the following interests in the shares and underlying shares of the Company and its associated corporations which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to Part XV of the Securities and Futures Ordinance ("SFO") or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which were required pursuant to Section 352 of the SFO to be entered in the register referred to therein:

	The Company			Hang Lung Group Limited		
	Ordinary Shares of HK$1.00 each		Share Options#	Shares of HK$1.00 each		Share Options#
Name of Directors	Interests in Shares	% of Issued Capital	No. of Shares	Interests in Shares	% of Issued Capital	No. of Shares
Ronnie C. Chan	-	-	5,090,000	-	-	5,090,000
S.S. Yin	-	-	-	-	-	-
Nelson W.L. Yuen	-	-	7,126,000	-	-	5,500,000
Ronald J. Arculli	724,346	0.022	-	1,089,975	0.082	-
Laura L.Y. Chen	-	-	-	-	-	-
H.K. Cheng	-	-	-	-	-	-
Wilfred S.L. Ho	-	-	3,239,000	-	-	2,638,000
P.W. Liu	-	-	-	-	-	-
Terry S.Y. Ng	-	-	3,239,000	-	-	2,638,000

 # not yet exercised

Save as disclosed above, none of the directors of the Company or any of their associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation.

Other than as stated above, at no time during the year was the Company, its holding company or any of their subsidiaries a party to any arrangement to enable the directors of the Company (including their spouse and children under 18 years of age) to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

主要股東及其他人士於股份及相關股份之權益及淡倉

根據證券及期貨條例(「證券條例」)第三百三十六條規定須予備存之登記冊所記錄，主要股東及依據證券條例第XV部須披露其權益之其他人士於二零零四年六月三十日持有本公司之股份及相關股份之權益以及淡倉之詳情如下：

(a) 股份權益

	持有普通股股份數目		已發行股本之百分率
陳譚慶芬	1,897,809,670	*(附註1)*	57.51
Cole Limited	1,897,809,670	*(附註1)*	57.51
恒隆集團有限公司	1,869,476,570	*(附註2)*	56.65
恒旺有限公司	1,267,608,690	*(附註3)*	38.41
Purotat Limited	354,227,500	*(附註3)*	10.73
The Capital Group Companies, Inc.	342,104,366		10.37
HSBC group of companies	202,121,505		6.13

附註

1. *此等股份與一信託基金所持有之股份為同一批股份。陳譚慶芬女士為該信託基金之成立人。Cole Limited被視為於恒隆集團有限公司及其附屬公司所持有之普通股股份中擁有權益，而該等普通股股份已包括在上述十八億九千七百八十萬九千六百七十股股份之數目內。*

2. *恒隆集團有限公司被視為於其附屬公司恒旺有限公司所持有之十二億六千七百六十萬八千六百九十股普通股股份、Purotat Limited所持有之三億五千四百二十二萬七千五百股普通股股份以及其他附屬公司所持有之二億四千七百六十四萬零三百八十股普通股股份中擁有權益。*

3. *恒旺有限公司所持有之十二億六千七百六十萬八千六百九十股普通股股份及Purotat Limited所持有之三億五千四百二十二萬七千五百股普通股股份已包括在上述由恒隆集團有限公司所持有之十八億六千九百四十七萬六千五百七十股普通股股份之數目內。*

(b) 淡倉及相關股份

除以上(a)段所披露者外，根據證券條例第三百三十六條規定須予備存之登記冊所記錄，並無其他已知會本公司之權益。

購回、出售或贖回上市證券

年內本公司或其任何附屬公司並無購回、出售或贖回本公司之任何上市證券。

遵守最佳應用守則

整年內本公司均遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載之最佳應用守則。

Substantial Shareholders' and Other Persons' Interests and Short Positions in Shares and Underlying Shares

As at 30 June 2004, details of substantial shareholders' and other persons' (who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance ("SFO")) interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO are as follows:

(a) Interests in Shares

	No. of Ordinary Shares Held		% of Issued Capital
CHAN TAN Ching Fen	1,897,809,670	*(Note 1)*	57.51
Cole Limited	1,897,809,670	*(Note 1)*	57.51
Hang Lung Group Limited	1,869,476,570	*(Note 2)*	56.65
Prosperland Housing Limited	1,267,608,690	*(Note 3)*	38.41
Purotat Limited	354,227,500	*(Note 3)*	10.73
The Capital Group Companies, Inc.	342,104,366		10.37
HSBC group of companies	202,121,505		6.13

Notes

1. *These shares were the same parcel of shares held by a trust of which Ms. CHAN TAN Ching Fen was the founder. Cole Limited was deemed to be interested in the ordinary shares held by Hang Lung Group Limited and its subsidiaries, which number of ordinary shares were included in the above-mentioned number of 1,897,809,670.*

2. *Hang Lung Group Limited was deemed to be interested in the shareholdings of its subsidiaries, viz. 1,267,608,690 ordinary shares held by Prosperland Housing Limited, 354,227,500 ordinary shares held by Purotat Limited, and 247,640,380 ordinary shares held by other subsidiaries.*

3. *The 1,267,608,690 ordinary shares held by Prosperland Housing Limited and the 354,227,500 ordinary shares held by Purotat Limited were included in the above-mentioned number of 1,869,476,570 ordinary shares held by Hang Lung Group Limited.*

(b) Short Positions in Shares and Underlying Shares

Save as disclosed in paragraph (a) above, no other interest required to be recorded in the register kept under Section 336 of the SFO has been notified to the Company.

Purchase, Sale or Redemption of Listed Securities

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

Compliance with the Code of Best Practice

Throughout the year, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

遵守上市規則附錄十所載之標準守則

就董事之證券交易，本公司已採納一套不低於上市規則附錄十所載之標準守則(「守則」)所規定之標準之行為守則(「行為守則」)，本公司並向所有董事作出特定查詢，彼等已遵守守則及行為守則所規定之標準。

足夠公眾持股量

於二零零四年九月八日，即在本年報刊發前之最後實際可行日期，根據本公司可以得悉而本公司董事亦知悉之公開資料，本公司相信公眾人士持有本公司證券之數量高於有關指定之最低百分比。

核數師

本公司將於即將舉行之股東週年大會上提出決議案，建議再度委任畢馬威會計師事務所為本公司核數師，直至下屆股東週年大會結束為止。

承董事局命

秘書

程式榮*謹啟*

香港，二零零四年九月八日

Compliance with the Model Code Set Out in Appendix 10 to the Listing Rules

The Company has adopted a code of conduct regarding securities transactions by directors ("Code of Conduct") on terms no less exacting than the required standard set out in the Model Code set out in Appendix 10 to the Listing Rules ("the Code") and the Company has made specific enquiry of all directors that they have complied with the required standard set out in the Code and the Code of Conduct.

Sufficiency of Public Float

Based on the information that is publicly available to the Company and within the knowledge of the directors of the Company as at 8 September 2004, the latest practicable date prior to the issue of this annual report, the Company believes that the number of securities of the Company which are in the hands of the public is above the relevant prescribed minimum percentage.

Auditors

A resolution for the re-appointment of KPMG as auditors of the Company until the conclusion of the next Annual General Meeting is to be proposed at the forthcoming Annual General Meeting.

By Order of the Board

Robin S.W. Ching
Secretary

Hong Kong, 8 September 2004



眾志成城

United as One

我們緊貼社會步伐，為明天付出每分力量。

We are a community working towards a better future.



公司管治

本公司矢志維持高質素之公司管治，整年內均遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載之最佳應用守則。

下表列出本公司之公司管治架構：


董事局
陳啟宗(主席)
殷尚賢*(副主席)
袁偉良(董事總經理)
夏佳理*
陳樂怡*
鄭漢鈞*
何世良(執行董事)
廖柏偉*
吳士元(執行董事)
提名及
薪酬委員會
廖柏偉*(主席)
夏佳理*
陳樂怡*
鄭漢鈞*
公司秘書
程式榮
審核委員會
鄭漢鈞*(主席)
陳樂怡*
廖柏偉*
董事局
執行委員會
陳啟宗
袁偉良
何世良
吳士元
董事總經理
袁偉良
內部審計師
* 獨立非執行董事

CORPORATE GOVERNANCE

The Company is committed to maintain high corporate governance practices and has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

The following chart illustrates the Company's corporate governance structure:


Board of Directors
Ronnie C. Chan (Chairman)
S.S. Yin* (Vice Chairman)
Nelson W.L. Yuen (Managing Director)
Ronald J. Arculli*
Laura L.Y. Chen*
H.K. Cheng*
Wilfred S.L. Ho (Executive Director)
P.W. Liu*
Terry S.Y. Ng (Executive Director)
Nomination and Remuneration Committee
P.W. Liu* (Chairman)
Ronald J. Arculli*
Laura L.Y. Chen*
H.K. Cheng*
Company Secretary
Robin S.W. Ching
Audit Committee
H.K. Cheng* (Chairman)
Laura L.Y. Chen*
P.W. Liu*
Executive Committee of The Board of Directors
Ronnie C. Chan
Nelson W.L. Yuen
Wilfred S.L. Ho
Terry S.Y. Ng
Managing Director
Nelson W.L. Yuen
Internal Auditor

* *Independent Non-Executive Director*

董事局

董事局現有九名成員，當中大部份成員(共五名)為獨立非執行董事。獨立非執行董事具備適當之專業資格或相關之財務管理專長，並將豐富之業務及財務經驗對董事局作出貢獻。董事局每年舉行最少兩次全體會議，以批准中期業績和末期業績以及擬派中期股息和末期股息，並於有需要時開會商議各類重大交易，包括發行債券、重大收購及出售，以及關連交易(如有)。董事局於二零零三／零四年度內舉行了五次會議，其平均出席率為百分之八十四。

所有董事均可取得以任何形式記錄之適時資料，於有需要時作出進一步查詢。彼等負責確保領導層之連續性；設定卓越之業務策略；確保資金和管理資源足以應付業務策略之推行；並確保財務及內部監控制度健全；業務運作符合適用之法律及規例。

遵照本公司之組織章程細則，新委任之董事須於應屆股東週年大會(「大會」)獲股東重選方可連任。此外，董事人數三分之一須於大會輪值告退，並須獲股東重選方可連任。獨立非執行董事之任職屆滿日期與彼等之預期輪值告退日期一致。

執行委員會

本公司之董事局執行委員會乃於一九八九年成立，現有成員包括全部四名執行董事。彼等每週定期舉行最少一次會議，藉以制定本公司之策略性方向及監察管理層之表現。每位執行董事均完全清楚那些事項須交由董事

Board of Directors

The Board of Directors currently comprises nine persons, majority of whom (i.e. five) are independent non-executive directors. The independent non-executive directors possess appropriate professional qualifications or related financial management expertise and have brought a wide range of business and financial experience to the Board. Full Board Meeting is held at least twice a year to approve interim and final results and to propose interim and final dividends. It is also held as and when necessary to discuss significant transactions, including issuance of debt securities, material acquisitions and disposals, and connected transactions, if any. There were five meetings of the Board of Directors in 2003/04 and the average attendance rate was 84%.

All the directors have access to timely information in any form and make further enquiries where necessary. They are responsible for ensuring continuity of leadership, development of sound business strategies, availability of adequate capital and managerial resources to implement the business strategies adopted, adequacy of systems of financial and internal controls and conduct of business in conformity with applicable laws and regulations.

In accordance with the Company's Articles of Association, new appointments to the Board are subject to re-election by shareholders at the upcoming Annual General Meeting ("AGM"). Besides, one-third of the directors will retire from office by rotation for re-election by shareholders at the AGM. Independent non-executive directors are appointed for specific terms, which coincide with their expected dates of retirement by rotation.

Executive Committee

The Executive Committee of The Board of Directors of the Company was formed in 1989. Its present members are the four executive directors who meet regularly at least once a week to establish the strategic direction of the Company, and to monitor the performance of management. Each of them has full understanding on determining

局全體決定、那些事項可交由執行委員會或管理層負責。

which issues require a decision of the full Board and which can be delegated by the Board to the Committee or management.

審核委員會

審核委員會乃於一九九九年由董事局設立，其成員包括三名獨立非執行董事，彼等均擁有適當之專業資格或相關之財務管理專長。審核委員會每年舉行最少兩至三次會議，與會者包括外聘核數師及內部審計師、財務董事及公司秘書，以討論核數工作之一般範疇及評核集團之內部監控。審核委員會於有需要時與外聘核數師另行開會（管理層並不列席）。於二零零三╱零四年度內，審核委員會舉行了兩次會議，其平均出席率為百分之六十七。

審核委員會之職權範圍包括下列各項：

- 考慮外聘核數師之委任事宜及與辭職或撤職有關之任何問題；
- 與外聘核數師討論審核性質和範圍；
- 審閱中期業績和末期業績；
- 討論因審核引起之問題及保留意見（如有）；
- 檢討內部審計程序，並確保內部審計功能擁有足夠資源及在本公司內部享有適當地位；及
- 考慮內部調查（如有）之重點結果及管理層之反應。

審核委員會獲董事局授權，可調查其職權範圍內之任何事項；向任何僱員索取任何所需資料，而所有僱員均須就審核委員會之要求作出通力合作；向外界法律人士或其他獨立專業人士尋求意見；及於有需要時邀請具有相關經驗和專才之外界人士參與會議。

Audit Committee

An Audit Committee was established by the Board in 1999, which comprises three independent non-executive directors with appropriate professional qualifications or related financial management expertise. Meetings are held at least two to three times a year and are attended by external and internal auditors, finance director and company secretary for the purpose of discussing the general scope of audit work and assessing the group's internal controls. Separate meetings will also be held with external auditors (in the absence of management) as and when required. The Audit Committee held two meetings in 2003/04 and the average attendance rate was 67%.

The terms of reference of the Audit Committee include the following:

- to consider the appointment of external auditors and any questions of resignation or dismissal;
- to discuss with external auditors the nature and scope of the audit;
- to review the interim and final results;
- to discuss problems and reservations arising from audits, if any;
- to review the internal audit programme, and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company; and
- to consider the major findings of internal investigations, if any, and management's response.

The Committee is authorised by the Board to investigate any activity within its terms of reference; to seek any information it requires from any employee and all employees are directed to co-operate with any requests made by the Committee; to obtain outside legal or other independent professional advice; and to secure the attendance of outsiders with relevant experience and expertise if necessary.

提名及薪酬委員會

提名及薪酬委員會乃於二零零三年六月設立，其成員包括四名獨立非執行董事。於二零零三／零四年度內，提名及薪酬委員會舉行了兩次會議，其平均出席率為百分之八十八。

該委員會之主要職責包括下列各項：

- 當董事局出現空缺時，物色董事人選及向董事局作出提名以便董事局進行審批；
- 定期審閱董事局之架構、人數及組合(包括才能、知識及經驗)，就任何改變向董事局作出建議；
- 不時審閱機構內對執行及非執行領導層之需求，確保機構能持續保持有效的市場競爭能力；
- 與董事局釐定及協商有關制定執行董事薪酬之體制或概要政策；
- 在協定之政策範圍內，決定每位執行董事之個別薪酬總額，包括任何退休福利、花紅、獎勵金及股份期權；
- 留意公司或集團內有關僱員福利架構之任何重大轉變並作出建議；及
- 確保符合公司條例及上市規則所載有關披露薪酬(包括退休金)之條文之規定。

Nomination and Remuneration Committee

A Nomination and Remuneration Committee was set up in June 2003, constituted by four independent non-executive directors. The Committee held two meetings in 2003/04 and the average attendance rate was 88%.

The terms of reference of the Committee include the following:

- to identify and nominate, for the approval of the Board, candidates to fill Board vacancies as and when they arise;
- to regularly review the structure, size and composition (including the skills, knowledge and experience) of the Board and make recommendations to the Board with regard to any changes;
- to keep under review the leadership needs of the organisation, both executive and non-executive, with a view to ensuring the continued ability of the organisation to compete effectively in the marketplace;
- to determine and agree with the Board the framework or broad policy for the remuneration of the executive directors;
- within the terms of the agreed policy, to determine the total individual remuneration package of each executive director including any retirement benefits, bonuses, incentive payments and share options;
- to be aware of and advise on any major changes in employee benefit structures throughout the Company or Group; and
- to ensure that provisions regarding disclosure of remuneration including pensions, as set out in the Companies Ordinance and Listing Rules, are fulfilled.

主席

主席負責董事局之運作，並確保所有董事履行職務及對董事局作出貢獻。彼亦負責確保制定本公司之策略性方向，及確使所有董事收取有關本公司之策略及政策之足夠資料。

Chairman

The Chairman is responsible for the running of the Board and ensuring that all directors perform their functions and contribute to the Board. He is also responsible for ensuring the establishment of strategic direction of the Company, and will make sure that all directors have received adequate information on the Company's strategies and policies.

董事總經理

董事總經理負責公司業務之營運及推行董事局採納之政策及策略。彼亦按照董事局之指示及公司條例之規定負責管理本公司之日常運作。並負責確保財務及內部監控制度健全，及業務運作符合適用之法律及規例。董事總經理主持本公司每月舉行之部門營運會議，並與各部門主管和內部審計師每半年舉行財政預算會議。

Managing Director

The Managing Director is responsible for operating the business of the Company and implementing policies and strategies adopted by the Board of Directors. He is in charge of the Company's day to day management in accordance with the instructions issued by the Board, and regulations under the Companies Ordinance. He is responsible for ensuring adequacy of systems of financial and internal controls and conduct of business in conformity with applicable laws and regulations. The Managing Director chairs the monthly meetings of the Company's various operational divisions. He also conducts semi-annual budget meetings with divisional heads and the Internal Auditor.

公司秘書

公司秘書負責向董事局確保本公司依循程序及遵守適用法律及規例，所有董事均可獲公司秘書提供意見及服務。公司秘書亦就公司管治及最佳應用守則之施行事宜向主席及董事局提供意見。

Company Secretary

All directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that procedures are followed and that applicable laws and regulations are complied with. The Company Secretary is also a source of advice to the Chairman and to the Board on Corporate Governance and the implementation of the Code of Best Practice.

責任及內部審計

本公司之賬項乃按照上市規則、公司條例及香港公認會計原則之規定而編製，並貫徹採用合適之會計政策及作出審慎及合理之判斷和估計。董事於財務報告內致力確保就本公司之狀況和前景所作出之評估乃持平及容易理解。

本公司對收入、資本支出和營業支出均設有週全及有效之內部監控制度，並確保本公司之資產受妥善保護及不被挪用；每項運作均獲適當之管理層授權及符合文件程序；確保本公司保存正確之會計記錄及確保財務資料可靠。每年度均編製財政預算，經董事局批

Accountability and Internal Audit

The Company's accounts are prepared in accordance with the Listing Rules, Companies Ordinance and also the accounting principles generally accepted in Hong Kong. Appropriate accounting policies are selected and applied consistently; judgements and estimates made are prudent and reasonable. The directors endeavour to ensure a balanced and understandable assessment of the Company's position and prospects in financial reporting.

The Company maintains a comprehensive and effective internal control system on income and capital and revenue expenditures. It also makes sure that the Company's assets are well protected and there is no misappropriation of assets; that authorisation by appropriate level of management has been obtained and documented for every aspect of operations; that proper accounting

准方予採納，並每月向董事局提交業績與預算之比較，以維持有效內部監控制度。

records are maintained and financial information are reliable. Annual budgets are prepared and are subject to Board approval before being adopted. Results of operations against budgets are reported monthly to the Board, so as to maintain an effective internal control system.

內部審計師並不界入本公司之日常運作及會計職務，直接向審核委員會及董事總經理定期作出匯報。彼可審閱本集團所有業務操作及內部監控資料而不受規限，並定期審計各項常規、程序、開支及內部監控制度。

The Internal Auditor, who is independent of the Company's daily operations and accounting functions, reports directly to the Audit Committee and the Managing Director on a regular basis. He has unlimited access to review all aspects of activities and internal controls of the Group, and regularly conducts audits of the practices, procedures, expenditure and internal controls.

行為守則

本公司自一九九四年起採納集團行為守則（「行為守則」），並不時補充最新資料，為員工列出包括下列事宜之清晰指引：

- 防止賄賂條例；
- 索取、收受及提供利益；
- 可接受之款宴性質及次數；
- 正確使用專利資料；
- 處理利益衝突；
- 正確使用本公司之資產及資源；
- 業務伙伴借貸往來之限制；
- 於辦公時間以外之個人操守，包括兼職事宜；及
- 買賣公司股份。

行為守則亦就其他事宜列出指引，包括與供應商、承辦商、客戶及消費者之關係；對股東和財經界之責任；以及僱傭常規。

為監察及貫徹行為守則之遵從，各部門經理負責確保其下屬充分瞭解及遵守該等準則和規定。違規之僱員會受到處分，包括被勒令

Code of Conduct

The Company has adopted a corporate code of conduct since 1994 ("the Code of Conduct") which is updated from time to time, setting out clear guidelines for staff on matters such as:

- Prevention of Bribery Ordinance;
- solicitation, acceptance and offer of advantages;
- acceptable nature and frequency of entertainment;
- proper use of proprietary information;
- handling of conflict of interest situations;
- proper usage of the Company's assets and resources;
- restriction on loans to and from business associates;
- personal conduct outside hours of work, including outside employment; and
- transactions in the Company's shares.

The Code of Conduct also sets out guidelines on matters in relation to suppliers and contractors; customers and consumers; responsibilities to shareholders and the financial community; and employment practices.

In order to monitor and enforce the compliance of the Code of Conduct, functional managers are responsible for ensuring their subordinates understand well and comply with the standards and



HKMA Best Annual Reports Awards Presentation

離職。並會向廉政公署或其他有關機構舉報涉嫌貪污或其他罪行。倘任何董事查詢關於股東、潛在股東、客戶、消費者、供應商、承辦商及本公司之僱員所作出之投訴，公司秘書須直接向該董事作出回答，以確保有關投訴獲公平及有效率之處理。

requirements as stipulated. Any violation thereof will result in the staff being disciplined, including termination of employment. Suspected corruption or other forms of criminality will be reported to the Independent Commission Against Corruption or appropriate authorities. The Company Secretary will also answer directly to any Board member for impartial and efficient handling of complaints received from all shareholders and potential shareholders; customers and consumers; suppliers and contractors and all employees of the Company.

此外，所有高於界定職級的僱員均須每半年填寫並簽署「利益申報」，披露其直接或間接在本公司及其附屬公司及聯營公司持有之利益，以確保所有業務管理均按照最高的實務準則及公司管治準則進行。

Also, all employees above a designated level are required to complete and sign a Statement of Interest bi-annually declaring their interest, directly or indirectly, with the Company and its subsidiaries and associated companies, so as to make sure that all operations are managed in accordance with the highest standards of practice and corporate governance.

股東關係

本公司之股東週年大會(「大會」)為董事局與本公司之股東提供溝通良機。董事局及各委員會之主席一般均出席大會，以解答股東提出之疑問。外聘核數師亦每年出席大會。大會通告及有關文件於大會舉行日期前最少二十一日寄予股東。股東均踴躍出席大會。

Relations with Shareholders

The Company's Annual General Meeting ("AGM") provides a good opportunity for communication between the Board and the Company's shareholders. Chairman of the Board and Committees are normally present to answer queries raised by shareholders. External auditors also attend the AGM every year. Notice of the AGM and related papers are sent to shareholders at least 21 calendar days before the meeting. It is well participated by the shareholders.

透明度及披露

本公司致力向股東和投資者披露其業務之相關資料，除透過本公司之年報及中期報告外，並定期與分析員會面、舉行記者會及發放新聞稿等。投資者、傳媒或公眾人士之所有查詢，均由執行董事、公司秘書或適當之高層管理人員負責解答。

Transparency and Disclosure

The Company is committed to disclose relevant information on its activities to its shareholders and investors through regular analysts' briefings, press conferences and press releases, apart from the Company's annual and interim reports. All inquiries from investors, media or the public are responded to by executive directors, company secretary or appropriate members of senior management.


恒隆數學獎
HANG LUNG Mathematics Awards

任何人士均可透過互聯網查閱本公司之資料。除提供財務等傳統資料外，本公司之網頁亦提供本公司其他最新資料，包括可供出售物業、租賃物業、公司已發行股本、主要股東之股份權益、公司大事紀要、供分析員及投資者參考之公司資料、經常提問之問題等。

The Company's information is also accessible to all via the internet. Besides providing the traditional financial data, the Company's website also includes the most updated information on the Company including properties available for sale and let, latest issued capital, updated substantial shareholders' interests in shares, major corporate events, presentation for analysts and investors, and most frequently asked questions.

公益事務

SOCIAL RESPONSIBILITY

在社區服務方面，恒隆繼續專注於年青人教育。集團設立「恒隆數學獎」，透過一項嚴謹的數學研究比賽，鼓勵香港中學生發揮創意思維。該項在亞洲首次舉行之比賽，乃由菲爾茲獎得主丘成桐教授所提倡，並由香港中文大學數學科學研究所聯同政府教育統籌局屬下之香港教育城合辦。

When it comes to community relations, Hang Lung has continued to focus on youth education. It has launched the Hang Lung Mathematics Awards to encourage innovative thinking among Hong Kong's secondary school students through a rigorous mathematics research competition. This competition, the first of its kind in Asia, is the brainchild of Fields Medallist Professor Shing-Tung Yau, and is administered by the Institute of Mathematical Sciences of The Chinese University of Hong Kong in partnership with the Hong Kong Education City under the Government's Education and Manpower Bureau.

截至二零零四年六月，比賽名單中有來自香港五十間中學共八十隊參賽隊伍。一個由世界級數學家組成之學術委員會，將負責就各參賽報告作出公允之評審，並選出最多八隊獲獎隊伍。獎項包括隊員獎學金、老師領導獎金及學校的發展基金等。

By June 2004, 80 teams from 50 Hong Kong secondary schools have participated. Their work will be assessed by an impartial scientific committee comprising world class mathematicians. A maximum of eight teams will be selected to receive the award, which includes scholarships for the students, prize money for the teachers, as well as development grants for the schools.

恒隆深信，「恒隆數學獎」有助香港發展成為一個知識為本之經濟。同時，恒隆希望可藉此引發新思維，令多個範疇的行業及服務受惠。

Hang Lung is confident that the Hang Lung Mathematics Awards will help Hong Kong achieve its goal in becoming a knowledge-based economy. At the same time, Hang Lung hopes to stimulate new ideas that will bring benefits to a spectrum of professions and services.

員工旅行



Employee Outing

僱員

恒隆地產擁有一群優秀和充滿幹勁之員工，在彼此共同努力下，取得豐碩之成果。 年內，集團僱用超過一千三百名員工，其中超過一千人在香港總辦事處工作，其餘駐職在上海辦事處。

恒隆地產為開拓集團業務，投放大量資源於員工培訓，包括舉辦多項培訓和展才計劃，並以提升員工之才能及語文水平為重點。 集團於年內舉辦修訂上市條例、中國稅務及廉政公署之反貪污課程等，讓員工更有效地掌握正確的知識和技巧。 恒隆地產亦為租務及物業管理部之前線員工提供「保安及物業管理工作坊」，藉以提升彼等之實務知識，並定期舉辦防火講座，加強員工之防火知識和對有關政策的認識。 此外，集團亦提供普通話培訓班，提高前線員工之普通話水平及溝通技巧。 恒隆地產一貫致力培育人材，並制定了一套全新的職級及職銜，更全面和有系統地反映個別員工之工作範疇和晉升途徑。 集團亦積極鼓勵員工發揮社群精神，多位員工參加了由世界自然(香港)基金會主辦之「米埔環保行」慈善步行籌款。 集團亦為員工及其家眷舉辦各項康體活動，包括週末海上暢遊活動及燒烤會等。 其他消閒活動如舞蹈班等，讓員工於工餘時舒展身心。

恒隆地產十分重視員工之努力和貢獻，並會投放更多資源，讓所有員工充分發揮潛能。 集團承諾為顧客提供及秉持優質的服務，並深信旗下員工能與集團一同成長，邁步將來。

EMPLOYEES

Hang Lung Properties possesses a team of highly motivated and competent staff and their hard work has largely contributed to our success over the past years. During the year, we employed over 1,300 people, of whom over 1,000 worked in Hong Kong and the remainder in our Shanghai office.

To pave the way for the company's future business growth, we have injected substantial resources into staff development by organising various training and development programmes. The focus has been primarily on enhancing competency levels and language skills. In addition, we have organised training programmes including Changes of Listing Rules, PRC Taxation and ICAC Course on anti-corruption to better equip our employees with the necessary knowledge and skills. Security and Property Management Workshops refreshed knowledge among operational employees in our Leasing and Management Department. Fire Safety Courses were also conducted on a regular basis to reinforce fire safety knowledge and policies. Putonghua courses have strengthened language proficiency and communication skills among our operational employees. To build and maintain a dedicated team to run our business, Hang Lung Properties has enhanced the corporate grading structure and rationalised job titles. The new structure is more comprehensive and systematic and better reflects the accountability and career paths of individual employees within the company. Hang Lung Properties continued to actively promote and foster a community spirit among its employees with a number of employees participating in the "Discover Mai Po" Charity Walk organised by the WWF Hong Kong. We also organised various recreational activities such as a weekend sea cruise and BBQs for employees and their family members. Dancing courses and other leisure activities were also enabled for employees to enjoy their leisure time.

Hang Lung Properties will continue to recognise the importance of its workforce and engage more resources to develop each employee's full potential. The company is committed to providing and maintaining a high standard of quality service to customers and is confident that our employees will continually grow and develop with the company.



核數師報告
Report of the Auditors

致恒隆地產有限公司各股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第九十六至一百四十八頁按照香港公認會計原則編製的賬項。

董事及核數師的責任
香港《公司條例》規定董事須編製真實和公允的賬項。在編製這些賬項時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並說明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果，對這些賬項提出獨立意見，並按照香港《公司條例》第一百四十一條的規定，只向作為法人團體的股東報告。除此以外，我們的報告不可用作其他用途。我們概不就本報告的內容，對任何其他人士負責或承擔法律責任。

意見的基礎
我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證，亦包括評估董事於編製賬項時所作的主要估計和判斷、所釐定的會計政策是否適合貴公司及貴集團的具體情況，以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時，是以取得一切我們認為必須的資料及解釋為目標，使我們能獲得充份的憑證，就賬項是否存在重大的錯誤陳述，作合理的確定。在提出意見時，我們亦已衡量賬項所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見
我們認為，上述的賬項均真實與公允地反映貴公司及貴集團於二零零四年六月三十日的財政狀況和貴集團截至該日止年度的溢利及現金流量，並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所
執業會計師

香港，二零零四年九月八日

To the Shareholders of Hang Lung Properties Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 96 to 148 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 8 September 2004

財務報表
Financial Statements

綜合收益表
Consolidated Income Statement

截至二零零四年六月三十日止年度 For the year ended 30 June 2004
以港幣為單位 Expressed in Hong Kong dollars

		附註 Note	2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)
營業額	Turnover	2(a)	**4,533.4**	2,142.5
其他收入	Other income		**74.2**	60.4
直接成本及營業費用	Direct costs and operating expenses		**(1,622.2)**	(631.2)
行政費用	Administrative expenses		**(122.7)**	(88.3)
未計財務費用前之營業溢利	Profit from operations before finance costs		**2,862.7**	1,483.4
財務費用	Finance costs	3	**(187.4)**	(272.2)
營業溢利	Operating profit	3	**2,675.3**	1,211.2
應佔合營公司業績	Share of results of jointly controlled entities		**25.4**	52.9
除税前溢利	Profit before taxation	2(a)	**2,700.7**	1,264.1
税項	Taxation	5	**(556.9)**	(319.7)
除税後溢利	Profit after taxation		**2,143.8**	944.4
少數股東權益	Minority interests		**(40.6)**	(21.2)
			2,103.2	923.2
優先股股息	Preference dividend	7	**(38.2)**	(48.3)
普通股股東應佔純利	Net profit attributable to ordinary shareholders	23	**2,065.0**	874.9
普通股股息	Ordinary dividends	7	**1,439.3**	1,155.7
每股普通股盈利	Earnings per ordinary share	8		
基本	Basic		**68.5¢**	30.3¢
攤薄	Diluted		**68.4¢**	30.3¢

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

資產負債表
Balance Sheets

二零零四年六月三十日 At 30 June 2004
以港幣為單位 Expressed in Hong Kong dollars

			集團 Group		公司 Company	
		附註 Note	**2004 百萬元 $Million**	2003 百萬元 $Million (重列) (restated)	**2004 百萬元 $Million**	2003 百萬元 $Million
資產	ASSETS					
非流動資產	Non-current assets					
固定資產	Fixed assets	9	**31,760.7**	28,431.0	**–**	–
附屬公司權益	Interest in subsidiaries	10	**–**	–	**23,536.3**	20,343.0
合營公司權益	Interest in jointly controlled entities	11	**441.4**	362.0	**–**	–
貸款及投資	Loans and investments	12	**10.3**	16.9	**–**	–
			32,212.4	28,809.9	**23,536.3**	20,343.0
流動資產	Current assets					
存貨	Inventories	13	**12,022.6**	10,774.8	**–**	–
應收賬款及其他應收款	Trade and other receivables	14	**1,846.3**	111.6	**6.9**	0.7
現金及銀行存款	Cash and deposits with banks		**1,062.6**	1,103.8	**19.8**	10.9
			14,931.5	11,990.2	**26.7**	11.6
流動負債	Current liabilities					
銀行貸款及透支	Bank loans and overdrafts	15	**–**	600.8	**–**	–
應付賬款及其他應付款	Trade and other payables	16	**2,182.5**	1,623.8	**4.6**	4.6
於二零零四年到期贖回之浮息票據	Floating rate notes due 2004	17	**540.0**	–	**–**	–
稅項	Taxation	18	**576.8**	346.1	**0.3**	0.7
應付優先股股息	Preference dividend payable	7	**20.1**	30.2	**20.1**	30.2
			3,319.4	2,600.9	**25.0**	35.5
流動資產／(負債)淨值	Net current assets/(liabilities)		**11,612.1**	9,389.3	**1.7**	(23.9)
資產減流動負債總值	Total assets less current liabilities		**43,824.5**	38,199.2	**23,538.0**	20,319.1
非流動負債	Non-current liabilities					
銀行貸款	Bank loans	15	**9,592.5**	7,273.2	**–**	–
遞延稅項	Deferred taxation	18	**616.7**	298.9	**–**	–
其他長期負債	Other long term liabilities	19	**706.9**	1,302.0	**–**	–
可換股債券	Convertible bonds	20	**–**	3,414.1	**–**	–
			10,916.1	12,288.2	**–**	–
少數股東權益	Minority interests		**934.7**	1,278.0	**–**	–
資產淨值	NET ASSETS		**31,973.7**	24,633.0	**23,538.0**	20,319.1

二零零四年六月三十日
以港幣為單位

At 30 June 2004
Expressed in Hong Kong dollars

			集團 Group		公司 Company	
		附註 Note	**2004 百萬元 $Million**	2003 百萬元 $Million (重列) (restated)	**2004 百萬元 $Million**	2003 百萬元 $Million
資本及儲備	CAPITAL AND RESERVES					
股本	Share capital	22	**3,863.5**	3,732.6	**3,863.5**	3,732.6
儲備	Reserves	23	**28,110.2**	20,900.4	**19,674.5**	16,586.5
股東權益	Shareholders' funds		**31,973.7**	24,633.0	**23,538.0**	20,319.1

袁偉良 **Nelson W.L. Yuen**
董事總經理 *Managing Director*

吳士元 **Terry S.Y. Ng**
執行董事 *Executive Director*

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

綜合權益變動表

Consolidated Statement of Changes in Equity

截至二零零四年六月三十日止年度 For the year ended 30 June 2004
以港幣為單位 Expressed in Hong Kong dollars

		附註 Note	2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)
於七月一日之總權益	Total equity at 1 July			
上年度報告	As previously reported		**24,839.2**	26,112.4
因遞延税項所產生之前期調整	Prior period adjustments in respect of deferred tax	*1(m)*	**(206.2)**	(29.8)
重列	As restated		**24,633.0**	26,082.6
投資物業重估增值/(減值)	Revaluation surplus/ (deficit) of investment properties	*23*	**3,079.9**	(1,057.2)
出售物業所變現之重估增值	Revaluation surplus realised on property disposal	*23*	**(8.1)**	(25.4)
重估投資物業產生之遞延税項	Deferred tax on revaluation of investment properties	*23*	**(131.4)**	(41.2)
出售物業所變現之資本儲備	Capital reserve realised on property disposal	*23*	**—**	(0.3)
應佔合營公司投資物業之重估增值/(減值)	Share of revaluation surplus/(deficit) of investment properties held by jointly controlled entities	*23*	**85.5**	(44.7)
未計入綜合收益表之淨收益/(虧損)	Net gain/(losses) not recognised in the consolidated income statement		**3,025.9**	(1,168.8)
年內純利	Net profit for the year			
上年度報告	As previously reported			1,010.1
因遞延税項所產生之前期調整	Prior period adjustments in respect of deferred tax			(135.2)
本年度純利(二零零三年:按重列)	Net profit for the year (2003: as restated)		**2,065.0**	874.9
去年度末期普通股股息	Final ordinary dividend in respect of previous year	*7*	**(837.9)**	(837.9)
本年度中期普通股股息	Interim ordinary dividend in respect of current year	*7*	**(350.3)**	(317.8)
轉換可換股債券而發行之普通股	Issue of ordinary shares from conversion of Convertible Bonds		**3,438.0**	—
於六月三十日之總權益	Total equity at 30 June		**31,973.7**	24,633.0

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

綜合現金流量表
Consolidated Cash Flow Statement

截至二零零四年六月三十日止年度 For the year ended 30 June 2004
以港幣為單位 Expressed in Hong Kong dollars

			2004		2003	
		附註 Note	百萬元 $Million	百萬元 $Million	百萬元 $Million	百萬元 $Million
經營活動	Operating activities					
來自／(用於)經營業務之現金	Cash generated from/(used in) operations	24(a)	**548.5**		(687.8)	
已付香港利得稅	Hong Kong profits tax paid		**(230.1)**		(123.3)	
來自／(用於)經營活動之現金淨額	Net cash generated from/(used in) operating activities			**318.4**		(811.1)
投資活動	Investing activities					
購買固定資產付款	Purchase of fixed assets		**(203.3)**		(281.7)	
出售固定資產所得款項	Disposal of fixed assets		**52.4**		183.0	
已收利息	Interest received		**7.4**		39.8	
已收合營公司股息	Dividends received from jointly controlled entities		**24.1**		25.8	
合營公司之還款／(貸款)	Repayment from/(Advances to) jointly controlled entities		**2.8**		(12.1)	
非上市投資項目償還貸款	Repayment of advances from unlisted investments		**0.6**		1.1	
按揭貸款之還款	Repayment of mortgage loan		**6.0**		–	
收購附屬公司	Acquisition of subsidiaries		**–**		(1,140.0)	
用於投資活動之現金淨額	Net cash used in investing activities			**(110.0)**		(1,184.1)
融資活動	Financing activities					
新增銀行貸款	New bank loans		**2,283.9**		8,339.1	
償還銀行貸款	Repayment of bank loans		**(554.6)**		(6,769.2)	
利息及其他輔助借貸支出	Interest and other ancillary borrowing costs paid		**(265.2)**		(373.0)	
已付融資租約費用	Finance lease charges paid		**(55.1)**		(58.1)	
已付優先股股息	Preference dividend paid		**(48.3)**		(48.3)	
已付普通股股息	Ordinary dividends paid		**(1,188.2)**		(1,155.7)	
少數股東之(償還)／注資	(Repayment to)/ Contributions from minority shareholders		**(363.0)**		63.4	
已付融資租約之資本部份	Capital element of finance lease		**(47.1)**		(40.4)	
贖回可換股債券	Redemption of convertible bonds		**(12.0)**		–	
用於融資活動現金淨額	Net cash used in financing activities			**(249.6)**		(42.2)
現金及現金等價物之減少	Decrease in cash and cash equivalents			**(41.2)**		(2,037.4)
於七月一日之現金及現金等價物	Cash and cash equivalents at 1 July			**1,103.8**		3,141.2
於六月三十日之現金及現金等價物	Cash and cash equivalents at 30 June	24(b)		**1,062.6**		1,103.8

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

以港幣為單位

Expressed in Hong Kong dollars

1 主要會計政策

Principal Accounting Policies

(甲) 遵例聲明

本賬項已按照香港會計師公會頒布之所有適用《會計實務準則》及解釋、香港公認會計原則及香港《公司條例》之規定編製。此外，本賬項亦已符合《香港聯合交易所有限公司證券上市規則》有關之披露規定。本集團採用之主要會計政策概述如下。

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (previously named the Hong Kong Society of Accountants), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(乙) 賬項編製基準

正如下文會計政策所解釋，除投資物業按重估值入賬外，本賬項是以歷史成本作為編製基準。

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties as explained in the accounting policy set out below.

(丙) 綜合賬之編製基準

本綜合賬包括恒隆地產有限公司及其附屬公司截至每年六月三十日止之賬項。年內購入或出售之附屬公司，自收購日起或至出售日止之業績已包括於集團之綜合收益表內。所有重大的集團內部往來結餘及交易於綜合賬內抵銷。

(c) Basis of consolidation

The consolidated accounts incorporate the accounts of Hang Lung Properties Limited and its subsidiaries made up to 30 June each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition or to the effective dates of disposal respectively. All material intercompany balances and transactions are eliminated on consolidation.

(丁) 附屬公司

附屬公司乃本集團直接或間接持有其一半以上之已發行股本、或控制其一半以上之投票權、或控制其董事局組成之公司。當本公司有權直接或間接支配附屬公司的財務及經營政策，並藉此從其活動中取得利益，均視為受本公司控制。

在本公司之資產負債表內，附屬公司之投資乃按成本值減去任何減值虧損列賬。本公司按於結算日已收及應收附屬公司之股息確認附屬公司之業績。

(d) Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any impairment losses. The results of subsidiaries are recognised by the Company to the extent of dividends received and receivable at the balance sheet date.

1 主要會計政策(續) Principal Accounting Policies (Continued)

(戊) 合營公司

合營公司乃一間由本集團或本公司與其他人士按一項合約性安排而經營之公司，而在該項合約性安排下，本集團或本公司與一名或多名其他人士對該公司之經濟活動共同行使控制權。

本集團於合營公司之權益乃以權益法在綜合賬目內列賬，最初乃以成本作記錄，其後按本集團應佔合營公司之淨資產於收購後之改變作出調整。綜合收益表反映本集團應佔合營公司於收購後之年度業績。

在本公司之資產負債表內，合營公司之權益乃按成本值減任何減值虧損列賬。本公司按於結算日已收及應收合營公司之股息確認合營公司之業績。

(己) 商譽

編製綜合賬所產生之商譽或負商譽，乃指收購成本超出或低於本集團應佔所收購可辨認資產及負債之公允價值之差額。

由二零零一年七月一日起，本集團把新收購事項產生之商譽確認為資產，並按其估計可使用年期以直線法於綜合收益表內攤銷。商譽按成本值減累積攤銷及任何減值虧損列賬。倘負商譽關乎在收購計劃內確定之預計未來虧損及開支，則有關負商譽於未來虧損及開支確認時在綜合收益表內確認。任何餘下負商譽(不超出所收購之非貨幣資產之公允價值)按可折舊或攤銷之非貨幣資產之加權平均可使用年期在綜合收益表內確認。超出所收購非貨幣資產公允價值之負商譽，則即時在綜合收益表內確認。尚未於綜合收益表內確認之負商譽，跟商譽屬於同一資產負債表類別，以資產減項另列。

(e) Jointly controlled entities

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

The Group's interests in jointly controlled entities are accounted for in the consolidated accounts under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of net assets of the jointly controlled entities. The consolidated income statement reflects the Group's share of the post-acquisition results of operations of the jointly controlled entities for the year.

In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any impairment losses. The results of jointly controlled entities are recognised by the Company to the extent of dividends received and receivable at the balance sheet date.

(f) Goodwill

Goodwill or negative goodwill arising on consolidation represents the excess or shortfall respectively of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

Goodwill arising on new acquisitions effective from 1 July 2001 is recognised as an asset and amortised to the consolidated income statement on a straight line basis over its estimated useful life. Goodwill is stated at cost less accumulated amortisation and any impairment losses. To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition, it is recognised in the consolidated income statement when future losses and expenses are recognised. Any remaining negative goodwill not exceeding the fair value of non-monetary assets acquired is recognised in the consolidated income statement over the weighted average useful life of the non-monetary assets that are depreciable or amortisable. Negative goodwill in excess of the fair values of those non-monetary assets acquired is recognised in the consolidated income statement immediately. Any negative goodwill not yet recognised in the consolidated income statement is presented as a deduction from the assets in the same balance sheet classification as goodwill.

1 主要會計政策(續) Principal Accounting Policies (Continued)

(己) 商譽(續)

出售附屬公司或合營公司時，商譽或負商譽應佔之數額均計入出售溢利或虧損。

本集團採用《會計實務準則》第三十號內之過渡期條款，毋須就二零零一年七月一日前因收購而產生並已撥入儲備之商譽或負商譽作出追溯性調整。

(庚) 物業

1. 投資物業

投資物業乃持作長期資本投資作收租用途之物業。此等物業每年均由外聘專業測計師進行估值，並按公開市值列賬，惟地契年期尚餘二十年或以下之投資物業則按其攤銷後之成本值列賬。投資物業重估產生之增值將記入投資物業重估儲備賬內，而重估產生之減值乃按投資組合之基準先從以往重估增值抵銷，差額則列入收益表內。重估增值或減值均於出售投資物業時撥入收益表內。

發展中物業以成本值列賬，成本包括資本化之借貸支出(如有)及專業服務費，並扣除任何減值虧損。作收租用途之物業在發展工程完成後歸類為投資物業。

2. 發展中可供出售物業

發展中可供出售物業皆列入流動資產內，並以成本值及可變現淨值兩者中較低者列賬。物業發展費用包括資本化之借貸支出(如有)及專業服務費，加上截至結算日之應佔溢利減已收取代管人之款項。可變現淨值乃按管理層參照目前市況而決定之估計物業售價減出售物業涉及之費用。

(f) Goodwill (Continued)

On disposal of a subsidiary or jointly controlled entity, the attributable amount of goodwill or negative goodwill is included in the calculation of the profit or loss on disposal.

The Group has taken advantage of the transitional provisions in SSAP 30 and has made no retrospective adjustment to goodwill or negative goodwill that arose from acquisitions prior to 1 July 2001, which were previously taken to reserves.

(g) Properties

1. Investment properties

Investment properties are properties held as long term capital investments for rental purposes. They are stated at their open market value which is assessed annually by external qualified valuers, except for investment properties with an unexpired lease term of 20 years or less which are stated at amortised cost. Surpluses arising on revaluation are credited to the investment property revaluation reserve; deficits arising on revaluation are firstly set off against any previous revaluation surpluses on a portfolio basis and thereafter taken to the income statement. Revaluation surpluses or deficits are dealt with in the income statement upon disposal.

Properties under development are stated at cost, including borrowing costs capitalised, if any, and professional fees, less any impairment losses. A property developed for rental purposes is classified as an investment property when the construction work and development have been completed.

2. Properties under development for sale

Properties under development for sale are classified under current assets and stated at the lower of cost and net realisable value. Property development costs include borrowing costs capitalised, if any, and professional fees, plus attributable profit taken to date, less sums received from stakeholders. Net realisable value represents the estimated selling price as determined by reference to management estimates based on prevailing market conditions, less costs to be incurred in selling the property.

1 主要會計政策(續) Principal Accounting Policies (Continued)

(庚) 物業(續)

3. 待售已建成物業

待售已建成物業皆列入流動資產,並以成本值及可變現淨值之較低者入賬。可變現淨值乃按管理層參照目前市況而決定之估計物業售價減出售物業涉及之費用。

物業出售時,該等物業之賬面值乃於有關收入之確認期內確認為開支。物業之任何減值至可變現淨值均於減值期內確認為開支。倘若可變現淨值增加導致已作出之任何減值出現逆轉時,則於增值期內扣減同期的確認開支。

(辛) 其他固定資產

1. 其他固定資產按成本值減累計折舊及任何減值虧損列賬。

2. 租賃資產

由承租人承擔資產擁有權之絕大部份風險及利益之資產租約均列為融資租約,而租賃人未有把資產擁有權之全部風險及利益轉移之資產租約則列為營業租約。

(i) 根據融資租約購買之資產

本集團根據融資租約而購買供使用之資產,乃按其公允價值或最少應付租金之現值較低者計入固定資產內,而相應之負債在扣除融資費用後,則列作融資租約承擔入賬。包含在租金內之融資費用於租約期內在收益表內扣除,使每個會計期間在負債餘額中扣除之融資費用大致維持相若水平。減值虧損(如有)乃按下文會計政策計算。

(g) Properties (Continued)

3. Completed properties for sale

Completed properties for sale are classified under current assets and stated at the lower of cost and net realisable value. Net realisable value represents the estimated selling price as determined by reference to management estimates based on prevailing market conditions, less costs to be incurred in selling the property.

When properties are sold, the carrying amount of those properties is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of properties to net realisable value is recognised as an expense in the period the write-down occurs. The amount of any reversal of any write-down of properties, arising from an increase in net realisable value, is recognised as a reduction in the amount of properties recognised as an expense in the period in which the reversal occurs.

(h) Other fixed assets

1. Other fixed assets are stated at cost less accumulated depreciation and any impairment losses.

2. Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Impairment losses, if any, are accounted for in accordance with the accounting policy as set out below.

1 主要會計政策(續) Principal Accounting Policies (Continued)

(辛) 其他固定資產(續)

2. 租賃資產(續)

(ii) 按營業租約持有供使用之資產

本集團根據營業租約出租之資產，乃按其性質而計入資產負債表內，並在適用情況下按下文會計政策所述之本集團折舊政策作出折舊。來自營業租約之收入按下文會計政策所述之本集團收入確認政策作出確認。

(h) Other fixed assets (Continued)

2. Leased assets (Continued)

(ii) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies as set out below. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies as set out below.

(壬) 折舊

1. 投資物業

地契年期尚餘二十年以上之投資物業於估值時均按其樓宇狀況計算時值，故毋須提撥折舊準備。

地契年期尚餘二十年或以下之投資物業，乃以直線折舊法按契約尚餘年期撇銷其賬面價值。

2. 發展中物業

發展中之物業並無作出折舊準備。

3. 其他固定資產

其他固定資產之折舊乃按個別資產下列預計可使用年期以直線折舊法撇銷其成本值：

契約土地	地契尚餘年期
樓宇	五十年或地契尚餘年期(取較短者)
傢俬及設備	四至二十年
車輛	五年

(i) Depreciation

1. Investment properties

No depreciation is provided for investment properties with an unexpired lease term of over 20 years as the valuation takes into account the state of each property at the date of valuation.

Depreciation is provided for investment properties with an unexpired lease term of 20 years or less. It is calculated to write off the carrying value on a straight line basis over the remaining term of the leases.

2. Properties under development

No depreciation is provided for properties under development.

3. Other fixed assets

Depreciation on other fixed assets is provided so as to write off the cost on a straight line basis over their estimated useful lives as follows:

Leasehold land	unexpired lease term
Buildings	50 years or unexpired lease term, whichever is shorter
Furniture and equipment	4-20 years
Motor vehicles	5 years

1 主要會計政策(續)

Principal Accounting Policies (Continued)

(癸) 資產減值

本集團於每個結算日均會進行評估，決定投資物業以外之資產是否出現任何減值跡象。倘出現減值跡象時，則估計資產之可收回值(以售價淨值或使用價值較高者為準)，並在適當時把資產賬面值減至其可收回值。除非資產以重估值入賬，其減值虧損將被視為重估減值，否則減值虧損於收益表內確認。

(j) Impairment of assets

An assessment is carried out at each balance sheet date to determine whether there is any indication that assets other than investment properties are impaired. If any such indication exists, the recoverable amount of the asset, being the greater of its net selling price or value in use, is estimated. The carrying amount of the asset is reduced to its recoverable amount where appropriate. Such impairment loss is recognised in the income statement unless the asset is carried at revalued amount, in which case it is treated as a revaluation decrease.

(子) 借貸支出

除收購、興建或製造之資產因需較長時間方可供所擬用途或供出售而將有關借貸支出資本化外，借貸支出於產生期間在收益表列支。

(k) Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

(丑) 收入確認

於經濟效益會流入本集團及收入跟適當之成本能可靠地計算時，收入乃按以下方法於收益表內確認：

1. **銷售物業**

物業之銷售收入乃於簽訂買賣合約時確認，而預售發展中物業之收入則按物業之建築完成比率、預售之付款方式及其他適用之或然預備作參考。

2. **租金收入**

營業租約所得租金收入乃按個別租約之年期以直線法入賬。或然租金乃於其賺取之會計期內確認為收入。

3. **利息收入**

銀行存款及按揭貸款之利息收入以時間比例按尚餘本金及適用利率計算。

(l) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

1. Sale of properties

Revenue from sale of properties is recognised upon the signing of sale and purchase agreements. Revenue from pre-sale of properties under development is recognised by reference to the degree of completion of the development and the terms of payment for properties pre-sold, with due allowance for contingencies where appropriate.

2. Rental income

Rental income under operating leases is recognised on a straight line basis over the terms of the respective leases. Contingent rentals are recognised as income in the accounting period in which they are earned.

3. Interest income

Interest on bank deposits and mortgage loans is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

1 主要會計政策(續)

Principal Accounting Policies (Continued)

(丑) 收入確認(續)

4. 股息

股息收入於收款權確立時確認。

(l) Revenue recognition (Continued)

4. Dividends

Dividends are recognised when the right to receive payment is established.

(寅) 税項

本年度所得税項包括是期税項、遞延税項資產及負債的變動。除某些在股東權益內入賬的項目,其相關的税項亦應記入股東權益外,其他是期税項及遞延税項資產及負債的變動則於收益表確認。

是期税項為年度對應課税收入按結算日已生效或基本上已生效的税率計應付税項,並已包括以往年度的應付税項的任何調整。

遞延税項資產及負債是因納税基礎計算的資產及負債與其賬面值之間的差異而分別產生的可扣税及應課税的暫時差異。遞延税項資產也包括未使用的税項虧損額及税項抵免。

除有限的特別情況外,所有遞延税項負債及未來可能有應課税盈利予以抵銷的遞延税項資產均予確認。有限的特別情況,包括由不可扣税的商譽、已計入遞延收入的負商譽及於開始確認資產或負債時對會計盈利及可課税盈利皆無影響所產生的暫時差異。

確認遞延税項的金額是根據該項資產及負債的賬面值之預期收回及結算的方式,按在結算日已生效或基本上已生效的税率計算。遞延税項資產及負債不作折讓。

於各結算日,本集團將重新審閱有關的遞延税項資產的賬面金額,對預期不再有足夠的應課税盈利以實現相關税務利益予以扣減。被扣減的遞延税項資產若於預期將來出現足夠的應課税盈利時,則予以轉回。

(m) Taxation

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the income statement except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income and the initial recognition of assets and liabilities that affect neither accounting nor taxable profit.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

1 主要會計政策(續) Principal Accounting Policies (Continued)

(寅) 稅項(續)

於以往年度，遞延稅項負債是以負債法計提準備，就可預見將來合理地預期因會計及稅務處理方法之間的重大時差而產生的稅務影響而作出。未來之遞延稅項利益只會在合理保證可實現時才會確認。由二零零三年七月一日起，為符合香港會計師公會頒布之《會計實務準則》第十二號(經修訂)之規定，本集團就遞延稅項採用以上陳述之新會計政策。由於採用此項會計政策，本集團於本年度之溢利減少一億一千五百八十萬元(二零零三年：一億三千五百二十萬元)，而於年度結算日之資產淨值則減少四億五千三百四十萬元(二零零三年：二億零六百二十萬元)。

實施此項新會計政策時，已作出追溯性調整，並對於綜合權益變動表內之期初保留溢利及儲備，及其比較數字作出相應調整。

(m) Taxation (Continued)

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Future deferred tax benefits were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 July 2003, in order to comply with Statement of Standard Accounting Practice 12 (revised) issued by the Hong Kong Institute of Certified Public Accountants, the Group adopted a new accounting policy for deferred tax as set out above. As a result of the adoption of this accounting policy, the group's profit for the year has been decreased by $115.8 million (2003: $135.2 million), and the net assets as at the year end have been decreased by $453.4 million (2003: $206.2 million).

The new accounting policy has been adopted retrospectively, with the opening balances of retained profits and reserves and the comparative information adjusted for the amounts relating to prior periods as disclosed in the consolidated statement of changes in equity.

(卯) 外幣換算

年內之外幣交易按交易日匯率換算為港元。外幣資產及負債則按資產負債表結算日之市場匯率換算為港元。除因換算期初之外幣淨投資而產生之換算差額需計入匯兌變動儲備內，換算收益及虧損均計入收益表。海外附屬公司及合營公司之業績按照年內之加權平均匯率換算為港元；資產負債表項目則按資產負債表結算日之市場匯率換算為港元。所產生的匯兌差額作為儲備變動處理。

(n) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the rates of exchange prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement, except for those arising from the retranslation of opening foreign currency net investments which are dealt with in the exchange fluctuation reserve. The results of overseas subsidiaries and jointly controlled entities are translated into Hong Kong dollars at the weighted average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

1 主要會計政策(續)

Principal Accounting Policies (Continued)

(辰) 關連人士

如本集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響，或另一方人士有權直接或間接監控本集團或對本集團的財務及經營決策作出重要影響，又或本集團與另一方人士均受制於共同的監控或共同的重要影響下，另一方人士將被視為關連人士。關連人士可為個別人士或其他公司。

(o) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(巳) 分部報告

分部指本集團內可明顯區分之組成部分，可分為提供產品或服務(業務分部)，或在某一特定經濟環境內提供產品或服務(地區分部)。不同分部承受着不同於其他分部之風險及回報。

根據本集團之內部財務報告方式，本集團決定把業務分部作為主要之報告方式，地區分部則作為次要之報告方式。

分部收入、支出、業績、資產及負債包括直接屬於該分部及按合理基準分配至該分部之項目。分部收入、支出、資產及負債需包含在編製綜合賬項過程中已抵銷之集團內部往來結餘及交易，惟倘該等內部結餘和交易同屬一個分部則除外。分部之間之交易定價是按與其他外界人士相若之條款釐定。

分部資本開支指期內添置預計將可使用超過一個會計期間之分部資產(包括有形及無形資產)所產生之成本總額。

(p) Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services (business segment), or in providing products, or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has determined that business segment be presented as the primary reporting format and geographical segment as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions which are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group companies within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period on additions of segment assets (both tangible and intangible) that are expected to be used for more than one period.

(午) 僱員福利

本集團對界定供款計劃之供款，包括根據香港《強制性公積金計劃條例》之供款，均於產生時在收益表列支。

(q) Employee benefits

Obligation for contributions to defined contribution retirement schemes, including those payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are expensed in the income statement as incurred.

1 主要會計政策(續) Principal Accounting Policies (Continued)

(午) 僱員福利(續)

當本集團授予僱員認購本公司股份期權時，並無確認任何僱員福利成本或負擔。於行使股份期權時，股東權益將根據其所得之金額而增加。

(q) Employee benefits (Continued)

When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(未) 現金及現金等價物

於現金流量表之現金及現金等價物包括現金及由購入後三個月內到期之銀行存款，減按要求時償還及屬於本集團現金管理中一部份之銀行透支。

(r) Cash and cash equivalents

Cash and cash equivalents in the cash flow statement comprise cash and deposits with banks which are within three months of maturity at acquisition, less bank overdrafts that are repayable on demand and form an integral part of the Group's cash management.

2 營業額及分部資料 Turnover and Segment Information

本公司之主要業務為控股投資，並透過其附屬公司從事物業發展以供銷售及投資、物業租賃、停車場管理及物業管理。

The principal activities of the Company are investment holding and, through its subsidiaries, property development for sale and investment, property leasing, car park management and property management.

營業額指物業銷售及租賃。按業務及地區分部分析之營業額已載於下文。

Turnover represents revenue from property sales and leasing. An analysis of turnover by business and geographical segments is set out below.

2 營業額及分部資料（續） Turnover and Segment Information (Continued)

(甲) 業務分部 (a) Business segment

(i) 分部收入及業績 (i) Segment revenue and results

		分部收入 Segment revenue		分部業績 Segment results	
		2004 百萬元 $Million	2003 百萬元 $Million	**2004 百萬元 $Million**	2003 百萬元 $Million
物業銷售	Property sales				
發展物業	Development properties	**2,287.0**	–	**1,296.3**	–
投資物業	Investment properties	**53.9**	118.4	**12.3**	37.8
		2,340.9	118.4	**1,308.6**	37.8
物業租賃	Property leasing	**2,192.5**	2,024.1	**1,602.6**	1,473.5
		4,533.4	2,142.5	**2,911.2**	1,511.3
其他收入	Other income			**74.2**	60.4
行政費用	Administrative expenses			**(122.7)**	(88.3)
財務費用	Finance costs			**(187.4)**	(272.2)
營業溢利	Operating profit			**2,675.3**	1,211.2
應佔合營公司業績	Share of results of jointly controlled entities				
物業租賃	Property leasing			**25.4**	52.9
除稅前溢利	Profit before taxation			**2,700.7**	1,264.1

2 營業額及分部資料(續) Turnover and Segment Information (Continued)

(甲) 業務分部(續) (a) Business segment (Continued)

(ii) 分部資產及負債 (ii) Segment assets and liabilities

		資產 Assets		負債 Liabilities	
		2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)	**2004 百萬元 $Million**	2003 百萬元 $Million (重列) (restated)
物業銷售	Property sales	**13,788.8**	10,778.6	**907.9**	392.3
物業租賃	Property leasing				
集團	Group	**31,796.7**	28,535.4	**992.2**	728.7
於合營公司之權益	Interest in jointly controlled entities	**441.4**	362.0	**—**	—
未分類 *(附註)*	Unallocated *(Note)*	**1,117.0**	1,124.1	**12,335.4**	13,768.1
		47,143.9	40,800.1	**14,235.5**	14,889.1

附註：未分類之項目主要包括金融及共同資產，包括現金及存款十億六千二百六十萬元(二零零三年：十一億零三百八十萬元)，帶息借貸包括銀行貸款九十五億九千二百五十萬元(二零零三年重列：七十八億七千四百萬元)及其他負債十二億四千六百九十萬元(二零零三年：四十七億一千六百一十萬元)，另稅項十一億九千三百五十萬元(二零零三年：六億四千五百萬元)。

Note: Unallocated items mainly comprise financial and corporate assets including cash and deposits of $1,062.6 million (2003: $1,103.8 million), and interest-bearing borrowings including bank loans of $9,592.5 million (2003 restated: $7,874 million) and other liabilities of $1,246.9 million (2003: $4,716.1 million), and taxation of $1,193.5 million (2003: $645 million).

(iii) 資本開支及折舊 (iii) Capital expenditure and depreciation

		資本開支 Capital expenditure		折舊 Depreciation	
		2004 百萬元 $Million	2003 百萬元 $Million	**2004 百萬元 $Million**	2003 百萬元 $Million
物業租賃	Property leasing	**157.3**	1,453.9	**15.7**	16.3

2 營業額及分部資料（續） Turnover and Segment Information (Continued)

(乙) 地區分部 (b) Geographical segment

(i) 分部收入及業績 (i) Segment revenue and results

		分部收入 Segment revenue		分部業績 Segment results	
		2004 百萬元 $Million	2003 百萬元 $Million	**2004 百萬元 $Million**	2003 百萬元 $Million
集團	Group				
香港	Hong Kong	**4,058.1**	1,830.0	**2,565.4**	1,293.5
中國大陸	Mainland China	**475.3**	312.5	**345.8**	217.8
		4,533.4	2,142.5	**2,911.2**	1,511.3
合營公司	Jointly controlled entities				
香港	Hong Kong			**25.4**	28.3
中國大陸	Mainland China			**–**	24.6
				25.4	52.9

(ii) 分部資產 (ii) Segment assets

		2004 百萬元 $Million	2003 百萬元 $Million
香港	Hong Kong	**39,437.1**	33,789.7
中國大陸	Mainland China	**6,148.4**	5,524.3
		45,585.5	39,314.0

(iii) 資本開支 (iii) Capital expenditure

		2004 百萬元 $Million	2003 百萬元 $Million
香港	Hong Kong	**87.1**	1,440.3
中國大陸	Mainland China	**70.2**	13.6
		157.3	1,453.9

3 營業溢利 Operating Profit

		Group 集團	
		2004 百萬元 $Million	2003 百萬元 $Million
營業溢利已扣除下列各項：	Operating profit is arrived at after charging:		
須於五年內償還之銀行貸款及其他借貸之利息	Interest on bank loans and other borrowings repayable within 5 years	**175.4**	309.9
須於五年後償還之銀行貸款利息	Interest on bank loans repayable after 5 years	**14.4**	22.8
融資租約費用	Finance lease charges	**55.1**	58.1
攤銷已扣除溢價之可換股債券發行費用淨額	Amortisation of issuing costs net of premium of Convertible Bonds	**35.9**	23.8
其他輔助借貸支出	Other ancillary borrowing costs	**33.8**	27.6
借貸支出總額	Total borrowing costs	**314.6**	442.2
減：借貸支出資本化 *(附註)*	Less: Borrowing costs capitalised *(Note)*	**(127.2)**	(170.0)
財務費用	Finance costs	**187.4**	272.2
核數師酬金	Auditors' remuneration	**2.6**	2.4
已出售之物業之成本	Cost of property sold:		
發展物業	Development properties	**940.7**	—
投資物業	Investment properties	**40.3**	78.1
折舊	Depreciation	**15.7**	16.3
營業租約費用	Operating lease charges	**90.5**	92.6
職工成本	Staff costs	**247.6**	239.5
並已計入：	and after crediting:		
租金收入，已扣除直接支出五億七千四百二十萬元(二零零三年：五億三千四百三十萬元)，包括或然租金六千三百四十萬元(二零零三年：三千二百五十萬元)	Rental income less direct outgoings of $574.2 million (2003: $534.3 million), including contingent rentals of $63.4 million (2003: $32.5 million)	**1,618.3**	1,489.8
利息收入	Interest income	**7.5**	38.7

附註： 發展中物業之借貸支出按每年百分之二點六(二零零三年：百分之三點五)之平均率資本化。

Note: The borrowing costs have been capitalised at an average rate of 2.6% (2003: 3.5%) per annum for properties under development.

4 董事及高級管理層之酬金 Emoluments of Directors and Senior Management

根據香港《公司條例》第一百六十一條及一百六十一甲條所列報之董事酬金如下：

Directors' emoluments disclosed pursuant to Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
袍金	Fees		
獨立非執行董事	Independent Non-Executive Directors	**0.8**	0.4
其他董事	Other directors	**0.6**	0.3
薪金、津貼及實物利益	Salaries, allowances and benefits in kind	**8.0**	7.1
本集團對退休金計劃之供款 *(附註)*	Group's contributions to retirement scheme *(Note)*	**14.4**	0.6
酌定花紅	Discretionary bonuses	**17.4**	10.8
		41.2	19.2

分派給行政人員之花紅於每財政年度六月三十日結算，並慣常於次年之一月／二月付款。

Payment of bonus to Executive Directors, due at the end of a financial year ending 30 June, is normally made in January/ February in the following year.

除上述之酬金外，部分董事已根據期權計劃，接受本公司及最終控股公司，恒隆集團有限公司之股份期權。本公司之股份期權詳情已於賬項附註27內披露。

In addition to the above emoluments, certain directors were granted share options under the share option scheme of the Company and its ultimate holding company, Hang Lung Group Limited. Details of the share options granted by the Company are disclosed in note 27 to the accounts.

4 董事及高級管理層之酬金（續） Emoluments of Directors and Senior Management (Continued)

酬金介乎下列組別之董事數目如下：

The number of directors whose emoluments fell within the following bands is as follows:

		董事數目 Number of directors	
		2004	2003
無 - $1,000,000	Nil - $1,000,000	**5**	5
$1,500,001 - $2,000,000	$1,500,001 - $2,000,000	**—**	1
$4,000,001 - $4,500,000	$4,000,001 - $4,500,000	**1**	2
$4,500,001 - $5,000,000	$4,500,001 - $5,000,000	**1**	—
$8,500,001 - $9,000,000	$8,500,001 - $9,000,000	**1**	1
$22,000,001 - $22,500,000 *(附註)*	$22,000,001 - $22,500,000 *(Note)*	**1**	—
		9	9

本集團五名最高薪酬人士，包括於二零零四年度四名董事（二零零三年：三名董事）之酬金，如下：

The emoluments of the five highest paid individuals in the Group, including four directors for 2004 (2003: 3 directors), are as follows:

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
袍金	Fees	**0.6**	0.2
薪金、津貼及實物利益	Salaries, allowances and benefits in kind	**9.8**	9.2
本集團對退休金計劃之供款（附註）	Group's contributions to retirement scheme (Note)	**14.5**	0.8
酌定花紅	Discretionary bonuses	**17.8**	11.8
		42.7	22.0

以港幣為單位 Expressed in Hong Kong dollars

4 董事及高級管理層之酬金（續） Emoluments of Directors and Senior Management (Continued)

五名最高薪酬人士，包括於二零零四年度四名董事（二零零三年：三名董事）之酬金，介乎下列組別內：

The emoluments of the five highest paid individuals, including four directors for 2004 (2003: 3 directors) within the following bands:

		人數 Number of individuals	
		2004	2003
$2,000,001 - $2,500,000	$2,000,001 - $2,500,000	1	1
$2,500,001 - $3,000,000	$2,500,001 - $3,000,000	—	1
$4,000,001 - $4,500,000	$4,000,001 - $4,500,000	1	2
$4,500,001 - $5,000,000	$4,500,001 - $5,000,000	1	—
$8,500,001 - $9,000,000	$8,500,001 - $9,000,000	1	1
$22,000,001 - $22,500,000 *(附註)*	$22,000,001 - $22,500,000 *(Note)*	1	—
		5	5

附註：包括本集團為某一董事過去服務所支付的一千三百七十萬元（二零零三年：無）特別供款。本集團之退休福利已詳列於賬項附註第27(甲)內。

Note: Inclusive of a special contribution of $13.7 million (2003: nil) to the Group's retirement scheme in respect of a director's past employment. Details of the Group's retirement benefits are given in note 27(a) to the accounts.

5 綜合收益表內之稅項 Taxation in the Consolidated Income Statement

(甲) 綜合收益表內之稅項為： (a) Taxation in the consolidated income statement represents:

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)
本年度香港利得稅準備	Provision for Hong Kong Profits Tax		
本年度稅項	Tax for the year	**317.9**	122.5
以往年度之準備少提	Underprovision in respect of previous years	**99.9**	25.3
應佔合營公司	Share of jointly controlled entities	**4.0**	4.5
		421.8	152.3
遞延稅項	Deferred tax		
源自及撥回暫時性差異	Origination and reversal of temporary differences	**134.7**	155.5
應佔合營公司	Share of jointly controlled entities	**0.4**	13.2
稅率轉變對稅項的影響	Effect of change in tax rate	**—**	(1.3)
		135.1	167.4
		556.9	319.7

香港利得稅及中國企業所得稅稅項準備乃按期內之估計應課稅溢利分別乘以稅率百分之十七點五及百分之三十三計算。

Provision for Hong Kong Profits Tax and PRC Income Tax is calculated at 17.5% and 33% respectively of the estimated assessable profits for the year.

5 綜合收益表內之稅項 (續) Taxation in the Consolidated Income Statement (Continued)

(乙) 稅項支出與會計盈利以適用稅率計算之對賬： (b) Reconciliation between tax expense and accounting profit at applicable tax rates:

		2004 **百萬元** **$Million**	2003 百萬元 $Million (重列) (restated)
除稅前溢利	Profit before tax	**2,700.7**	1,264.1
按除稅前溢利以適用稅率計算之稅項	Tax on profit before tax at applicable rates	**515.9**	258.6
非應課稅收入的稅項影響	Tax effect of non-taxable income	**(23.6)**	(26.6)
非扣減支出的稅項影響	Tax effect of non-deductible expenses	**3.0**	13.5
因準備遞延稅項以往年度之暫時性差異的稅項影響	Tax effect of provision for deferred tax relating to prior year temporary differences	**—**	54.6
因遞延稅項資產回撥的稅項影響	Tax effect of release of deferred tax assets	**2.9**	13.9
已使用之稅務虧損的稅項影響	Tax effect of tax losses utilised	**(34.6)**	(16.7)
未確認使用之稅務虧損的稅項影響	Tax effect of unrecognised tax losses	**12.9**	16.2
其他	Others	**(19.5)**	(17.8)
因稅率增加對遞延稅項年初結餘的影響	Effect on opening deferred tax balances resulting from an increase in tax rate during the year	**—**	(1.3)
以往年度之準備少提	Underprovision in prior years	**99.9**	25.3
實際稅項支出	Actual tax expense	**556.9**	319.7

6 普通股股東應佔純利 Net Profit Attributable to Ordinary Shareholders

普通股股東應佔純利包括本公司賬項內之溢利為九億六千九百一十萬元(二零零三年：十九億零八百五十萬元)。

Net profit attributable to ordinary shareholders includes a profit of $969.1 million (2003: $1,908.5 million) which has been dealt with in the accounts of the Company.

7 股息 Dividends

		2004 百萬元 $Million	2003 百萬元 $Million
優先股股息	Preference dividend		
就一九九三年十一月所發行每股面值港幣七千五百元並可參照每股一千美元之款額收取年息五點五厘股息之可換股累積優先股而派發之股息	Dividend on the convertible cumulative preference shares of HK$7,500 each issued in November 1993 which bear dividend at 5.5% per annum on a reference amount of US$1,000 each		
已派發	Amount paid	**18.1**	18.1
應派發	Amount payable	**20.1**	30.2
		38.2	48.3
普通股股息	Ordinary dividends		
已派中期股息每股一角一仙（二零零三年：一角一仙）	Interim dividend paid of 11 cents (2003: 11 cents) per share	**350.3**	317.8
擬派末期股息每股三角三仙（二零零三年：二角九仙）	Proposed final dividend of 33 cents (2003: 29 cents) per share	**1,089.0**	837.9
		1,439.3	1,155.7

於結算日後擬派之末期普通股股息，並無確認為結算日之負債。

The final ordinary dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

8 每股普通股盈利 Earnings per Ordinary Share

每股普通股之基本及攤薄盈利乃按下列數據計算：

The calculation of basic and diluted earnings per ordinary share is based on the following data:

		2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)
用以計算每股普通股基本盈利之盈利 (即普通股股東應佔純利)	Earnings for calculation of basic earnings per ordinary share (net profit attributable to ordinary shareholders)	**2,065.0**	874.9
具攤薄作用之潛在普通股之影響	Effect of dilutive potential ordinary shares		
可換股債券之利息	Interest on convertible bonds	**—**	116.4
可換股累積優先股股息	Dividend on cumulative convertible preference shares	**38.2**	—
用以計算每股普通股攤薄盈利之盈利	Earnings for calculation of diluted earnings per ordinary share	**2,103.2**	991.3

		股份數目 Number of shares	
		2004	2003
用以計算每股普通股基本盈利之股份加權平均數	Weighted average number of shares used in calculating basic earnings per ordinary share	**3,013,585,212**	2,889,333,907
具攤薄作用之潛在普通股之影響	Effect of dilutive potential ordinary shares		
可換股債券	Convertible bonds	**—**	383,333,333
股份期權	Share options	**286,906**	—
可換股累積優先股	Cumulative convertible preference shares	**57,564,900**	—
用以計算每股普通股攤薄盈利之股份加權平均數	Weighted average number of shares used in calculating diluted earnings per ordinary share	**3,071,437,018**	3,272,667,240

9 固定資產 — 集團 Fixed Assets — Group

		投資物業 Investment properties	發展中物業 Properties under development	其他固定資產 Other fixed assets	合計 Total
		百萬元 $Million	百萬元 $Million	百萬元 $Million	百萬元 $Million
成本值或估值：	Cost or valuation:				
於二零零三年七月一日	At 1 July 2003	27,417.9	1,214.9	54.3	28,687.1
添置	Additions	82.7	71.7	2.9	157.3
出售	Disposals	(48.4)	–	(1.1)	(49.5)
重估增值	Surplus on revaluation	3,236.5	–	–	3,236.5
於二零零四年六月三十日	**At 30 June 2004**	**30,688.7**	**1,286.6**	**56.1**	**32,031.4**
累計折舊：	Accumulated depreciation:				
於二零零三年七月一日	At 1 July 2003	245.8	–	10.3	256.1
本年度折舊	Charge for the year	10.8	–	4.9	15.7
因出售撥回	Written back on disposal	–	–	(1.1)	(1.1)
於二零零四年六月三十日	**At 30 June 2004**	**256.6**	**–**	**14.1**	**270.7**
賬面淨值：	Net book value:				
於二零零四年六月三十日	**At 30 June 2004**	**30,432.1**	**1,286.6**	**42.0**	**31,760.7**
於二零零三年六月三十日	At 30 June 2003	27,172.1	1,214.9	44.0	28,431.0

固定資產於二零零四年六月三十日之成本值或估值如下：

Cost or valuation of the fixed assets at 30 June 2004 is made up as follows:

估值	**Valuation**	**30,350.1**	**–**	**–**	**30,350.1**
成本值	**Cost**	**338.6**	**1,286.6**	**56.1**	**1,681.3**
		30,688.7	**1,286.6**	**56.1**	**32,031.4**

9 固定資產 — 集團(續) Fixed Assets — Group (Continued)

物業之賬面淨值分析如下：

An analysis of net book value of properties is as follows:

		投資物業 Investment properties		發展中物業 Properties under development	
		2004 百萬元 $Million	2003 百萬元 $Million	**2004 百萬元 $Million**	2003 百萬元 $Million
香港長期地契	Long leases in Hong Kong	**18,078.2**	16,029.0	**675.5**	673.8
香港中期地契	Medium term leases in Hong Kong	**6,757.0**	6,091.0	**—**	—
香港以外地區中期地契	Medium term leases outside Hong Kong	**5,515.0**	4,960.0	**611.1**	541.1
香港短期地契	Short lease in Hong Kong	**81.9**	92.1	**—**	—
		30,432.1	27,172.1	**1,286.6**	1,214.9

集團所有長期及中期地契投資物業均於二零零四年六月三十日由特許測量師卓德測計師行有限公司根據租金總值，並計入租約屆滿續租時租值升幅後之可能收益而按公開市值進行之估值而釐定。

All investment properties of the Group held under long and medium term leases were revalued as at 30 June 2004 by Chesterton Petty Limited, chartered surveyors, on an open market value basis calculated on total rental income after taking into account reversionary income potential.

集團投資物業之賬面淨值三百零四億三千二百一十萬元(二零零三年：二百七十一億七千二百一十萬元)內包括根據融資租約而持有之資產，其賬面淨值為二十二億一千五百萬元(二零零三年：十七億七千六百萬元)。

The net book value of investment properties of the Group of $30,432.1 million (2003: $27,172.1 million) includes an amount of $2,215.0 million (2003: $1,776.0 million) in respect of an asset held under a finance lease.

本集團根據營業租約出租及按融資租約分租其投資物業。該等租約一般之租期初步訂為兩至五年，其中部分獲給予續約選擇權，屆時所有條款均重新議訂。長期租約通常會訂明重新檢討或調整之條款，而本集團之租約中每年都有某相若比例期滿續約。若干租約包括或然租金，並參考物業之收入而釐定。

The Group leases out its investment properties under operating leases and subleases under finance lease. Leases typically run for an initial period of two to five years, with some having the option to renew, at which time all terms are renegotiated. Long term leases contain rent review or adjustment clauses and the Group has a regular proportion of its leases up for renewal each year. Certain leases include contingent rentals calculated with reference to the revenue of tenants.

9 固定資產 — 集團(續) Fixed Assets — Group (Continued)

於六月三十日，根據不可撤銷之營業租約最少應收之未來租金總額如下：

At 30 June, the Group's total future minimum lease income under non-cancellable operating leases were as follows:

		2004		
		分租 Subleases 百萬元 $Million	其他租約 Other leases 百萬元 $Million	總額 Total 百萬元 $Million
一年內	Within 1 year	**155.0**	**1,659.4**	**1,814.4**
一年後但五年內	After 1 year but within 5 years	**216.8**	**1,698.1**	**1,914.9**
五年後	After 5 years	**146.7**	**251.3**	**398.0**
		518.5	**3,608.8**	**4,127.3**

		2003		
		分租 Subleases 百萬元 $Million	其他租約 Other leases 百萬元 $Million	總額 Total 百萬元 $Million
一年內	Within 1 year	174.7	1,387.2	1,561.9
一年後但五年內	After 1 year but within 5 years	265.2	1,368.7	1,633.9
五年後	After 5 years	205.2	312.4	517.6
		645.1	3,068.3	3,713.4

10 附屬公司權益 Interest in Subsidiaries

		公司 Company	
		2004 百萬元 $Million	2003 百萬元 $Million
非上市股份，成本值	Unlisted shares, at cost	**3,894.4**	3,894.4
應收附屬公司款項	Amounts due from subsidiaries	**25,280.5**	21,072.0
應付附屬公司款項	Amounts due to subsidiaries	**(5,638.6)**	(4,623.4)
		23,536.3	20,343.0

各主要附屬公司之詳細資料載於附註32項內。

Details of principal subsidiaries are set out in note 32.

11 合營公司權益 Interest in Jointly Controlled Entities

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)
應佔資產淨值—非上市股份	Share of net assets — unlisted shares	**424.9**	342.7
應收合營公司款項	Amounts due from jointly controlled entities	**16.5**	19.3
		441.4	362.0

各合營公司之詳細資料載於附註33項內。

Details of jointly controlled entities are set out in note 33.

12 貸款及投資 Loans and Investments

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
非上市股份，成本值	Unlisted shares, at cost	**0.1**	0.1
貸款	Advances	**10.2**	10.8
		10.3	10.9
按揭貸款 *(附註)*	Mortgage loans *(Note)*	**—**	6.0
		10.3	16.9

附註： 按揭貸款以物業作抵押。

Note: The mortgage loans are secured on properties.

13 存貨 Inventories

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
於香港：	Located in Hong Kong:		
待售已建成物業	Completed properties for sale	**7,004.6**	—
發展中物業	Properties under development	**5,018.0**	10,774.8
		12,022.6	10,774.8

發展中物業並無預期不會於一年內落成以供出售。

None of properties under development are expected to be recovered after more than one year.

14 應收賬款及其他應收款 Trade and Other Receivables

已計入應收賬款及其他應收款之應收賬款其賬齡分析如下：

Included in trade and other receivables are trade debtors with the following ageing analysis:

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
一個月內	Within 1 month	**1,774.1**	52.7
一至三個月	1 – 3 months	**3.7**	25.4
三個月以上	Over 3 months	**3.5**	1.5
		1,781.3	79.6

本集團設有特定之信貸政策，並定期編製應收賬款之賬齡分析及作出密切監察，以便把任何與應收賬款有關之信貸風險減至最低。

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

15 銀行貸款及透支 Bank Loans and Overdrafts

於六月三十日無抵押銀行貸款及透支之還款期如下：

At 30 June, bank loans and overdrafts were unsecured and repayable as follows:

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
一年內或即期	Within 1 year or on demand	**—**	600.8
一年後但兩年內	After 1 year but within 2 years	**821.1**	—
兩年後但五年內	After 2 years but within 5 years	**6,924.3**	5,336.0
一年後但五年內總計	Total after 1 year but within 5 years	**7,745.4**	5,336.0
五年後	After 5 years	**1,920.7**	2,000.0
		9,666.1	7,336.0
減：未攤銷之財務費用	Less: unamortised front end fees	**(73.6)**	(62.8)
		9,592.5	7,273.2
		9,592.5	7,874.0

16 應付賬款及其他應付款 Trade and Other Payables

		集團 Group		公司 Company	
		2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)	**2004 百萬元 $Million**	2003 百萬元 $Million
應付款及應計費用 *(附註i)*	Creditors and accrued expenses *(Note i)*	**1,397.7**	852.6	**4.6**	4.6
已收按金 *(附註ii)*	Deposits received *(Note ii)*	**502.4**	469.0	**—**	—
應付同系附屬公司款項	Amounts due to fellow subsidiaries	**282.4**	302.2	**—**	—
		2,182.5	1,623.8	**4.6**	4.6

附註： (i) 應付款及應計費用包括預期於一年內不會償付之保留款項一億三千五百八十萬元(二零零三年：一億一千零五十萬元)。

(ii) 已收之五億零二百四十萬元(二零零三年：四億六千八百九十萬元)按金預期於一年內不會償付。

Notes: (i) Creditors and accrued expenses include retention money payable of $135.8 million (2003:$110.5 million) which is not expected to be settled within one year.

(ii) Deposits received of $502.4 million (2003: $468.9 million) are not expected to be settled within one year.

已計入應付賬款及其他應付款之應付賬款其賬齡分析如下：

Included in trade and other payables are trade creditors with the following ageing analysis:

		集團 Group		公司 Company	
		2004 百萬元 $Million	2003 百萬元 $Million	**2004 百萬元 $Million**	2003 百萬元 $Million
一個月內	Within 1 month	**396.9**	400.5	**—**	—
三個月以上	Over 3 months	**781.2**	251.5	**0.3**	0.3
		1,178.1	652.0	**0.3**	0.3

17 於二零零四年到期贖回之浮息票據 Floating Rate Notes Due 2004

浮息票據由本公司之附屬公司發行，並於一九九九年十月起在香港聯合交易所有限公司上市。該等浮息票據將於二零零四年十月到期。

The floating rate notes were issued by the Company's subsidiary and were listed in October 1999 on The Stock Exchange of Hong Kong Limited. These notes are due to be mature by October 2004.

18 於資產負債表上之稅項 Taxation in the Balance Sheets

(甲) 於資產負債表上之現時稅項 (a) Current taxation in the balance sheet represents:

		集團 Group		公司 Company	
		2004 百萬元 $Million	2003 百萬元 $Million	**2004 百萬元 $Million**	2003 百萬元 $Million
本年度香港利得稅準備	Provision for Hong Kong Profits Tax for the year	**317.9**	122.5	**0.3**	0.7
以往年度之估計香港利得稅準備	Estimated provision for Hong Kong Profits Tax relating to prior years	**258.9**	223.6	**—**	—
		576.8	346.1	**0.3**	0.7

本集團現正與稅務局就過往年度稅項計算中涉及某些利息支出之扣稅爭議進行商討。上述爭議之結果將會在短期內定案。過往賬項內之稅項撥備乃按董事在當時作出之最佳評估。於本年度內，本集團與稅務局之商討有進一步成果，因此稅項撥備亦增加，以反映目前董事對最終應付金額的最佳評估。

The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. The outcome of the said dispute is expected to be finalised in near future. Provision was made in the previous year's accounts for the directors' best estimate at that time of the amount which would become payable. In the current year, there have been advanced discussions with the Inland Revenue Department and additional provision has been made to reflect the directors' current best estimate of the final amount which may become payable.

18 於資產負債表上之稅項(續) Taxation in the Balance Sheets (Continued)

(乙) 遞延稅項 (b) Deferred taxation

於資產負債表上確認之遞延稅項負債／(利益)成份及年內之變動如下：

The components of deferred tax liabilities/(assets) recognised in the consolidated balance sheet and the movements during the year are as follows:

		折舊免稅額多於相關的折舊 Depreciation allowances in excess of related depreciation 百萬元 $Million	物業重估 Revaluation of properties 百萬元 $Million	因稅務虧損產生之將來得益 Future benefit of tax losses 百萬元 $Million	資本化之利息 Interest capitalised 百萬元 $Million	總數 Total 百萬元 $Million
遞延稅項產生於：	Deferred tax arising from:					
於二零零二年七月一日	At 1 July 2002					
一上年度報告	– as previously reported	–	–	–	–	–
一前期調整	– prior period adjustments	99.6	–	(25.2)	(73.4)	1.0
一重列	– as restated	99.6	–	(25.2)	(73.4)	1.0
於綜合收益表內扣除／(撥入)	Charged/(credited) to consolidated income statement	158.3	–	6.9	(11.0)	154.2
於儲備內扣除	Charged to reserves	–	72.3	–	–	72.3
購買附屬公司	Acquisition of subsidiaries	101.4	–	(30.0)	–	71.4
於二零零三年六月三十日及二零零三年七月一日(重列)	At 30 June 2003 and 1 July 2003 (restated)	359.3	72.3	(48.3)	(84.4)	298.9
於綜合收益表內扣除／(撥入)	Charged/(credited) to consolidated income statement	96.2	–	(4.4)	42.9	134.7
於儲備內扣除	Charged to reserves	–	183.1	–	–	183.1
於二零零四年六月三十日	**At 30 June 2004**	**455.5**	**255.4**	**(52.7)**	**(41.5)**	**616.7**

(丙) 未確認之遞延稅項利益 (c) Deferred tax assets not recognised

本集團尚未就二億八千零二十萬元(二零零三年：二億三千六百四十萬元)之稅務虧損所產生的遞延稅項利益作出確認。此等稅務虧損於現時稅務法規上並未逾時。

The Group has not recognised deferred tax assets in respect of tax losses of $280.2 million (2003: $236.4 million). The tax losses do not expire under current tax legislation.

19 其他長期負債 Other Long Term Liabilities

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
融資租約承擔 *(附註21)*	Finance lease obligations *(Note 21)*	**706.2**	761.3
浮息票據 *(附註17)*	Floating rate notes *(Note 17)*	**—**	540.0
須補地價	Land premium	**0.7**	0.7
		706.9	1,302.0

20 可換股債券 Convertible Bonds

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
本金	Principal amount	**—**	3,450.0
減：發行費用扣除溢價後之淨額	Less: Issuing costs net of premium	**—**	(35.9)
		—	3,414.1

本公司之附屬公司發行之債券於二零零二年三月在盧森堡證券交易所上市。該等債券可於二零零七年三月二十日或以前按換股價每股九元轉換為本公司之普通股。三十四億三千八百萬元或百分之九十九點七之債券已於本年度內轉換為本公司三億八千二百萬零六千五百五十三股普通股股票，餘下之一千二百萬元債券亦已按面值被本公司之附屬公司以現金贖回。

The bonds were issued by the Company's subsidiary and were listed in March 2002 on the Luxembourg Stock Exchange. The bonds were convertible into the Company's ordinary shares at a conversion price of $9 per share on or before 20 March 2007. $3,438 million or 99.7% of the bonds were converted into 382,006,553 ordinary shares of the Company with the balance of $12 million being redeemed by the Company's subsidiary at par during the year.

21 融資租約承擔　Finance Lease Obligations

融資租約最少應付之租金總額及其現值如下：

Total minimum lease payments under finance lease and their present values are as follows:

		最少應付之租金額之現值 Present value of minimum lease payments	集團 將於未來年度計入之利息費用 Group Interest expenses relating to future periods	最少應付之租金總額 Total minimum lease payments
			2004	
		百萬元 $Million	**百萬元 $Million**	**百萬元 $Million**
應付金額	Amounts payable			
一年內	Within 1 year	**55.0**	**51.6**	**106.6**
一年後但五年內	After 1 year but within 5 years	**313.2**	**158.7**	**471.9**
五年後	After 5 years	**393.0**	**48.6**	**441.6**
		706.2	**207.3**	**913.5**
		761.2	**258.9**	**1,020.1**

			2003	
		$Million 百萬元	$Million 百萬元	$Million 百萬元
應付金額	Amounts payable			
一年內	Within 1 year	47.1	55.1	102.2
一年後但五年內	After 1 year but within 5 years	274.2	179.1	453.3
五年後	After 5 years	487.1	79.7	566.8
		761.3	258.8	1,020.1
		808.4	313.9	1,122.3

22 股本 Share Capital

		2004		2003	
		股份數目 Number of shares (千) ('000)	百萬元 $Million	股份數目 Number of shares (千) ('000)	百萬元 $Million
法定	Authorised				
普通股每股面值一元	Ordinary shares of $1 each	**4,500,000**	**4,500.0**	4,500,000	4,500.0
可換股累積優先股息率五點五厘，每股面值七千五百元	5.5% convertible cumulative preference shares of $7,500 each	**200**	**1,500.0**	200	1,500.0
			6,000.0		6,000.0
已發行及繳足	Issued and fully paid				
普通股	*Ordinary shares*				
於七月一日	At 1 July	**2,889,334**	**2,889.3**	2,889,334	2,889.3
從可換股債券轉換	Convertible bonds conversion	**382,007**	**382.0**	–	–
從可換股累積優先股轉換	Convertible cumulative preference shares conversion	**28,560**	**28.6**	–	–
於六月三十日	At 30 June	**3,299,901**	**3,299.9**	2,889,334	2,889.3
可換股累積優先股轉換	*Convertible cumulative preference shares*				
於七月一日	At 1 July	**112**	**843.3**	112	843.3
已轉換至普通股	Shares converted into ordinary shares	**(37)**	**(279.7)**	–	–
於六月三十日	At 30 June	**75**	**563.6**	112	843.3
於六月三十日之總數	Total at 30 June		**3,863.5**		3,732.6

可換股累積優先股

於本年度內，三萬七千二百八十五股可換股累積優先股已轉換為本公司二千八百五十六萬零三百一十股普通股。於結算日並未換股之七萬五千一百五十股(二零零三年：十一萬二千四百三十五股)可換股累積優先股，附有可轉換五千七百五十六萬四千九百股(二零零三年：八千六百一十二萬五千二百一十股)普通股之換股權。有關換股權可由一九九三年十二月二十六日起隨時行使。

Convertible Cumulative Preference Shares

During the year, 37,285 convertible cumulative preference shares were converted which resulted in the issue of 28,560,310 ordinary shares of the Company. As at balance sheet date, the number of outstanding convertible cumulative preference shares is 75,150 (2003: 112,435) with conversion rights to 57,564,900 (2003: 86,125,210) ordinary shares, exercisable at any time from 26 December 1993.

23 儲備 Reserves

		集團 Group		公司 Company	
		2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)	**2004 百萬元 $Million**	2003 百萬元 $Million
資本儲備	Capital reserves				
股份溢價	Share premium				
於七月一日	At 1 July	**8,464.5**	8,464.5	**8,464.5**	8,464.5
股份發行	Issue of shares	**3,056.0**	–	**3,056.0**	–
於六月三十日	At 30 June	**11,520.5**	8,464.5	**11,520.5**	8,464.5
投資物業重估儲備：	Investment property revaluation reserve:				
於七月一日	At 1 July				
— 上年度報告	– as previously reported	**3,326.2**	4,528.4	**–**	–
— 因遞延稅項所產生之前期調整	– prior period adjustment in respect of deferred tax	**(46.7)**	–	**–**	–
— 重列	– as restated	**3,279.5**	4,528.4	**–**	–
合營公司轉變為附屬公司產生之減值	Deficit on change of jointly controlled entity to subsidiary	**–**	(125.1)	**–**	–
遞延稅項	Deferred tax	**(131.4)**	(41.2)	**–**	–
年內之增值／(減值)	Surplus/(Deficit) for the year	**3,079.9**	(1,057.2)	**–**	–
出售物業所變現之增值	Surplus realised on property disposal	**(8.1)**	(25.4)	**–**	–
於六月三十日	At 30 June	**6,219.9**	3,279.5	**–**	–
編製綜合賬而產生之資本儲備：	Capital reserve on consolidation:				
於七月一日	At 1 July	**275.3**	275.6	**–**	–
出售物業變現	Realised on property disposal	**–**	(0.3)	**–**	–
於六月三十日	At 30 June	**275.3**	275.3	**–**	–

23 儲備(續) Reserves (Continued)

		集團 Group		公司 Company	
		2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)	**2004 百萬元 $Million**	2003 百萬元 $Million
應佔合營公司之投資物業之重估儲備：	Revaluation reserve attributable to investment properties held by jointly controlled entities:				
於七月一日	At 1 July				
一 上年度報告	– as previously reported	**187.9**	113.0	**–**	–
一 因遞延稅項所產生之前期調整	– prior period adjustment in respect of deferred tax	**–**	(5.5)	**–**	–
一 重列	– as restated	**187.9**	107.5	**–**	–
因權益轉變而撥入之投資物業重估儲備	Transfer to investment property revaluation reserve on change of interest	**–**	125.1	**–**	–
年內之增值/(減值)	Surplus/ (Deficit) for the year	**85.5**	(44.7)	**–**	–
於六月三十日	At 30 June	**273.4**	187.9	**–**	–
資本贖回儲備：	Capital redemption reserve:				
於七月一日	At 1 July	**1,308.4**	1,308.4	**1,308.4**	1,308.4
轉換可換股累積優先股	Conversion of convertible cumulative preference shares	**251.1**	–	**251.1**	–
於六月三十日	At 30 June	**1,559.5**	1,308.4	**1,559.5**	1,308.4
換算海外附屬公司賬項所產生匯兑變動儲備	Exchange fluctuation reserve arising on translation of overseas subsidiaries	**13.8**	13.8	**–**	–
		19,862.4	13,529.4	**13,080.0**	9,772.9
保留溢利	Retained profits				
於七月一日	At 1 July				
一 上年度報告	– as previously reported	**7,530.5**	7,676.1	**6,813.6**	6,060.8
一 因遞延稅項所產生之前期調整	– prior period adjustment in respect of deferred tax	**(159.5)**	(24.3)	**–**	–
一 重列	– as restated	**7,371.0**	7,651.8	**6,813.6**	6,060.8
本年度純利	Net profit for the year	**2,065.0**	874.9	**969.1**	1,908.5
去年度末期股息	Final dividend in respect of previous year	**(837.9)**	(837.9)	**(837.9)**	(837.9)
本年度中期股息	Interim dividend in respect of current year	**(350.3)**	(317.8)	**(350.3)**	(317.8)
於六月三十日	At 30 June	**8,247.8**	7,371.0	**6,594.5**	6,813.6
		28,110.2	20,900.4	**19,674.5**	16,586.5

23 儲備(續) Reserves (Continued)

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million (重列) (restated)
保留溢利報表：	Statement of retained profits:		
集團公司	Group companies	**8,135.6**	7,255.8
合營公司	Jointly controlled entities	**112.2**	115.2
		8,247.8	7,371.0

於二零零四年六月三十日，本公司可供分派予股東之儲備金總額為六十五億九千四百五十萬元(二零零三年：六十八億一千三百六十萬元)。

The aggregate amount of the Company's reserves available for distribution to shareholders at 30 June 2004 was $6,594.5 million (2003: $6,813.6 million).

24 綜合現金流量表附註 Notes to the Consolidated Cash Flow Statement

(甲) 來自／(用於)經營業務之現金 (a) Cash generated from/(used in) operations

		2004 百萬元 $Million	2003 百萬元 $Million
除税前溢利	Profit before taxation	**2,700.7**	1,264.1
調節：	Adjustments for:		
其他收入	Other income	**(65.3)**	—
利息收入	Interest income	**(7.5)**	(38.7)
融資租約費用	Finance lease charges	**55.1**	58.1
利息及其他輔助借貸支出	Interest and other ancillary borrowing costs	**132.3**	214.1
折舊	Depreciation	**15.7**	16.3
出售投資物業之溢利	Profit on disposal of investment properties	**(12.3)**	(37.8)
應佔合營公司業績	Share of results of jointly controlled entities	**(25.4)**	(52.9)
發展中物業之增加	Increase in properties under development	**(606.2)**	(2,114.9)
應收賬款及其他應收款之增加	Increase in trade and other receivables	**(1,720.9)**	(16.8)
應付款及應計費用之增加	Increase in creditors and accrued expenses	**68.7**	48.0
已收按金之減少／(增加)	Increase/(Decrease) in deposits received	**33.4**	(16.0)
應付同系附屬公司款項之減少	Decrease in amounts due to fellow subsidiaries	**(19.8)**	(11.3)
來自／(用於)經營業務之現金	Cash generated from/(used in) operations	**548.5**	(687.8)

(乙) 現金及現金等價物 (b) Cash and cash equivalents

		2004 百萬元 $Million	2003 百萬元 $Million
現金及銀行存款	Cash and deposits with banks	**1,062.6**	1,103.8

25 或然負債 Contingent Liabilities

於六月三十日之或然負債如下：

At 30 June, contingent liabilities were as follows:

		公司 Company	
		2004 百萬元 $Million	2003 百萬元 $Million
就所獲得之銀行備用信貸而提供之擔保	Guarantees given to banks to secure banking facilities	**11,015.2**	11,954.2

26 承擔 Commitments

(甲) 於六月三十日尚未入賬之資本承擔如下：

(a) At 30 June, capital commitments not provided for in the accounts were as follows:

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
已簽約	Contracted for	**92.6**	65.3
已授權但尚未簽約	Authorised but not contracted for	**813.5**	920.5
		906.1	985.8

26 承擔(續) Commitments (Continued)

(乙) 本集團根據十年內屆滿之不可撤銷營業租約租用若干物業。若干租約包括參考物業收入而釐定之或然租金。於六月三十日，未來最少應付之租金總額如下：

(b) The Group leases certain properties under non-cancellable operating leases expiring within ten years. Certain leases include contingent rentals calculated with reference to revenue from the properties. At 30 June, total future minimum lease payments were as follows:

		集團 Group	
		2004 百萬元 $Million	2003 百萬元 $Million
一年內	Within 1 year	**75.9**	75.9
一年後但五年內	After 1 year but within 5 years	**283.1**	294.1
五年後	After 5 years	**239.9**	304.8
		598.9	674.8

27 僱員福利 Employee Benefits

(甲) 退休福利

本集團已為其僱員設立界定供款退休金計劃，該計劃下之資產由受託人掌管及專業基金經理管理之獨立基金所持有，與本集團之資產分開處理。

本集團及僱員均按僱員之基本薪金之若干百分比供款，有關百分比按服務年資釐訂。當僱員於可全數獲得其僱主供款前退出該計劃，其遭沒收之僱主供款乃撥入計劃基金之儲備內。受託人可視乎儲備的水平而將股息自基金之儲備撥入基金成員賬戶。本集團可將沒收之供款減少其供款；但年度內本集團並無以此方式削減供款。本集團於年度內之供款總額為二千五百四十萬元(二零零三年：一千三百八十萬元)，而撥入儲備金之沒收供款金額總數為六十萬元(二零零三年：二百八十萬元)。根據本集團之退休福利計劃條款，本集團於年內之供款總額包括為某一董事過去之服務所支付的一千三百七十萬元(二零零三年：無)特別供款。

(a) Retirement benefits

The Group operates a defined contribution provident fund scheme for its employees. The assets of the scheme are held separately from those of the Group, in an independent fund administered by trustees and managed by a professional fund manager.

Contributions are made by both the employer and the employees at a certain percentage of employees' basic salaries, the percentage varying with their length of service. When an employee leaves the scheme prior to his or her interest in the Group's contributions being fully vested, forfeited contributions are credited to reserves of the fund. Depending on the level of reserves, the trustees may credit dividends to members' accounts out of the reserves of the fund. The Group's contributions may be reduced by the forfeited contributions, but there was no such reduction of the Group's contributions during the year. Total contributions made by the Group for the year amounted to $25.4 million (2003: $13.8 million) and forfeited sums credited to reserves amounted to $0.6 million (2003: $2.8 million). Total contributions made by the Group for the year included a special contribution of $13.7 million (2003: nil) made in respect of a director's past employment in accordance with the provisions of the Group's retirement scheme.

以港幣為單位 Expressed in Hong Kong dollars

27 僱員福利(續) Employee Benefits (Continued)

(甲) 退休福利(續)

一項集成信託強制性公積金計劃(「強積金計劃」)已成立,並交由一獨立服務機構營辦。僱主及僱員分別按僱員之每月有關收入(上限為二萬元)之百分之五作出強制性供款。本集團之供款會全數及即時歸屬於僱員之賬戶並列為僱員在計劃內之累算權益。本集團於本年度內作出之強積金供款總額為七十萬元(二零零三年:六十萬元)。

由於本集團之退休金計劃乃一項獲豁免於強積金條例的職業退休計劃(「職業退休計劃」),職業退休計劃與強積金計劃之成員資格相同,而新僱員可一次性選擇參與職業退休計劃或強積金計劃。

本公司在中華人民共和國(「中國」)上海市經營業務之附屬公司,其僱員乃中國當地市政府所營辦之退休福利計劃(「中國退休福利計劃」)之成員。該中國附屬公司所需承擔之唯一責任,乃按僱員之支薪金額之某個百分比,向該計劃作出供款以作為退休福利資金,而中國當地市政府則承擔該等中國附屬公司之所有現職及將來退休之僱員之退休福利責任。該等中國附屬公司於本年度內作出之供款總額為二百九十萬元(二零零三年:二百四十萬元)。

(乙) 股份補償福利

本公司於二零零二年十一月二十二日設立一份股份期權計劃。此計劃授權本公司董事局向被揀選人士(包括集團內任何公司之董事)授予股份期權認購本公司普通股股份。股份期權行使價由董事局於授予股份期權時決定,並必須為股份面值、於授予當日股份之收市價及授予前五個交易日之平均收市價三者中之最高價。股份期權之有效期,行使期及每個股份期權可認購股份之數目均由董事局於授予當日決定。

(a) Retirement benefits (Continued)

A master trust Mandatory Provident Fund Scheme (the "MPF Scheme") is operated by an independent service provider. Mandatory contributions are made by both the employer and the employees at 5% of the employees' monthly relevant income, up to a limit of $20,000. The Group's contributions will be fully and immediately vested in the employees' accounts as their accrued benefits in the scheme. Total MPF contributions made by the Group for the year amounted to $0.7 million (2003: $0.6 million).

As the Group's provident fund scheme is an MPF Exempted Occupational Retirement Scheme (the "ORSO Scheme"), eligibility for membership of the ORSO and MPF schemes is identical. New employees are offered a one-off option to join either the ORSO or the MPF scheme.

Staff in the Company's subsidiary operating in Shanghai, the People's Republic of China ("PRC"), are members of a retirement benefits scheme (the "PRC RB Scheme") operated by the local municipal government in the PRC. The only obligation of the PRC subsidiary is to contribute a certain percentage of their payroll to the PRC RB Scheme to fund the retirement benefits. The local municipal government in the PRC undertakes to assume the retirement benefits obligations of all existing and future retired employees of the PRC subsidiary. Total contributions made by the PRC subsidiary for the year amounted to $2.9 million (2003: $2.4 million).

(b) Equity compensation benefits

The Company has a share option scheme which was adopted on 22 November 2002, whereby the Board of Directors (the "Board") of the Company are authorised to grant options to selected participants, including directors of any company in the Group, to subscribe for ordinary shares of the Company. The exercise price of the options is determined by the Board at the time of grant, and shall be the highest of the nominal value of the shares, the closing price of the shares at the date of grant and the average closing price of the shares for the 5 business days immediately preceding the date of grant. The vesting period, the exercisable period and the number of shares subject to each option are determined by the Board at the time of grant.

以港幣為單位 Expressed in Hong Kong dollars

27 僱員福利(續) Employee Benefits (Continued)

(乙) 股份補償福利(續) (b) Equity compensation benefits (Continued)

年內股份期權之變動如下：

The movements of Share Options during the year are as follows:

	於二零零三年七月一日尚未被行使之股份期權數目 Number of Share Options outstanding on 1 July 2003	年內已被行使之股份期權數目 Number of Share Options exercised during the year	年內授出之股份期權數目 Number of Share Options granted during the year	於二零零四年六月三十日尚未被行使之股份期權數目 Number of Share Options outstanding on 30 June 2004	授出日期 Date granted	股份期權之行使期 (附註) Period during which options are exercisable (Note)	行使價 元 Exercise price $
董事 Directors	—	—	18,694,000	18,694,000	二零零四年五月二十日 20 May 2004	二零零五年五月二十日至二零一四年五月十九日 20 May 2005 to 19 May 2014	9.20
僱員 Employees	—	—	10,867,000	10,867,000	二零零四年五月二十日 20 May 2004	二零零五年五月二十日至二零一四年五月十九日 20 May 2005 to 19 May 2014	9.20
總數 Total	—	—	29,561,000	29,561,000			

股份期權直至行使前均不會在財務報表內確認。年內授出之股份期權按於授出日期採用「柏力克 — 舒爾斯」期權定價模式(「該模式」)而估計之每份股份期權之加權平均價值為二元。所採用之加權平均假設如下：

The Share Options granted are not recognised in the financial statements until they are exercised. The weighted average value per Share Option granted during the year estimated at the date of grant using the Black-Scholes pricing model ("the Model") was $2. The weighted average assumptions used are as follows:

無風險利率	百分之四	Risk-free interest rate	4%
預期使用年限(年)	六	Expected life (in years)	6
波幅	零點四	Volatility	0.4
預期每股股息	四角	Expected dividend per share	$0.4

以港幣為單位 Expressed in Hong Kong dollars

27 僱員福利(續) Employee Benefits (Continued)

(乙) 股份補償福利(續)

該模式乃為估計無限制賦予權及可全部轉讓之交易期權之公平價值而設。由於本公司之股份期權之某些特點與交易期權之特點明顯不同，該模式未必可就股份期權之公平價值提供可靠之計量。

附註： 董事局可酌情把行使期提早但不會延遲。

(b) Equity compensation benefits (Continued)

The Model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. As the Company's Share Options have characteristics significantly different from those of traded options, the Model may not necessarily provide a reliable measure of the fair value of the Share Options.

Note: Subject to change by the Board at its discretion to an earlier but not a later date.

28 關連人士交易 Related Party Transactions

本集團之一間同系附屬公司就發展上海之物業計劃一恒隆廣場，向本公司之附屬公司注入資金作為資本投資。於年底之款項為二億八千二百四十萬元(二零零三年：三億零二百二十萬元)。

A fellow subsidiary of the Company contributed funds as capital investment to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at the end of the year was $282.4 million (2003 : $302.2 million).

29 最終控股公司 Ultimate Holding Company

最終控股公司為在香港註冊成立之恒隆集團有限公司。

The ultimate holding company is Hang Lung Group Limited, a company incorporated in Hong Kong.

30 比較數字 Comparative Figures

由於會計政策出現變動，若干比較數字已就遞延稅項作出調整， 詳情載於附註1(寅)。

Certain comparative figures have been re-classified due to the changes in accounting policy for deferred taxation, details of which are set out in note 1(m).

31 核准賬項 Approval of Accounts

董事局於二零零四年九月八日核准並許可發行。

The accounts were approved and authorised for issue by the Board of Directors on 8 September 2004.

以港幣為單位 Expressed in Hong Kong dollars

32 主要附屬公司 Principal Subsidiaries

於二零零四年六月三十日 At 30 June 2004

公司 Company	已發行股本 (港元) Issued Share Capital (HK$)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
Amoy International Treasury Limited	8	100	100	財務 Financial services	英屬維爾京群島 British Virgin Islands
Antonis Limited	10,000	100	100	物業租賃 Property leasing	香港 Hong Kong
AP City Limited*	2	100	—	物業租賃 Property leasing	香港 Hong Kong
AP Joy Limited*	2	100	—	物業發展 Property development	香港 Hong Kong
AP Properties Limited*	40	85	—	物業發展 Property development	香港 Hong Kong
AP Star Limited	2	100	—	控股投資 Investment holding	香港 Hong Kong
AP Success Limited*	2	100	—	物業租賃 Property leasing	香港 Hong Kong
AP Universal Limited	2	100	—	物業租賃 Property leasing	香港 Hong Kong
AP Win Limited	1,000,000	100	—	物業租賃 Property leasing	香港 Hong Kong
AP World Limited*	2	100	100	物業發展 Property development	香港 Hong Kong
APW Finance Limited*	2	100	100	財務 Financial services	香港 Hong Kong
Bonna Estates Company Limited*	1,000,000	100	100	物業租賃 Property leasing	香港 Hong Kong

以港幣為單位　Expressed in Hong Kong dollars

32 主要附屬公司(續)　Principal Subsidiaries (Continued)

於二零零四年六月三十日　At 30 June 2004

公司 Company	已發行股本(港元) Issued Share Capital (HK$)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
基道企業有限公司 Caddo Enterprises, Limited	4,000,000	100	—	物業租賃 Property leasing	香港 Hong Kong
嘉萬拿有限公司 Carmana Limited	2	100	—	物業租賃 Property leasing	香港 Hong Kong
Cititop Limited*	2	100	—	物業發展 Property development	香港 Hong Kong
港邦發展有限公司* Country Bond Development Limited*				控股投資 Investment holding	香港 Hong Kong
「A」股 'A' shares	990	79.8	—		
「B」股 'B' share	1	100	—		
Dokay Limited	2	100	—	物業租賃 Property leasing	香港 Hong Kong
怡冠企業有限公司* Easegood Enterprises Limited*	2	100	—	控股投資 Investment holding	香港 Hong Kong
Fu Yik Company Limited	3	100	—	物業租賃 Property leasing	香港 Hong Kong
璧玉有限公司 Gala Ruby Limited	2	100	100	控股投資 Investment holding	香港 Hong Kong
Gowily Limited*	2	100	—	物業租賃 Property leasing	香港 Hong Kong
Grand Centre Limited*	4	100	—	物業租賃 Property leasing	香港 Hong Kong
Grand Hotel Group Limited*	10,200	100	—	服務式住宅經營及管理 Apartment operating & management	香港 Hong Kong

以港幣為單位 Expressed in Hong Kong dollars

32 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零四年六月三十日 At 30 June 2004

公司 Company	已發行股本(港元) Issued Share Capital (HK$)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
格蘭酒店集團有限公司* Grand Hotel Holdings Limited*				控股投資 Investment holding	香港 Hong Kong
「A」股 'A' shares	62,163,123	100	—		
「B」股 'B' shares	6,000,000	100	—		
Hang Chui Company Limited*	2	100	—	物業租賃 Property leasing	香港 Hong Kong
Hang Far Company Limited	2	100	—	控股投資 Investment holding	香港 Hong Kong
恒快有限公司* Hang Fine Company Limited*	200	100	—	物業租賃 Property leasing	香港 Hong Kong
Hang Kwok Company Limited	10,000	100	—	物業租賃 Property leasing	香港 Hong Kong
Hang Lick Company Limited	10,000	100	—	物業租賃 Property leasing	香港 Hong Kong
恒隆(行政)有限公司* Hang Lung (Administration) Limited*	10,000	100	100	管理服務 Management services	香港 Hong Kong
Hang Lung Park-In Limited*	2	100	—	物業租賃 Property leasing	香港 Hong Kong
恒隆工程策劃有限公司 Hang Lung Project Management Limited	10,000	100	100	物業發展策劃及管理 Project management	香港 Hong Kong
恒隆物業管理有限公司 Hang Lung Property Management Limited	100,000	100	—	物業管理 Property management	香港 Hong Kong
恒隆地產代理有限公司 Hang Lung Real Estate Agency Limited	2	100	100	物業代理 Property agencies	香港 Hong Kong

以港幣為單位　Expressed in Hong Kong dollars

32 主要附屬公司（續） Principal Subsidiaries (Continued)

於二零零四年六月三十日　At 30 June 2004

公司 Company	已發行股本（港元） Issued Share Capital (HK$)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
恒隆（秘書服務）有限公司* Hang Lung (Secretaries) Limited*	2	100	100	秘書服務 Secretarial services	香港 Hong Kong
恒隆地產（中國）有限公司* HLP (China) Limited*	2	100	100	控股投資 Investment holding	香港 Hong Kong
HLP International Treasury Limited*	8	100	100	財務 Financial services	英屬維爾京群島 British Virgin Islands
恒隆地產融資有限公司* HLP Treasury Limited*	2	100	100	財務 Financial services	香港 Hong Kong
HLP Treasury Services Limited	2	100	—	控股投資 Investment holding	香港 Hong Kong
Hoi Sang Limited	2	100	—	控股投資 Investment holding	香港 Hong Kong
樂古有限公司 Lockoo Limited	1,000,002	100	—	物業租賃 Property leasing	香港 Hong Kong
Mansita Limited	2	100	—	物業租賃 Property leasing	香港 Hong Kong
Modalton Limited*	2	100	—	物業租賃 Property leasing	香港 Hong Kong
Monafat Limited	2	100	—	物業租賃 Property leasing	香港 Hong Kong
Ottringham Limited	20	100	—	物業租賃 Property leasing	香港 Hong Kong
Palex Limited	2	100	—	物業租賃 Property leasing	香港 Hong Kong

以港幣為單位 Expressed in Hong Kong dollars

32 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零四年六月三十日 At 30 June 2004

公司 Company	已發行股本 (港元) Issued Share Capital (HK$)	集團所佔 權益百分率 % Held by The Group	公司所佔 權益百分率 % Held by The Company	業務 Activity	註冊及 營業地點 Place of Incorporation and Operations
Pocaliton Limited*	2	100	—	物業租賃 Property leasing	香港 Hong Kong
Rago Star Limited*	2	100	—	物業租賃 Property leasing	香港 Hong Kong
Rioloy Limited*	2	100	—	物業租賃 Property leasing	香港 Hong Kong
Ronhero Limited	2	100	—	物業租賃 Property leasing	香港 Hong Kong
Stooket Limited*	2	100	100	物業租賃 Property leasing	香港 Hong Kong
Tegraton Limited*	2	100	—	物業租賃 Property leasing	香港 Hong Kong
偉聯置業有限公司 Wai Luen Investment Company, Limited	100,000	100	—	物業租賃 Property leasing	香港 Hong Kong
Wililoy Limited	2	100	—	物業租賃 Property leasing	香港 Hong Kong
Yangli Limited	2	100	—	物業租賃 Property leasing	香港 Hong Kong
Zarat Limited	2	100	—	物業租賃 Property leasing	香港 Hong Kong

以港幣為單位 Expressed in Hong Kong dollars

32 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零四年六月三十日 At 30 June 2004

中華人民共和國中外合資企業 Equity Joint Venture in The People's Republic of China	註冊資本(美元) Registered Capital (US$)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
上海恒邦房地產開發有限公司* Shanghai Hang Bond Property Development Co., Ltd.*	167,004,736	79	—	物業發展及租賃 Property development & leasing	中華人民共和國 The People's Republic of China
上海港匯房地產開發有限公司* Shanghai Kong Hui Property Development Co., Ltd.*	165,000,000	66.3#	—	物業發展及租賃 Property development & leasing	中華人民共和國 The People's Republic of China

* 經畢馬威會計師事務所審核
* Audited by KPMG

指本集團應佔附屬公司直接或間接持有物業之商場部份之權益。
Represents the Group's attributable interest in the commercial portion of the properties held either directly or indirectly by the subsidiary

上表列出董事局認為對本集團之溢利及資產有重大影響之主要附屬公司。

The above list gives the principal subsidiaries of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.

33 合營公司 Jointly Controlled Entities

於二零零四年六月三十日 At 30 June 2004

公司 Company	已發行股本(港元) Issued Share Capital (HK$)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
港興企業有限公司* Country Link Enterprises Limited*	5,000,000	36.8	—	控股投資 Investment holding	香港 Hong Kong
怡傑發展有限公司* Ease Smart Development Limited*				控股投資 Investment holding	香港 Hong Kong
「A」股 'A' share	1	—	—		
「B」股 'B' share	1	100	—		
星際發展有限公司 Star Play Development Limited	3	33.3	—	物業租賃 Property leasing	香港 Hong Kong

* 經畢馬威會計師事務所審核
* Audited by KPMG

按普通股股東持股量之分析
Analysis of Ordinary Share Ownership by Holding Range

於二零零四年六月三十日
at 30 June 2004

		股東* Shareholders*		持股量* Shareholdings*	
		人數 No.	百分率 %	股份數目(千) No. of Shares ('000)	百分率 %
■ 1 - 5,000 股	1 - 5,000 shares	2,857	68.4	4,006	0.1
□ 5,001 - 10,000 股	5,001 - 10,000 shares	526	12.6	4,485	0.1
□ 10,001 - 100,000 股	10,001 - 100,000 shares	663	15.9	21,455	0.6
□ 100,001 - 1,000,000 股	100,001 - 1,000,000 shares	118	2.8	35,244	1.1
□ 1,000,001 - 50,000,000 股	1,000,001 - 50,000,000 shares	10	0.2	94,483	2.9
□ 50,000,000 股以上	Over 50,000,000 shares	3	0.1	3,140,228	95.2
		4,177	100.0	3,299,901	100.0

* *包括四百四十名參與中央結算及交收系統(中央結算系統)之人士，彼等在所屬之持股量組別內，以香港中央結算代理人有限公司名義登記持有合共十七億一千九百二十五萬四千八百三十五股普通股。*
* *incorporating, in their respective shareholdings range, 440 participants of Central Clearing and Settlement System (CCASS) holding a total of 1,719,254,835 ordinary shares registered in the name of HKSCC Nominees Limited.*

股東 **Shareholders** 持股量 **Shareholdings**



68.4%
15.9%
0.1%
0.2%
12.6%
95.2%
1.1%
0.1%
0.1%
0.6%
2.9%

財務日誌
Financial Calendar

公布中期業績 Interim Results announced	二零零四年二月十八日 18 February 2004
已派發普通股中期股息 Interim Ordinary Dividend paid	二零零四年四月二十三日 23 April 2004
公布全年業績 Annual Results announced	二零零四年九月八日 8 September 2004
截止辦理普通股股份過戶 Latest time to lodge transfer	二零零四年十一月五日四時正 4:00 p.m. on 5 November 2004
暫停辦理股份過戶登記 *(就普通股末期股息而言)* Share Register closed *(for final ordinary dividend)*	二零零四年十一月八日至十一月十日 *(首尾兩天包括在內)* 8 November to 10 November 2004 *(both days inclusive)*
股東週年大會 *(細節請參閱本年報附上之股東週年大會通告)* Annual General Meeting *(Details are set out in the Notice of Annual General Meeting accompanying this Annual Report)*	二零零四年十一月二十三日上午十時正 假座註冊辦事處 10:00 a.m. on 23 November 2004 at Registered Office
建議派發普通股末期股息 Proposed Final Ordinary Dividend payable	二零零四年十一月二十六日 26 November 2004

上市資料
Listing Information

於二零零四年六月三十日　At 30 June 2004

3,299,900,770股每股面值港幣1.00元之普通股股份在香港聯合交易所有限公司上市；此外，75,150股每股面值港幣7,500.00元之可換股累積優先股股份在香港聯合交易所有限公司及盧森堡證券交易所上市

3,299,900,770 ordinary shares of HK$1.00 each listed on The Stock Exchange of Hong Kong Limited and 75,150 Convertible Cumulative Preference Shares of HK$7,500.00 each listed on The Stock Exchange of Hong Kong Limited and Luxembourg Stock Exchange

普通股股份代號　Stock Code for Ordinary Shares

香港聯合交易所	Hong Kong Stock Exchange	0101
路透社	Reuters	0101.HK
彭博	Bloomberg	101HK

可換股累積優先股股份代號　Stock Code for Convertible Cumulative Preference Shares

香港聯合交易所	Hong Kong Stock Exchange	1210
盧森堡證券交易所 *(以國際預託證券之形式，每份代表五股可換股累積優先股股份)*	Luxembourg Stock Exchange *(in the form of international depositary receipt ("IDR") each representing 5 Convertible Cumulative Preference Shares)*	GB0040415332

每手買賣單位　Board Lot Size

普通股股份	Ordinary Shares	1,000
可換股累積優先股股份	Convertible Cumulative Preference Shares	
香港	Hong Kong	10
盧森堡 *(國際預託證券)*	Luxembourg *(IDR)*	1

美國預託證券　American Depositary Receipt

第一級保薦(櫃台交易)　Sponsored Level-1 (Over the Counter)

證券識別統一號碼／票據代號	CUSIP Number / Ticker Symbol	41043M104 / HLPPY
預託證券對普通股之比率	ADR:Underlying Ordinary Share Ratio	1:5
存託銀行	Depositary Bank	紐約銀行 The Bank of New York (http://www.adrbny.com)

股票過戶及登記處　Share Registrars

香港中央證券登記有限公司
香港皇后大道東一百八十三號
合和中心十七樓
電話：2862 8628
傳真：2529 6087

Computershare Hong Kong Investor Services Limited
17th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong
Telephone : 2862 8628
Fax : 2529 6087

投資者關係聯絡　Investor Relations Contact

吳士元
執行董事
電郵地址：ir@hanglung.com

Terry Ng
Executive Director
Email address : ir@hanglung.com

普通股股份之資料　Ordinary Share Information

	股價 Price 最高 High 港幣 HK$	股價 Price 最低 Low 港幣 HK$	總成交額 Total Trading Volume 股份數目 No. of Shares	股價 Price 最高 High 港幣 HK$	股價 Price 最低 Low 港幣 HK$	總成交額 Total Trading Volume 股份數目 No. of Shares
	2003			**2002**		
第三季 Third quarter	9.80	7.30	187,012,000	9.00	6.75	200,532,000
第四季 Fourth quarter	10.35	9.00	194,070,000	7.80	6.60	145,601,000
	2004			**2003**		
第一季 First quarter	12.90	10.15	491,185,000	7.80	7.05	105,407,000
第二季 Second quarter	11.90	8.80	296,451,000	7.75	6.55	133,661,000

於二零零三年六月三十日之股價：港幣7.05元
Share Price as at 30 June 2003: HK$7.05

於二零零四年六月三十日之股價：港幣10.05元
Share Price as at 30 June 2004: HK$10.05